Gartner®

2023
| Annual Report |

Dear Shareholders:



Gene Hall
Chief Executive Officer



Craig Safian
Chief Financial Officer

Gartner is uniquely positioned to support enterprise leaders by applying Gartner insight, drawn from our forward-thinking expert analysis, practitioner research on peer best practices and robust data and analytics.

Gartner delivered strong results while navigating a complex environment in 2023.

Gartner continued to provide strong returns for our shareholders and exceptional value for our clients. We drove high single-digit growth in contract value and revenue, invested for future growth while delivering strong margins, and generated more than $1 billion of free cash flow.[1] The growth rates detailed in this letter exclude the impact of foreign exchange, unless otherwise stated.

We generated $5.9 billion of revenue and $1.5 billion of adjusted EBITDA, representing year-over-year growth of 8% and 1%, respectively. Adjusted EPS was $11.33 in 2023, representing a reported growth of 1%. We continued to return capital to our shareholders through our ongoing share repurchase program.

2023 was marked by a complex economic and geopolitical environment with several sources of disruption to enterprises around the world. Interest rates and inflation were the highest they've been in many years. The world experienced the worst geopolitical polarization and conflict that we've seen in decades. Enterprises continued to experience the biggest changes to how and where people work since the Industrial Revolution. Cybersecurity attacks became even more frequent, while getting stronger and more disruptive. And we saw a significant leap in the capabilities of artificial intelligence. All of these disruptions affected industries around the world, sometimes in different ways.

Technology vendors, an important end market for Gartner representing about one quarter of our contract value, saw a lot of change during 2023. Larger technology vendors refocused on profitability, which led to significant cost restructuring and

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[1] Reconciliations of all non-GAAP financial measures used in this letter to the most directly comparable GAAP measures are available on investor.gartner.com.

widespread layoffs. Smaller technology vendors were impacted by rising interest rates, which affected their access to capital, as well as a shift in venture capital priorities. This resulted in a more challenging selling environment during the year. These challenges are temporary as the value proposition we offer to technology vendors remains very compelling. We expect this end market to return to historical levels of growth for Gartner over time.

We offer clients and prospects a very compelling value proposition.

At Gartner, we guide the leaders who shape the world. We do this by delivering actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities. We are a trusted advisor and an objective resource for close to 15,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Enterprise leaders have mission-critical priorities, which often evolve and can sometimes change both quickly and dramatically. These leaders know they need even more help than ever before. And Gartner is uniquely positioned to help them succeed in addressing their priorities. The breadth and depth of our expertise enables us to deliver value on these priorities and more. We deliver our expertise through our insights platform, direct engagement between our analysts and clients, and through our industry-leading conferences.

We continue to deliver products and services globally through three business segments — Research, Conferences and Consulting.

Gartner Research is our largest and most profitable segment. We are uniquely positioned to support enterprise leaders by applying Gartner insight, drawn from our forward-thinking expert analysis,

practitioner research on peer best practices, and robust data and analytics.

Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. In 2023, we had more than 490,000 direct client interactions and advised close to 15,000 distinct client enterprises worldwide. Our size and scale enable us to apply our vast resources toward broader and deeper research coverage and to deliver insight to our clients based on their most important, mission-critical priorities.

Enterprise leaders access our research content and advisory services through individual subscription contracts over a defined period. We typically have a minimum contract period of 12 months for our research and advisory subscription contracts and, at December 31, 2023, over 70% of our contracts were multiyear agreements.

Gartner Conferences provides enterprise executives and their teams the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

Attendees experience sessions led by Gartner research experts, and the sessions include cutting-edge technology solutions, peer exchange workshops, one-on-one analyst and advisor meetings, consulting diagnostic workshops, keynotes and more. Our conferences also provide attendees with an opportunity to interact with IT and business executives from the world's leading companies.

During 2023, we had our first full year of in-person destination conferences since the pandemic began in March 2020. Gartner successfully held 47 in-person destination conferences with more than 75,000 attendees, including eight Symposium/Xpos.

Gartner Consulting serves senior executives leading technology-driven strategic initiatives as an extension of our IT Research business. Through custom analysis and on-the-ground projects, we enable deeper support on our clients' mission-critical priorities. We provide actionable solutions for a range of IT-related priorities, including IT cost optimization, digital transformation and IT sourcing optimization.

Our market opportunity is vast across all sectors, sizes and geographies, and we're delivering more value than ever.

Gartner is a growth company powered by our people.

Our associates have fueled our sustained track record of growth, and we strive to put our people first. We are intentional about how we bring the best possible talent to meet our clients' needs. We attract and recruit a diverse talent pool, offer a wide breadth of learning and career development opportunities, and offer industry-leading rewards and recognition for strong performers. In addition, we are committed to supporting our associates' lives outside of work through charitable giving programs, community-building initiatives, and providing generous health and wellness benefits.

Gartner aims to foster a culture of lifelong learning and development. We help employees unlock their full potential through mechanisms like continuous feedback and individual development plans. We have dedicated, job-specific training programs in addition to global programs aimed at growing and advancing effective leaders. Our programs are offered across multiple mediums and platforms — both online through dynamic e-learning, or in person through powerful shared experiences.

At December 31, 2023, we had approximately 20,000 associates globally.

We continue to carefully calibrate our hiring based on our near-term needs and to invest for long-term, sustained double-digit growth. We have a great team across Gartner, driven by a very compelling associate value proposition. Moving into 2024, we are in an excellent position from a talent and tenure perspective.

We continually renew our commitment to our people by seeking to optimize our recruitment and professional development processes, create networking and educational opportunities, celebrate heritage and history, celebrate community service and create safe spaces for all employees. Our human capital management strategies are developed by executive management and overseen by the Compensation Committee of our Board of Directors.

We've been operating with a hybrid work environment for several years now. This is a key driver of our success. When it comes to a hybrid work environment, Gartner is world-class. Our hybrid approach allows us to work together virtually and in person as an integrated, global team. It also allows us to continue attracting and retaining top talent as we grow.

Our results were strong across the business in 2023.

Our Research segment ended 2023 with revenue of $4.9 billion, an increase of 6% year over year. At the end of the year, contract value was $4.8 billion, an increase of 8% year over year.

Global Technology Sales (GTS) serves leaders and their teams within IT and represents almost 80% of our total contract value. GTS contract value at year end was $3.7 billion, an increase of 6% versus the prior year.

Global Business Sales (GBS) supports all the enterprise functions beyond IT. This includes HR, Supply Chain, Marketing, Finance, Legal, Sales and more. GBS represents more than 20% of our total contract value. GBS contract value increased a strong 13% year over year to end 2023 at $1.1 billion.

Gartner Conferences provides great value to our clients. In 2023, Conferences revenue was $505 million, an increase of 29% for the full year as we fully returned to in-person conferences.

Consulting revenue was $515 million, an increase of 8% for the full year 2023.

Looking ahead, we are well-positioned for long-term, sustained double-digit growth, and we will continue to focus on strong execution.

We're well-positioned to have a strong 2024. Our strategy, culture and people will continue to be a source of strength. Our strategy is to be laser-focused on our clients' mission-critical priorities, to achieve consistent execution of operational best practices, to innovate and continuously improve across all aspects of our business, and to inspire lifelong careers through an environment of exceptional professional development.

Many of the programs we've worked on over the past few years are positioned to have significant impact during 2024. Our 2024 priorities set us up to continue delivering unparalleled value. Leaders around the world are at or near an inflection point for their decision making following a number of disruptions in 2023. After a period in which leaders reacted with spending recalibration, layoffs and leadership changes, we expect them to refocus on their mission-critical priorities where we are uniquely positioned to help.

In 2023, Gartner drove strong results in terms of contract value, revenue, profits and free cash flow. Contract value grew in the high single digits, and we are positioned for growth to accelerate during 2024. We've increased hiring to drive future growth. And we continue to put our capital to work on behalf of our shareholders, repurchasing more than $3 billion worth of our stock over the past three years.

We will continue to deliver unparalleled value to our clients, staying focused on strong, operational execution and continuous improvement and innovation so that we get better, faster and stronger every year.

Looking out over the medium term, our outstanding financial model and expectations are unchanged. We expect to deliver Research contract value growth of 12% to 16% and double-digit revenue growth. With gross margin expansion, sales cost growing in line with CV growth over time and G&A leverage, we can modestly expand margins from 2024. With our modest capital expenditure needs and the benefit of clients paying us upfront for our services, we plan to grow free cash flow at least as fast as adjusted EBITDA. Finally, we'll continue to deploy our capital on share repurchases, which will lower the share count over time, and on strategic value-enhancing tuck-in mergers and acquisitions.

On behalf of everyone at Gartner, we thank you for your support.



Gene Hall
Chief Executive Officer

Craig Safian
Chief Financial Officer

The Numbers: Highlights

Segment Revenue 2023

($ in millions)



$515
Consulting

$505
Conferences

$4,887
Research

Contract Value[1]

($ in millions)



'19	'20	'21	'22	'23
3,311	3,456	4,003	4,491	4,839

[1] All contract values have been calculated using 2023 foreign currency rates.

Comparison of Five-Year Cumulative Total Return*

Among Gartner, Inc., the S&P 500 Index and the S&P 500 IT Services Index



— Gartner, Inc.   — S&P 500
— S&P 500 IT Services

The graph compares Gartner, Inc.'s cumulative five-year total shareholder return on common stock with the cumulative total returns of the S&P 500 Index and the S&P 500 IT Services Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2018 to 12/31/2023.

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

(in thousands, except income per share, employees and research client enterprises)	Year ended December 31,				
	2023	2022	2021	2020	2019
Statement of Operations Data					
Total revenues	$ **5,906,956**	$ 5,475,846	$ 4,733,962	$ 4,099,403	$ 4,245,321
Net income	**882,466**	807,799	793,560	266,745	233,290
Diluted income per common share	$ **11.08**	$ 9.96	$ 9.21	$ 2.96	$ 2.56
Weighted average shares outstanding (diluted)	**79,680**	81,067	86,177	90,017	90,971
Common shares outstanding at year-end	**78,338**	79,174	82,397	88,842	89,158
Cash Flow Data					
Operating cash flow	$ **1,155,737**	$ 1,101,422	$ 1,312,470	$ 903,278	$ 565,436

	As of December 31,				
	2023	2022	2022	2020	2019
Balance Sheet Data					
Cash and cash equivalents	$ **1,318,999**	$ 697,999	$ 756,493	$ 712,583	$ 280,836
Current assets	**3,427,886**	2,786,107	2,620,080	2,323,058	2,018,741
Total assets	**7,835,919**	7,299,736	7,416,324	7,315,967	7,151,294
Current liabilities	**3,777,719**	3,597,600	3,378,780	2,947,494	2,856,534
Total debt principal outstanding	**2,479,400**	2,487,200	2,493,131	2,006,046	2,207,514
Total liabilities	**7,155,285**	7,071,938	7,045,266	6,225,539	6,212,701
Stockholders' equity	$ **680,634**	$ 227,798	$ 371,058	$ 1,090,428	$ 938,593

Statistical Data					
Total contract value[1]	$ **4,838,600**	$ 4,490,700	$ 4,003,200	$ 3,455,700	$ 3,310,700
Research client enterprises[2]	**14,700**	15,200	14,900	13,900	14,000
Consulting backlog[1,3]	$ **162,100**	$ 134,500	$ 108,600	$ 95,900	$ 111,500
Employees	**20,237**	19,505	16,632	15,611	16,724

[1] All contract values and backlog amounts have been calculated using 2023 foreign currency rates.
[2] Historical Client Enterprises and associated metrics are updated to reflect the current structure.
[3] We changed our method of calculating backlog in 2022 to include multiyear contracts.

Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions

Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:

1 800 937 5449 (toll-free; U.S. shareholders only)
+1 718 921 8124 (non-U.S. shareholders)

You can also write our transfer agent and registrar at:

Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
USA
helpAST@equiniti.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage firm can contact their broker to request consolidation of their accounts.

Contact Information

To contact Gartner Investor Relations, call +1 203 316 6537. We can be contacted during U.S. East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:

Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
USA

Or send us an email at investor.relations@gartner.com. To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm
KPMG LLP
345 Park Avenue
New York, NY 10154
USA

Corporate Headquarters
Gartner, Inc.
56 Top Gallant Road
Stamford, CT 06902
USA
+1 203 964 0096



April 16, 2024

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., you are invited to attend our 2024 Annual Meeting of Stockholders to be held on Thursday, June 6, 2024, at 10 a.m. Eastern Time, via live audio webcast over the internet at *www.virtualshareholdermeeting.com/IT2024*. Stockholders or their legal proxy holders can participate, submit questions, vote, and examine our stockholder list at the Annual Meeting by visiting *www.virtualshareholdermeeting.com/IT2024* and using a valid control number. As always, we encourage you to vote your shares prior to the Annual Meeting.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter. The 2023 Annual Report to Stockholders is also included with these materials.

We have mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2024 Proxy Statement and our 2023 Annual Report to Stockholders, and how to vote online on the three management Proposals, put before you this year. The Notice also includes instructions on how to request a paper or email copy of the proxy materials, including the Notice of Annual Meeting, Proxy Statement and Annual Report, and proxy card or voting instruction card. Stockholders who previously either requested paper copies of the proxy materials or elected to receive the proxy materials electronically did not receive a Notice and will receive the proxy materials in the format requested.

In addition, by following the e-consent instructions in the proxy card, stockholders may go paperless in future solicitations and request proxy materials electronically by email on an ongoing basis.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to review the proxy materials and vote your shares, regardless of the number of shares you hold, as soon as possible. You may vote by proxy over the internet or by telephone using the instructions provided in the Notice. Alternatively, if you received paper copies of the proxy materials by mail, you can also vote by following the instructions on the proxy card or voting instruction card. Instructions regarding the three methods of voting are contained in the Notice, proxy card or voting instruction card.

If you have any questions about the meeting, please contact our Investor Relations Department at investor.relations@gartner.com.

Sincerely,

Gene Hall

Eugene A. Hall
Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]



56 Top Gallant Road
Stamford, Connecticut 06902
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time	Location
Thursday, June 6, 2024 10:00 a.m. Eastern Time	Attend the annual meeting online, including submitting questions and voting, at *www.virtualshareholdermeeting.com/IT2024*

Matters To Be Voted On:	(1) Election of twelve members of our Board of Directors named in this proxy statement;
	(2) Approval, on an advisory basis, of the compensation of our named executive officers; and
	(3) Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2024 fiscal year.
Record Date:	April 8, 2024 – You are eligible to vote if you were a stockholder of record on this date.
Proxy Voting:	You may vote by internet, telephone or mail, regardless of whether you plan to participate in the Annual Meeting. As always, we recommend voting in advance. Please refer to the section entitled "Information Concerning Proxy Materials and the Voting of Proxies – *How Can You Vote?*" on page 60 of the Proxy Statement for a description of how to vote.

To be admitted to the Annual Meeting, please visit *www.virtualshareholdermeeting.com/IT2024*. Online check-in will be available approximately 15 minutes before the meeting starts. Stockholders of record as of the close of business on April 8, 2024, the Record Date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the Record Date during the Annual Meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/IT2024*, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials (the "Notice"), and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the *http://www.proxyvote.com* website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting. For more information about how to attend the Annual Meeting online, please see "Information Concerning Proxy Materials and the Voting of Proxies – *How Can I Participate in the 2024 Annual Stockholders' Meeting?*" on page 58 of the Proxy Statement.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the meeting, the chair of the meeting will convene the meeting at 10:30 a.m. Eastern Time on the date specified above and at the location specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the investors page of the company's website at *https://investor.gartner.com*.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 6, 2024: We are making this Notice of Annual Meeting, this Proxy Statement and our 2023 Annual Report available on the Internet at *www.proxyvote.com* and mailing copies of these Proxy Materials to certain stockholders on or about April 16, 2024.

By Order of the Board of Directors,

Thomas Kim
Executive Vice President, General Counsel & Secretary
Stamford, Connecticut
April 16, 2024



TABLE OF CONTENTS



56 Top Gallant Road
Stamford, Connecticut 06902
www.virtualshareholdermeeting.com/IT2024

PROXY STATEMENT

For the Annual Meeting of Stockholders to be held on June 6, 2024

GENERAL INFORMATION

The Annual Meeting and Proposals

The 2024 Annual Meeting of Stockholders of Gartner, Inc. will be held on Thursday, June 6, 2024, at 10:00 a.m. Eastern Time, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and described in greater detail below. This Proxy Statement and form of proxy, together with our 2023 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting, and are first being made available to our stockholders on or around April 16, 2024. We will refer to our company in this Proxy Statement as "we", "us", the "Company" or "Gartner." The three proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are:

	Proposals		*Board Recommendation*	*Page*
1	*Election of each of the twelve (12) nominees to our Board of Directors Named Herein*	☑	*FOR EACH NOMINEE*	20
2	*Approval, on an advisory basis, of the compensation of our named executive officers ("NEOs")*	☑	*FOR*	52
3	*Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2024 fiscal year*	☑	*FOR*	53

Management does not intend to present any other items of business and is not aware of any matters other than those set forth in this Proxy Statement for action at the 2024 Annual Meeting of Stockholders. However, if any other matters properly come before the Annual Meeting, the persons designated by the Company as proxies may vote the shares of common stock ("Common Stock") they represent in their discretion.

The 2024 Annual Meeting of Stockholders will be held in a virtual meeting format only, on the above date and time, via live audio webcast. Stockholders or their legal proxy holders can participate, submit questions, vote, and examine our stockholder list at the Virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/IT2024* and using a valid control number. For more information about how to attend the Annual Meeting online, please see "Information Concerning Proxy Materials and the Voting of Proxies – *How Can I Participate in the 2024 Annual Stockholders' Meeting?*" on page 58 of the Proxy Statement. As always, we encourage you to vote your shares prior to the Annual Meeting.

* * *

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical or current facts, including statements regarding our plans and goals, made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2023 Annual Report on Form 10-K.

Forward-looking and other statements in this proxy statement regarding our environmental, social, governance ("ESG") and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. In addition, historical, current, and forward-looking ESG and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

THE BOARD OF DIRECTORS

General Information About Our Board of Directors

The Board of Directors of Gartner, Inc. (the "Board") currently has 12 directors who serve for annual terms. Our CEO, Eugene A. Hall, has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See *Executive Compensation – Certain Employment Agreements with Executive Officers – Mr. Hall — Employment Agreement* below. There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected. None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption.

Each member of our Board has been nominated for election at the 2024 Annual Meeting. See *Proposal One – Election of Directors* on page 20. Set forth below are the name, age, principal occupation for the last five years, public company board experience, selected additional biographical information and period of service as a director of the Company of each director, as well as a summary of each director's experience, qualifications and background that, among other factors, support their respective qualifications to continue to serve on our Board.



Peter E. Bisson

AGE: 66

DIRECTOR SINCE: 2016

Independent

COMMITTEE: Governance/ Nominating Committee

Mr. Bisson retired from McKinsey & Company, a global management consulting business, in 2016 where he last served as Director and Global Leader of the High Tech Practice. Mr. Bisson held a number of other leadership positions at McKinsey & Company, including chair of its knowledge committee, which guides the firm's knowledge investment and communication strategies, member of the firm's shareholders committee and leader of the firm's strategy and telecommunications practices. In more than 30 years at McKinsey & Company, Mr. Bisson advised a variety of multinational public companies in the technology-based products and services industry. Mr. Bisson is also a director of Automatic Data Processing, Inc.

As a result of Mr. Bisson's extensive consulting experience advising clients on corporate strategy and M&A, design and execution of performance improvement programs, and marketing and technology development, he brings to the Board and the Governance/ Nominating Committee critical insight into operations and long-term strategy. This, coupled with his in-depth knowledge of the technology space, qualifies him to serve as a director.



Richard J. Bressler

AGE: 66

DIRECTOR SINCE: 2006

Independent
Financial Expert

COMMITTEE:
Audit Committee (Chair)

Mr. Bressler is President, Chief Operating Officer and Chief Financial Officer of iHeartMedia, Inc., a mass media company. iHeartMedia, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in March 2018 and emerged from bankruptcy in May 2019.

From July 2013 to April 2019, Mr. Bressler also served as the Chief Financial Officer of Clear Channel Outdoor Holdings, Inc., an outdoor advertising company. Prior to joining iHeartMedia, he served as Managing Director of Thomas H. Lee Partners, L.P., a Boston-based private equity firm, from 2006 to July 2013. He joined Thomas H. Lee Partners from his role as Senior Executive Vice President and Chief Financial Officer of Viacom Inc., where he managed all strategic, financial, business development and technology functions. Mr. Bressler has also served in various capacities with Time Warner Inc., including Chairman and Chief Executive Officer of Time Warner Digital Media and Executive Vice President and Chief Financial Officer of Time Warner Inc. Prior to joining Time Inc., he was a partner with the accounting firm of Ernst & Young. Mr. Bressler is currently a director of iHeartMedia, Inc., and a former director of The Nielsen Company B.V. and Warner Music Group Corp.

Mr. Bressler qualifies as an audit committee financial expert due to his extensive financial and operational roles at large U.S. public companies. He has held several senior leadership positions and brings a wealth of management, financial, accounting and professional expertise to our Board and Audit Committee.



Raul E. Cesan

AGE: 76

DIRECTOR SINCE: 2012

Independent

COMMITTEE:
Compensation Committee

Mr. Cesan is the Founder and Managing Partner of Commercial Worldwide LLC, an investment firm. Prior thereto, he spent 25 years at Schering-Plough Corporation, serving in various capacities of substantial responsibility: President and Chief Operating Officer (from 1998 to 2001); Executive Vice President of Schering-Plough Corporation and President of Schering-Plough Pharmaceuticals (from 1994 to 1998); President of Schering Laboratories, U.S. Pharmaceutical Operations (from 1992 to 1994); and President of Schering-Plough International (from 1988 to 1992). Mr. Cesan was also a director of The New York Times Company until April 2018.

Mr. Cesan's international experience brings important insight to our global business. His 25 years at Schering-Plough give him substantial leadership and extensive operational experience, allowing him to provide valuable guidance to our Board and Compensation Committee.



Karen E. Dykstra

AGE: 65

DIRECTOR SINCE:
December 2023

Independent
Financial Expert

COMMITTEE:
Audit Committee

Ms. Dykstra served as Chief Financial Officer of VMware, Inc. ("VMware"), a cloud computing and virtualization technology company, from June 2023 to November 2023. Ms. Dykstra also previously served as Chief Financial and Administrative Officer from November 2013 to July 2015 and as Chief Financial Officer from September 2012 to November 2013 of AOL, Inc., an online service provider. From January 2007 until December 2010, Ms. Dykstra was a Partner of Plainfield Asset Management LLC ("Plainfield"), and she served as Chief Operating Officer and Chief Financial Officer of Plainfield Direct LLC, Plainfield's business development company, from May 2006 to 2010, and as a director from 2007 to 2010. Prior thereto, she spent over 25 years with Automatic Data Processing, Inc., serving most recently as Chief Financial Officer from January 2003 to May 2006, and prior thereto as Vice President – Finance, Corporate Controller and in other capacities.
Ms. Dykstra is a director of Arm Limited and a former director of VMware; Crane Co.; AOL, Inc.; and Boston Properties, Inc. Ms. Dykstra previously served on the Board from 2007 to June 2023. She resigned in June 2023 and rejoined the Board and Audit Committee on December 2023. Ms. Dykstra resigned to focus on her role as chief financial officer and executive vice president of VMware, a position she held from June 2023 until November 2023 (following the closing of Broadcom Inc.'s acquisition of VMware on November 22, 2023).

As a result of her past service in principal financial leadership positions, Ms. Dykstra brings to the Board extensive financial expertise, including in-depth knowledge of financial reporting rules and regulations and accounting principles. Ms. Dykstra qualifies as an audit committee financial expert, and her substantial management, financial, accounting and oversight experience provide important expertise to our Board and Audit Committee.



Diana S. Ferguson

AGE: 61

DIRECTOR SINCE: 2021

Independent
Financial Expert

COMMITTEE:
Audit Committee

Diana S. Ferguson is the Founder and Principal of Scarlett Investments, LLC, an investment and advisory company for middle-market consumer products businesses founded in 2013. From 2015 to 2020, she served as CFO of Cleveland Avenue, LLC, a venture capital investment company. Previously, Ms. Ferguson also served as CFO of the Chicago Board of Education; Senior Vice President and CFO at The Folgers Coffee Company; and Executive Vice President and CFO of Merisant Worldwide, Inc., a manufacturer of sweetener products. Ms. Ferguson currently serves as a director of Mattel, Inc. and Chair of Sally Beauty Holdings, Inc. Ms. Ferguson is a former director of Frontier Communications Corporation; TreeHouse Foods, Inc.; and Invacare Corporation.

As a former CFO of several large corporations, Ms. Ferguson qualifies as an audit committee financial expert and brings extensive financial, accounting and reporting experience to the Board. In addition, her present and past service on several public boards gives her valuable knowledge and perspective into best practices and corporate strategy.



Anne Sutherland Fuchs

AGE: 76

DIRECTOR SINCE: 1999

Independent

COMMITTEE:
Compensation Committee (Chair)

Governance/Nominating Committee

Ms. Fuchs served as Group President, Growth Brands Division, Digital Ventures, a division of J.C. Penney Company, Inc., from November 2010 until April 2012. She also served as Chair of the Commission on Women's Issues for New York City during the Bloomberg Administration, a position she held from 2002 through 2013. Previously, Ms. Fuchs served as a consultant to companies on branding and digital initiatives and as a senior executive with operational responsibility at LVMH Moët Hennessy Louis Vuitton; Phillips, de Pury & Luxembourg; and several publishing companies, including Hearst Corporation, Conde Nast, Hachette and CBS. Ms. Fuchs is a former director of Pitney Bowes Inc.

Ms. Fuchs' executive management, content and branding skills plus operations expertise; knowledge of government operations and government partnerships with the private sector; and keen interest and knowledge of diversity, governance and executive compensation matters provide important perspective to our Board and its Compensation and Governance/ Nominating Committees.



William O. Grabe

AGE: 85

DIRECTOR SINCE: 1993

Independent

COMMITTEE:
Governance/Nominating Committee (Chair)

Mr. Grabe is an Advisory Director of General Atlantic LLC, a global private equity firm. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Lenovo Group Limited. He is a former director of Infotech Enterprises Limited, Compuware Corporation, Patni Computer Systems Ltd. (now known as iGate Computer Systems Limited), Covisint Corporation and QTS Realty Trust Inc. Mr. Grabe is also a trustee of the Nature Conservatory in Florida and the NYU Entrepreneurial Institute, as well as a member of the Board of Grand Canyon Trust and the UCLA Anderson School of Management Board of Visitors.

Mr. Grabe's experience at IBM Corporation and his prior service on several boards in the technology space have given him extensive industry knowledge. In addition, Mr. Grabe's other directorships have provided him with substantial insight into corporate governance and best practices, which are critical to our Governance/Nominating Committee. His significant senior executive experience, knowledge of business operations and comprehensive understanding of the global information technology industry make him a valued member of the Board and Governance/Nominating Committee.



José M. Gutiérrez

AGE: 62

DIRECTOR SINCE: 2023

Independent
Financial Expert

COMMITTEE:
Audit Committee

Prior to his retirement in 2016, Mr. Gutiérrez spent 25 years at AT&T Inc., where he held several senior executive positions including President and/or CEO of five business units ranging from $5 billion to $25 billion in revenue. Mr. Gutiérrez currently serves as a director of Denny's Corp. and Adient plc. He previously served as a director of Dr. Pepper Snapple Group, where he participated in the merger with JAB's Keurig, creating a combined $11 billion beverage conglomerate and driving significant value for shareholders. He is also an active member of several boards at the University of Missouri and serves as Vice-Chairman of the Thompson Foundation for Autism.

Mr. Gutiérrez has considerable experience across a diverse range of industries at both the executive and board-level, including strong technology expertise. His leadership roles at AT&T have cultivated a keen insight into corporate strategy and a customer-focused approach to business. He also has significant financial and accounting experience and has been a valued member of several public-company boards, serving in audit, finance, compensation, nominating and governance committees, which make him a valued member of the Board.



Eugene A. Hall

AGE: 67

DIRECTOR SINCE: 2004

COMMITTEE:
None

Mr. Hall is the Chief Executive Officer of Gartner. Prior to joining Gartner as Chief Executive Officer in 2004, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as director.

As Gartner's CEO, Mr. Hall is responsible for developing and executing on the Company's operating plan and business strategies in consultation with the Board and for driving Gartner's business and financial performance. He is the sole management representative on the Board. Mr. Hall possesses extensive leadership and industry experience, both at and prior to joining Gartner, including a profound knowledge and understanding of our business, operations and strategy.



Stephen G. Pagliuca

AGE: 69

DIRECTOR SINCE: 2010

Independent

COMMITTEE:
None

Mr. Pagliuca is a Senior Advisor and former Managing Director of Bain Capital Private Equity, LP, a global private equity firm, and former Co-Chairman of Bain Capital, L.P. He is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca is also co-owner and co-chairman of the Serie A professional football club, Atalanta Bergamasca Calcio. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a former director of Kioxia Holdings Corporation; Burger King Holdings, Inc.; HCA Healthcare, Inc.; Quintiles Transnational Corporation; Warner Chilcott PLC; the Weather Company; and Axis Bank, Ltd. He currently serves on the board of directors of Coherent Corp. (formerly known as II-VI Incorporated) and Virgin Voyages. Mr. Pagliuca previously served on the Board from 1990 to 2009, but resigned to enter the U.S. Senate race for Massachusetts, and then rejoined the Board in 2010.

Mr. Pagliuca's 34 years of experience at Bain Capital gives him an in-depth knowledge of corporate strategy, operations and extensive senior leadership experience. He also has a comprehensive subject matter knowledge of Gartner's history, the development of its business model and the global information technology industry, as well as financial and accounting matters. This experience makes Mr. Pagliuca well-positioned to provide the Board with key insight in evaluating and directing our long-term growth.



Eileen M. Serra

AGE: 69

DIRECTOR SINCE: 2017

Independent

COMMITTEE:
Compensation Committee

Ms. Serra retired from JPMorgan Chase & Co., an international financial services company, in February 2018, where she last served as a Senior Advisor focusing on strategic growth initiatives across Chase Consumer and Community Banking businesses. From 2012 to 2016, she served as the CEO of Chase Card Services. Prior to joining Chase Card Services in 2006, Ms. Serra was a Managing Director at Merrill Lynch. She was a Senior Vice President at American Express and a Partner at McKinsey & Company earlier in her career. Ms. Serra is currently a director of Capital One Financial Corporation. Ms. Serra is a former director of Seven Oaks Acquisition Corp. and Boxed, Inc.

Ms. Serra has extensive operational and management experience, having held senior positions at some of the world's largest companies. Her experience at Chase also provides her with in-depth knowledge of corporate strategy and growth opportunities. This, coupled with her proven track record of large-scale leadership, enables her to provide valuable guidance to our Board.



James C. Smith

AGE: 83

DIRECTOR SINCE: 2002

CHAIRMAN OF THE BOARD SINCE: 2004

Independent

COMMITTEE:
Audit Committee

Mr. Smith was Chairman of the Board of First Health Group Corp., a national health benefits company, until its sale in 2004. He also served as First Health's Chief Executive Officer from January 1984 through January 2002 and President from January 1984 to January 2001.

Mr. Smith's long-time expertise and experience as the founder, senior-most executive and Chairman of the Board of a successful large public company provides a unique perspective and insight into management and operational issues faced by the Board, the Audit Committee and our CEO. This experience, coupled with Mr. Smith's personal leadership qualities, qualifies him to continue to serve as Chairman of the Board.

Director Skills, Experience and Expertise

The matrix below summarizes what our Board believes are desirable types of experience, qualifications, attributes and skills possessed by one or more of Gartner's directors because of their particular relevance to the Company's business and structure. The following matrix does not encompass all the experience, qualifications, attributes or skills of our directors.

	Bisson	Bressler	Cesan	Dykstra	Ferguson	Fuchs	Grabe	Gutiérrez	Hall	Pagliuca	Serra	Smith	Total
Industry Experience	✓	✓		✓					✓		✓		5
Technology	✓			✓			✓	✓	✓	✓			6
Public Company Boards	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	11
International	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		11
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12
Corporate Governance	✓				✓	✓	✓	✓				✓	6
Accounting or Finance		✓	✓	✓	✓			✓		✓		✓	7
Capital Markets		✓		✓	✓			✓		✓			5
Executive Compensation		✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	10
Strategic Planning/ Business Development/ M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12
Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12
Sales & Marketing			✓			✓	✓	✓			✓	✓	6
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12
Cybersecurity		✓		✓	✓			✓	✓	✓	✓	✓	8
Diversity													
Gender Identity													
Female				✓	✓	✓					✓		4
Male	✓	✓	✓				✓	✓	✓	✓		✓	8
Nonbinary													0
Demographic Background													
Black or African American					✓								1
Alaska Native or Native American													0
Asian													0
Hispanic or Latinx			✓					✓					2
Native Hawaiian or Pacific Islander													0
White	✓	✓		✓		✓	✓		✓	✓	✓	✓	9
LGBTQ+													0



4

female directors

3

ethnically diverse directors

50%

of our Board members are ethnically or gender diverse

11 of 12

independent director nominees

Board Committees consist of only **independent directors**

Majority Vote Standard

The Company has adopted a majority vote standard for the election of directors which provides that a nominee must receive more FOR votes than AGAINST votes for election as a director. Should a nominee fail to achieve this threshold, the nominee must immediately tender his or her resignation to the Board. The Governance/Nominating Committee (the "Governance Committee") will then recommend to the Board whether to accept or reject the tendered resignation, and the Board, in its discretion, will consider and act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

Compensation of Directors

The Compensation Committee, in consultation with the Governance Committee, reviews all forms of independent director compensation on an annual basis and approves changes, when appropriate. The Compensation and Governance Committees are supported in this review by Exequity, LLP, the Compensation Committee's independent compensation consultant. The review examines director compensation in relation to two comparator groups: Peer Group and General Industry Group. The Peer Group includes the same companies used to benchmark executive pay. The General Industry Group includes 100 companies; 50 companies larger and 50 companies smaller than Gartner, with median revenues similar to that of Gartner. The Peer Group serves as the primary comparison with the General Industry Group serving as an additional reference, recognizing the broader labor market for director talent. Regular review of the director compensation program is intended to ensure that the director compensation is reasonable and reflects a mainstream approach to the structure of the compensation components and the method of delivery. In October 2022, the Compensation Committee conducted a review of director compensation. Based on this review, Gartner adjusted director annual retainers to more closely approximate pay levels to the Peer Group median, effective as of January 1, 2023. Although Gartner does not target a specific percentile within the Peer Group, the review determined that our annual retainers for directors were in the bottom quartile of the Peer Group and an increase should be considered. After deliberation, the annual director retainer fee per director increased by $30,000 to $90,000, and the additional annual director retainer fee for the Chairman of the Board increased by $50,000 to $150,000. No other changes were made to the director compensation program. Prior to this increase, Gartner last raised director compensation in 2018.

Directors who are also employees receive no additional compensation for their services as directors. Non-management directors are reimbursed for their meeting attendance expenses and receive the following compensation for their service as directors. The table below sets forth director compensation for 2023:

Annual Director Retainer Fee:	$90,000 per director and an additional $150,000 for our non-executive Chairman of the Board, payable in arrears in four equal quarterly installments, on the first business day of each calendar quarter. These amounts are paid in fully vested common stock equivalents ("CSEs") granted under the Company's Long-Term Incentive Plan (the "LTIP"), except that a director may elect to receive up to 50% of this fee in cash. The CSEs convert into Common Stock on the date the director's continuous status as a director terminates, unless the director elects accelerated release as provided in the LTIP. The number of CSEs awarded is determined by dividing the aggregate director fees owed for a quarter (other than any amount payable in cash) by the closing price of the Common Stock on the first business day following the close of that quarter.
Annual Committee Chair Fee:	$10,000 for the chair of our Governance Committee and $15,000 for the chairs of our Audit and Compensation Committees. Amounts are payable in the same manner as the Annual Director Retainer Fee.
Annual Committee Member Fee:	$7,500 for our Governance Committee members, $10,000 for our Compensation Committee members and $15,000 for our Audit Committee members. Committee chairs receive both a committee chair fee and a committee member fee. Amounts are payable in the same manner as the Annual Director Retainer Fee.
Annual Equity Grant:	$240,000 in value of restricted stock units ("RSUs"), awarded annually on the date of the Annual Meeting. The number of RSUs awarded is determined by dividing $240,000 by the closing price of the Common Stock on the award date. The RSUs vest one year after grant subject to continued service as director through that date; release may be deferred beyond the vesting date at the director's election in accordance with the LTIP.

Director Compensation Table

This table sets forth compensation earned or paid in cash, and the grant date fair value of equity awards made, to our non-management directors on account of services rendered as a director in 2023. Mr. Hall receives no additional compensation for service as director. Mr. Gutiérrez was appointed to the Board in February 2023 and his compensation was prorated for the year. Ms. Dykstra resigned from the Board and Audit Committee in June 2023 and rejoined the Board and Audit Committee in December 2023, and she received compensation only for the part of the year that she served.

Name	Fees Earned Or Paid ($)(1)	Stock Awards ($)(2)	Total ($)(3)
Peter E. Bisson	97,355	239,869	337,224
Richard J. Bressler	119,994	239,869	359,864
Raul E. Cesan	99,828	239,869	339,697
Karen E. Dykstra	53,127	115,994	169,121
Diana S. Ferguson	105,211	239,869	345,080
Anne Sutherland Fuchs	122,313	239,869	362,182
William O. Grabe	107,336	239,869	347,206
José M. Gutiérrez	81,962	319,136	401,098
Stephen G. Pagliuca	89,755	239,869	329,624
Eileen M. Serra	99,828	239,869	339,697
James C. Smith	255,008	239,869	494,878

(1) Includes amounts earned in 2023 and paid in cash and/or CSEs on account of the Annual Director Retainer Fee, Annual Committee Chair Fee and/or Annual Committee Member Fee, described above. Does not include

reimbursement for meeting attendance expenses. For Mr. Gutiérrez and Ms. Dykstra, includes their prorated Annual Director Retainer, and, as applicable, Committee Member fees, for 2023.

(2) Represents the grant date value of an annual equity award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, consisting of 705 RSUs that vest on June 1, 2024, one year from the date of the 2023 Annual Meeting (unless deferred release was elected), subject to continued service through that date. The number of RSUs awarded was calculated by dividing $240,000 by the closing price of our Common Stock on June 1, 2023 ($340.24) (rounded down to the nearest whole number). For Mr. Gutiérrez, in addition to the award described in the preceding sentence, this amount also includes the grant date value of a prorated award issued on February 15, 2023 for the period commencing on the date of his appointment to the first anniversary of the 2022 Annual Meeting (June 2, 2023). For Ms. Dykstra, includes the grant date value of a prorated award issued on December 15, 2023 for the period commencing on the date of her reappointment (December 8, 2023) to the first anniversary of the 2023 Annual Meeting (June 1, 2024). The FASB ASC Topic 718 grant date value of each award reflected herein is calculated based on the closing price of our Common Stock on the applicable date of grant.

(3) Any aggregate sum discrepancies are due to rounding.

Director Stock Ownership and Holding Period Guidelines

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to hold shares of Gartner common stock with a value of not less than five (5) times the Annual Director Retainer Fee. Directors are required to achieve the guideline within three years of joining the Board. In the event a director has not satisfied the guideline within such three-year period, he/she will be required to hold 50% of net after-tax shares received from the Company either in the form of equity awards or released CSEs until the guideline is achieved. We permit directors to apply deferred and unvested equity awards towards satisfying these requirements. All our directors as of December 31, 2023 were in compliance with these guidelines on that date.

CORPORATE GOVERNANCE

Gartner is committed to maintaining strong corporate governance practices.

Corporate Governance Highlights:
➤ Independent Chairman of the Board
➤ Majority voting for directors
➤ Proxy access right for stockholders
➤ Annual election of directors
➤ Annual Board and Committee performance evaluation
➤ Executive sessions after Board and Committee meetings
➤ 11 out of 12 directors are independent
➤ 4 out of 12 directors are women
➤ 3 out of 12 directors identify as racially/ethnically diverse
➤ Fully independent Board committees
➤ Overboarding policy for directors
➤ Annual director affirmation of compliance with Code of Conduct
➤ Annual director evaluation of CEO
➤ Annual review of director compensation by the Compensation Committee
➤ Independent compensation consultant

Board Principles and Practices

Our Board Principles and Practices (the "Board Guidelines") are reviewed annually and revised in light of legal, regulatory or other developments, as well as emerging best practices, by our Governance Committee and Board. The Board Guidelines, which are posted on *https://investor.gartner.com,* describe the Board's responsibilities, its role in strategic development and other matters, discussed below.

Director Independence

Our Board Guidelines require that our Board be comprised of a majority of directors who meet the criteria for independence from management set forth by the New York Stock Exchange (the "NYSE") in its corporate governance listing standards.

Our committee charters likewise require that our standing Audit, Compensation and Governance Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee members must be independent under Rule 16b-3 promulgated under the Exchange Act as well as applicable NYSE corporate governance listing standards.

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence from management of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each director and the Company, its auditors and other companies that do business with Gartner. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities affiliated with one of our directors, or their immediate family members. The Board considered these transactions in determining director independence and determined that such transactions did not impair any director's independence.

After analysis and recommendation by the Governance Committee, the Board determined that:

- all non-management directors who served during the 2023 fiscal year (Peter Bisson, Richard Bressler, Raul Cesan, Karen Dykstra, Diana Ferguson, Anne Sutherland Fuchs, William Grabe, José Gutiérrez, Stephen Pagliuca, Eileen Serra and James Smith), are independent under the NYSE listing standards;

- our Audit Committee members (Mses. Dykstra and Ferguson and Messrs. Bressler, Gutiérrez and Smith) are independent under the criteria set forth in Section 10A-3 of the Exchange Act; and

- our Compensation Committee members (Mr. Cesan and Mses. Fuchs and Serra) are independent under the criteria set forth in Exchange Act Rule 16b-3 as well as under applicable NYSE corporate governance listing standards.

Board Leadership Structure

The Board's governing document provides that the Board annually reviews its leadership structure and selects a Chairman of the Board. Maintaining this flexibility allows the Board to determine whether to separate the CEO and the Chairman based upon the Company's needs and circumstances from time to time.

Mr. James C. Smith currently serves as our independent Chairman of the Board. Mr. Smith has significant public company leadership experience as a former chief executive officer of a major corporation. The Board has determined that this structure is the appropriate Board leadership structure at this time given Mr. Smith's background and experience; he is able to bring strong leadership to the Board, while Mr. Hall focuses on leading the Company's business and operations.

Risk Oversight

The Board of Directors is responsible for ensuring that an appropriate culture of risk management exists within Gartner. Our Board, together with management, oversees risk at Gartner. The Board exercises its oversight both directly and through its committees. Each committee keeps the Board informed of its oversight efforts through regular reporting to the full Board by the committee chairpersons. The Company's strategic objectives and activities are presented by executive management to the Board and approved annually and more frequently as necessary.

The Internal Audit (Risk) function reports directly to the Audit Committee and provides quarterly reports to the committee. The Audit Committee reviews the results of the internal audit annual risk assessment and the proposed internal audit plan. Subsequent quarterly meetings include an update on ongoing internal audit activities, including results of audits and any changes to the audit plan. Internal Audit also meets with the Audit Committee in executive session on a quarterly basis.

The General Counsel, who serves as Chief Compliance Officer, also reports directly to the Audit Committee on a quarterly basis concerning the effectiveness and status of the Company's legal and ethical compliance program and initiatives, helpline activities and litigation matters.

The Company maintains internal controls and procedures over financial reporting, as well as enterprise wide internal controls, which are updated and tested annually by management and our independent registered public accounting firm. Our independent registered public accounting firm also attends Audit Committee meetings, and the Audit Committee meets with them in executive session quarterly.

Data Privacy and Cybersecurity Risk Oversight
The Audit Committee has the primary responsibility of assisting our Board of Directors in overseeing risk related to cybersecurity matters. The Board and/or the Audit Committee receive quarterly cybersecurity-related reports from our Chief Information Officer ("CIO"), which may address a wide range of topics, such as: cybersecurity strategy, the threat environment, the status of ongoing information security program initiatives, and information security program metrics. Additionally, we have documented protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported to the Board and/or the Audit Committee.

Human Capital Management Oversight
The Compensation Committee oversees human capital management. The Compensation Committee reviews the Company's strategies, initiatives and programs related to human capital management, including with respect to matters such as talent recruitment, development and retention, workplace environment and culture, and diversity and inclusion. The full Board of Directors also annually reviews the Company's Diversity, Equity and Inclusion ("DEI") initiatives and progress. During 2023, the Board and its Committees reviewed and discussed with management strategies and initiatives designed to optimize our recruitment and professional development processes, create networking and educational opportunities, and create safe spaces for all employees.

ESG Oversight

The Governance Committee is responsible for overseeing and periodically reviewing the Company's environmental, social and governance ("ESG") priorities and initiatives, taking into consideration the impact on internal and external stakeholders. The Governance Committee and/or Board receives quarterly updates on Gartner's approach and progress on ESG matters. The Company's Corporate Responsibility Executive Council, consisting of the CFO, Chief Human Resources Officer ("CHRO"), General Counsel, CIO, Chief Corporate Counsel, head of DEI and other selected leaders, meets on a quarterly basis to discuss ESG-related topics. Additionally, the Environmental Sustainability Steering Committee, consisting of leaders from Real Estate, Source to Contract, IT, Strategy, Conferences, Finance, HR, and Legal, creates advances and oversees the environmental sustainability strategy at Gartner.

Risk Assessment of Compensation Policies and Practices

Management conducts an annual risk assessment of the Company's compensation policies and practices, including all executive, non-executive and business unit compensation policies and practices, as well as the variable compensation policies applicable to our global sales force. The results of this assessment are reported to the Compensation Committee. For 2023, management concluded, and the Compensation Committee agreed, that no Company compensation policies and practices created risks that were reasonably likely to have a material adverse effect on the Company.

Management Succession Planning

Succession planning is one of the Board's most critical functions — to develop leaders who will successfully build the Company's business. The Board and the Governance Committee regularly review and discuss management development and succession plans for the Chief Executive Officer and his direct reports to support the Company's long-term growth. This review includes an assessment of senior executives and their potential as successor to the Chief Executive Officer or his direct reports.

Stockholder Engagement

We value feedback from our stockholders and are committed to engaging in active dialogue throughout the year. During 2023, management and our investor relations team spent a significant amount of time meeting with and speaking to our stockholders. In addition to regular quarterly discussions with investors following earnings updates, we attend conferences and non-deal roadshows to provide additional opportunities for stockholders to engage with the Company. We welcome feedback from our stockholders as we strive to maintain the best governance, compensation and oversight practices.

Corporate Responsibility and Sustainability

Our corporate responsibility goal is to contribute to a more sustainable world so that all stakeholders, including associates, communities, clients and stockholders, thrive today and in the future. We continue to evolve our ESG activities to support our business strategy for long-term success. We leverage our unique expertise and resources to achieve impactful results.

Environment

Gartner strives to minimize the environmental impact of our operations as part of a collective effort to combat climate change. We embed sustainability into our business through a centralized Corporate Social Responsibility ("CSR") team, which partners with business units spanning the organization, including Global Real Estate, HR, IT, Conferences, Finance, Source to Contract, and others to drive progress. Our Environmental Policy serves as the foundation of our approach. In 2023, the Science Based Targets initiative validated our near-term emissions targets. Gartner's commitment is to achieve net-zero greenhouse gas emissions by 2035 in accordance with the Science Based Targets initiative's Net-Zero Standard. We continue to increase our focus on renewable electricity: in 2023, 28.1% of our overall electricity consumption came from renewable sources, such as wind and solar. We provide associates an opportunity to engage on environmental sustainability topics and help advance our Net-Zero strategy through the Gartner Green Team, a voluntary, associate-driven group. In 2023, the Green Team had over 750 members. Additionally, we introduced a sustainability training module available to all associates interested in learning more about Gartner's sustainability efforts.

Diversity, Equity and Inclusion

Gartner is committed to creating a culture of inclusion - which is critical to the objectivity and independence we provide our clients. We celebrate diversity of thought and we welcome and encourage diverse perspectives. We embed DEI concepts into our culture and our critical people processes. Our vision is to help build a high-performing organization with a culture

of equity and inclusion, enabling Gartner to guide the leaders who shape the world. Our teams of employees are composed of individuals from different geographies, cultures, religions, ethnicities, races, genders, sexual orientations, abilities and generations, working together to solve problems. We emphasize the importance of inclusion to leaders and managers and the value of fostering a sense of belonging within their teams.

As of December 31, 2023, approximately 47% of our employees worldwide identified as female and 24% of employees in the U.S. identified as part of an underrepresented racial or ethnic group. In 2023, we published our second annual Together as One Report, documenting DEI progress. In 2023, we continued to invest in learning opportunities to develop DEI at Gartner through training modules on important topics such as bias, empathy, equity, equality and individual identity.

Employee Engagement

Gartner is a growth company and a people business. Our associates have fueled our sustained track record of growth and we strive to put our people first. We are intentional about how we bring the best possible talent to meet our client's needs. We attract and recruit a diverse talent pool, offer a wide breadth of learning and career development opportunities, and offer industry-leading rewards and recognition for strong performers. In addition, we are committed to supporting our associates' lives outside work through charitable giving programs, community-building initiatives, and generous health and wellness benefits.

Gartner aims to foster a culture of lifelong learning and development. We help employees unlock their full potential through mechanisms like continuous feedback and individual development plans. We have dedicated, job-specific training programs in addition to global programs aimed at growing and advancing effective leaders. Our programs are offered across multiple mediums and platforms – both online through dynamic e-learning, or in person through powerful shared experiences.

For additional information about our ESG strategies, programs and initiatives, please review our Corporate Responsibility Report located on our website at *www.gartner.com*, under the "Corporate Responsibility" link in the "About" tab.

Board and Committee Meetings and Annual Meeting Attendance

Our Board held four meetings in 2023. During 2023, all our directors attended at least 75% of the Board and committee meetings held during the periods in which such director served as a director and/or committee member. At each regular quarterly Board and committee meeting, time is set aside for the non-management directors to meet in executive session without management present. Mr. James C. Smith, our independent Chairman of the Board, presides over the executive sessions at the Board meetings, and each committee chairperson presides over the executive sessions at their respective committee meetings. Directors are not required, but are invited, to attend the Annual Meeting of Stockholders. In 2023, Mr. Hall and other executive officers of the Company attended the 2023 Annual Meeting of Stockholders.

Committees Generally and Charters

As noted above, our Board has three standing committees: Audit, Compensation and Governance/Nominating, and all committee members have been determined by our Board to be independent under applicable standards. Our Board has

approved a written charter for each standing committee, which is reviewed annually and revised as appropriate. The table below provides information for each Board committee in 2023:

Name	Audit	Compensation	Governance/Nominating
Peter E. Bisson			✓
Richard J. Bressler	✓ (Chair)		
Raul E. Cesan		✓	
Karen E. Dykstra*	✓		
Diana S. Ferguson	✓		
Anne Sutherland Fuchs		✓ (Chair)	✓
William O. Grabe			✓ (Chair)
José M. Gutiérrez**			
Stephen G. Pagliuca			
Eileen M. Serra		✓	
James C. Smith	✓		
Meetings Held in 2023:	**5**	**5**	**4**

* Ms. Dykstra resigned from the Board and the Audit Committee on June 8, 2023 and rejoined the Board and Audit Committee on December 8, 2023. She resigned to focus on her role as chief financial officer and executive vice president of VMware, a position she held from June 9, 2023 until November 27, 2023 (following the closing of Broadcom Inc.'s acquisition of VMware on November 22, 2023).

** Mr. Gutiérrez was appointed a Director on February 2, 2023 and was appointed a member of the Audit Committee on February 1, 2024.

Audit Committee

Our Audit Committee serves as an independent body to assist in Board oversight of:
✓   the integrity of the Company's financial statements;
✓   the Company's compliance with legal and regulatory requirements;
✓   the independent registered public accounting firm's retention, qualifications and independence; and
✓   the Company's Risk (including cybersecurity risk), Compliance and Internal Audit functions.

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Board has determined that Mses. Dykstra and Ferguson and Messrs. Bressler and Gutiérrez qualify as audit committee financial experts, as defined by the rules of the Securities and Exchange Commission (the "SEC"), and that all members have the requisite accounting or related financial management expertise and are financially literate as required by the NYSE corporate governance listing standards.

Additionally, the Audit Committee is directly responsible for the appointment, compensation and oversight of our independent registered public accounting firm, KPMG; approves the engagement letter describing the scope of the annual audit; approves fees for audit and non-audit services; provides an open avenue of communication among the independent registered public accounting firm, the Risk and Internal Audit functions, management and the Board; resolves disagreements, if any, between management and the independent registered public accounting firm regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements and our internal control over financial reporting; and prepares the Audit Committee Report required by the SEC and included in this Proxy Statement on page 54 below.

The independent registered public accounting firm reports directly to the Audit Committee. By meeting with the independent registered public accounting firm, the internal auditor, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, any changes thereto and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally, our internal audit and compliance functions report directly to the Audit Committee. After each

Audit Committee meeting, the Committee meets separately with the CFO, the Chief Compliance Officer, the internal auditor and the independent registered public accounting firm without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A toll-free phone number and web-submission form, in local language, managed by a third party is available for confidential and anonymous submission of concerns relating to accounting, auditing and illegal or unethical matters, as well as alleged violations of law, Gartner's Code of Conduct or any other policies. All submissions to the helpline are reported to the General Counsel and Chief Compliance Officer (or designee, who determines the mode of investigation), the internal auditor and the Audit Committee at each regular meeting. The General counsel, as the Company's Chief Compliance Officer, and his designees provide quarterly reports to the Audit Committee on ethics and compliance matters. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.

Compensation Committee

Our Compensation Committee has responsibility for:
✓ approving, by direct action or through delegation to the CEO or subcommittees where appropriate, all equity awards, grants, and related actions under the provisions of our equity plan, and administering the plan;
✓ participating in the evaluation of CEO and other executive officer performance (with the input and oversight of the Governance/Nominating Committee and any other independent directors as may be designated by the Governance/Nominating Committee);
✓ approving the peer group used for executive compensation benchmarking purposes;
✓ evaluating the independence of all compensation committee advisers;
✓ providing oversight in connection with company-wide compensation programs;
✓ approving the form and amount of director compensation in consultation with the Governance/Nominating Committee; and
✓ reviewing the Company's strategies, initiatives and programs related to human capital management.

The Compensation Committee reviewed and approved the Compensation Discussion and Analysis contained in this Proxy Statement, recommended its inclusion herein (and in our 2023 Annual Report on Form 10-K) and approved the related report to stockholders as required by the SEC (see *Compensation Committee Report* on page 36 below).

Exequity, LLP ("Exequity") was retained by the Compensation Committee to provide information, analyses and advice to the Committee during various stages of 2023 executive compensation planning. Exequity reports directly to the Compensation Committee chair. In the course of conducting its activities, Exequity attended meetings of the Compensation Committee and briefed the Committee on executive compensation trends generally.

The Compensation Committee has assessed the independence of Exequity and has concluded that Exequity is independent and that its retention presents no conflicts of interest either to the Committee or the Company.

Final decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by its consultants. Please refer to the *Compensation Discussion & Analysis* beginning on page 24 for a more detailed discussion of the Compensation Committee's activities with respect to executive compensation.

Compensation Committee Interlocks and Insider Participation. During 2023, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under *Transactions with Related Persons* below. Additionally, during 2023, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.

Governance/Nominating Committee

Our Governance/Nominating Committee (the "Governance Committee") has responsibility for:
✓ recommending the size, composition and organization of our Board;
✓ determining the independence of directors and committee members under applicable standards;
✓ reviewing our corporate governance policies, including our Board Principles and Practices;
✓ recommending the criteria for directors and the selection of nominees for election to the Board;
✓ recommending committee assignments;
✓ assisting the Compensation Committee in determining the form and amount of director compensation;
✓ overseeing the performance evaluation of our CEO and management succession planning;
✓ overseeing the annual Board and Committee performance evaluations; and
✓ overseeing and reviewing our environmental, social and governance priorities and initiatives.

The Governance Committee is responsible for assessing the effectiveness of the Board by reviewing its size and composition. The Board evaluates its performance, effectiveness, composition, and appropriateness of the qualifications of existing directors, as part of the annual Board evaluation process. The annual evaluation is completed through a questionnaire process that is renewed annually to align with current regulations and best practices. The responses are collected by the General Counsel's office and a summary of the results and comments are provided anonymously to the Governance Committee and full Board for review and consideration. This process promotes our commitment to continuous improvement and ensures our Board is effective.

Our evaluation process also aids in the Board's succession planning by identifying any gaps in our leadership roles on the Board and its committees. The Board values both continuity and fresh perspectives. The Company has added two new directors to the Board in the last three fiscal years, Diana Ferguson and Jose Gutiérrez. The Governance Committee has not specified minimum qualifications for candidates it recommends and will consider the qualifications, skills, expertise, qualities, diversity, racial/ethnic background, age, gender, availability and experience of all candidates that are presented for consideration. At the present time, four of our twelve directors are women, and three of our twelve directors identify as racially/ethnically diverse. The Board utilizes a concept of diversity that extends beyond race, gender and national origin to encompass the viewpoints, professional experience and other individual qualities and attributes of candidates that will enable the Board to select candidates who are best able to carry out the Board's responsibilities and complement the mix of talent and experience represented on the Board. Candidates for Board nomination may be brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. All potential new candidates are fully evaluated by the Governance Committee using the criteria described above, and then considered by the entire Board for nomination.

Director Candidates submitted by Stockholders: Stockholders wishing to recommend director candidates for consideration by the Governance Committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications. In addition, stockholders wishing to propose candidates for election must follow our advance notice provisions. See *Process for Submission of Stockholder Proposals for our 2025 Annual Meeting* on page 62.

Code of Ethics and Code of Conduct

Gartner has adopted a CEO & CFO Code of Ethics which applies to our CEO, CFO, controller and other financial managers, and a Global Code of Conduct, which applies to all Gartner officers, directors and employees, wherever located. Annually, each officer, director and employee affirms compliance with the Global Code of Conduct. See *Proxy and Voting Information—Available Information* below. To the extent required under and in accordance with NYSE and SEC rules, we will disclose any waiver we grant to an executive officer or director under our Code of Ethics or Global Code of Conduct, or certain amendments to the Code of Ethics or Global Code of Conduct, on our website at *investor.gartner.com*, under the "Governance" link.

Overboarding Policy

In accordance with the Principles And Practices Of The Board Of Directors Of Gartner, Inc., ordinarily, directors may not serve on the boards of more than four public companies, including our Board, and directors who are chief executive officers of public companies may not serve on the board of more than one other public company, in addition to our Board.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees for Election to the Board of Directors

Our Board, acting on recommendation of the Governance Committee, is responsible for presenting for stockholder consideration each year a group of nominees that, taken together, has the experience, qualifications, attributes and skills appropriate and necessary to carry out the duties and responsibilities of, and to function effectively as, the board of directors of Gartner. The Governance Committee regularly reviews the composition of the Board in light of the needs of the Company, its assessment of board and committee performance, and the input of stockholders and other key stakeholders. The Governance Committee looks for certain common characteristics in all nominees, including integrity, strong professional experience and reputation, a record of achievement, constructive and collegial personal attributes and the ability and commitment to devote sufficient time and effort to board service. In addition, the Governance Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills that will enable the Board as a whole to effectively manage the array of issues it will confront in furtherance of its duties. These individual qualities can include matters such as experience in the technology industry; experience managing and operating large public companies; international operating experience; financial, accounting, executive compensation and capital markets expertise; and leadership skills and experience.

All of the nominees listed below are incumbent directors last elected by stockholders at the 2023 annual meeting who have been nominated by the Governance Committee and Board for election and have agreed to serve another term. Ms. Dykstra, who resigned from the Board in June 2023, was reappointed on December 8, 2023. She was recommended by members of the Board. For additional information about the nominees and their qualifications, please see *General Information about our Board of Directors* on page 3. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies may be voted for a nominee designated by the present Board to fill the vacancy or the Board may reduce the size of the Board. Each person elected as a director will continue to be a director until the 2025 Annual Meeting of Stockholders and until his or her successor has been duly qualified and elected.

Peter E. Bisson	William O. Grabe
Richard J. Bressler	José M. Gutiérrez
Raul E. Cesan	Eugene A. Hall
Karen E. Dykstra	Stephen G. Pagliuca
Diana S. Ferguson	Eileen M. Serra
Anne Sutherland Fuchs	James C. Smith

VOTE RECOMMENDATION OF OUR BOARD: **FOR**	**Our Board unanimously recommends that you vote FOR the election of each of the twelve nominees to our Board of Directors.**

EXECUTIVE OFFICERS

General Information About Our Current Executive Officers



Eugene A. Hall

AGE: 67

Chief Executive Officer and Director since 2004. Prior to joining Gartner as Chief Executive Officer, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employer Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as director.



Kenneth Allard

AGE: 53

Executive Vice President, Digital Markets since April 2019. Mr. Allard joined Gartner as Group Vice President, Consulting in 2017 following the acquisition of L2, Inc., where he was CEO. Previously, he was a Managing Director at Huge Inc., a full-service digital agency, and held senior leadership positions at research and consulting companies, including Edgewater Technology Inc., Jupiter Media Metrix Inc. and Gartner, where he started his career.



Joe Beck

AGE: 63

Executive Vice President, Global Technology Sales since November 2017. In his more than 30 years at Gartner, Mr. Beck has served as Senior Vice President, Americas End User Sales and Managing Vice President. Mr. Beck joined Gartner in 1997 when we acquired Datapro Information Services. He held sales positions at McGraw-Hill earlier in his career.



Alwyn Dawkins

AGE: 58

Executive Vice President, Global Business Sales since July 2020. Prior to that, he led the Conferences function from 2008 to 2020. Previously at Gartner, he has served as Group Vice President, Asia/Pacific Sales, based in Sydney, Australia, and prior thereto, as Group Vice President, Gartner Events, where he held global responsibility for exhibit and sponsorship sales across the portfolio of Gartner conferences. Prior to joining Gartner in 2002, Mr. Dawkins spent 10 years at Richmond Events, culminating in his role as Executive Vice President responsible for its North American business.



Yvonne Genovese

AGE: 62

Executive Vice President, Global Product Management since November 2020. Ms. Genovese has held various roles at Gartner during her 24-year tenure, including most recently Senior Vice President, Research & Advisory, leading the Marketing & Communications practice. She has also led teams within Gartner's Technology and Service Provider and CIO practices. Prior to joining Gartner, Ms. Genovese served as the Chief Marketing Officer at Mapics, Inc., a global software company, and Worldwide Vice President Marketing for Marcam, Inc., an enterprise resource planning software company. She began her career at IBM and held various positions there over her 12-year tenure.



Scott Hensel

AGE: 51

Executive Vice President, Global Services & Delivery since November 2020. Previously, he served as Executive Vice President, Consulting. Prior to joining Gartner in 2017, he served as President, Terex Services, Parts and Customer Solutions at Terex Corporation, a global manufacturer of lifting and material processing products and services. Previously, he spent 14 years at McKinsey & Company where he was a partner assisting clients in the IT and advanced industries sectors.



Claire Herkes

AGE: 49

Executive Vice President, Conferences since July 2020. Ms. Herkes joined Gartner in 2005, where she held various roles of increasing leadership responsibility within our Conferences business, including Conferences product management, operations, production and developing emerging markets, most recently as Senior Vice President, Conference Production. Prior to joining Gartner, Ms. Herkes held the position of Senior Account Director at George P. Johnson, an event and experience marketing agency. Ms. Herkes began her career in conferences at The Yankee Group, an independent technology research and consulting firm.



Akhil Jain

AGE: 46

Executive Vice President, Consulting. Mr. Jain joined Gartner in January 2021 to serve as Senior Vice President, Consulting. Prior to joining Gartner, he was Senior Vice President at State Street Corporation, a global financial holding company. Mr. Jain held multiple leadership roles from 2015 to 2021, with responsibility for strategy, growth and technology and operational improvement programs. Previously, Mr. Jain spent 10 years at McKinsey & Company, where he was a partner in their Chicago and Dubai offices.



Thomas S. Kim

AGE: 53

Executive Vice President, General Counsel & Secretary since April 2023. Before joining Gartner, Mr. Kim served as the Chief Legal Officer and Company Secretary of Thomson Reuters Corp., a leading provider of business information services, from August 2019 to April 2023. Prior to that role, he was General Manager, Global Separation Execution from January 2019 to August 2019, Managing Director, China from January 2017 to December 2018, and Thomson Reuter's Chief Compliance Officer and General Counsel, Global Growth and Operations from April 2014 to December 2016. Mr. Kim joined Reuters Group Plc, a predecessor company of Thomson Reuters, in 1999. He began his career practicing law at Baker & McKenzie and Hancock, Rothert & Bunshoft (now Duane Morris) in San Francisco.



Robin Kranich

AGE: 53

Executive Vice President, Chief Human Resources Officer since May 2008. During her more than 29 years at Gartner, she has served as Senior Vice President, End User Programs; Senior Vice President, Research Operations and Business Development; Senior Vice President and General Manager of Gartner Executive Programs; Vice President and Chief of Staff to Gartner's president; and various sales and sales management roles. Prior to joining Gartner, Ms. Kranich was part of the Technology Advancement Group at Marriott International.



Altaf Rupani

AGE: 50

Executive Vice President, Chief Information Officer since October 2023. Prior to joining Gartner, Mr. Rupani was SVP, Head of Digital and Emerging Technologies and Guardian India for Guardian Life, a mutual life insurance company, from 2019 to 2023. Mr. Rupani also previously held senior-level positions at NBCUniversal Media, LLC, a media and entertainment company, from 2013 to 2019. Mr. Rupani held various positions at Dow Jones & Company, news and financial information media company, from 2002 – 2013.



Craig W. Safian

AGE: 55

Executive Vice President, Chief Financial Officer since June 2014. In his more than 21 years at Gartner, he has served as Group Vice President, Global Finance and Strategy & Business Development from 2007 until his appointment as Chief Financial Officer and previously as Group Vice President, Strategy and Managing Vice President, Financial Planning and Analysis. Prior to joining Gartner, he held finance positions at Headstrong (now part of Genpact) and Bristol-Myers Squibb and was an accountant for Friedman, LLP where he achieved CPA licensure.



Valentin T. Sribar

AGE: 55

Executive Vice President, Research & Advisory since January 2022. Mr. Sribar has held various roles in his more than 31 years at Gartner and Meta Group, which Gartner acquired in 2005. Most recently, Mr. Sribar served as Senior Vice President, CIO & Industries Research Group, where he led our insights strategy for supporting CIOs in critical areas. Prior to the acquisition, Mr. Sribar was responsible for Meta Group's Executive Directions and Industry Services. He also served as general manager of infrastructure, operations, security and customer relationship offerings and ran Meta's Global Networking Strategies service. Prior to joining Meta Group, he was a senior consultant for Ernst & Young.



William James Wartinbee

AGE: 50

Executive Vice President, Global Sales Strategy & Operations (GSSO) since December 2020. As head of GSSO, Mr. Wartinbee leads the effort to improve seller productivity through process design, territory planning, technology, training and analytics. Prior to this role, Mr. Wartinbee was Senior Vice President, Global Talent Acquisition and Workforce Planning from January 2020 to December 2020 and Senior Vice President, Global Talent Acquisition from September 2015 to January 2020. He joined Gartner in 2011 to build our People Analytics function within HR, eventually taking on global leadership for Talent Acquisition and Workforce Planning. Prior to Gartner, he was a management consultant, specializing in sales strategy and execution at both McKinsey & Company and ZS Associates.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis, or "CD&A", describes and explains the Company's compensation philosophy and executive compensation program, as well as compensation awarded to and earned by, the following persons who were Named Executive Officers ("NEOs") in 2023:

Name	Position
Eugene A. Hall	Chief Executive Officer
Craig W. Safian	Executive Vice President & Chief Financial Officer
Alwyn Dawkins	Executive Vice President, Global Business Sales
Scott Hensel	Executive Vice President, Global Services & Delivery
Robin Kranich	Executive Vice President & Chief Human Resources Officer

The CD&A is organized into three sections:

- The *Executive Summary* (beginning on page 24), which highlights the strong year we had in 2023, the importance of our Contract Value (also referred to herein as "CV") metric, our pay-for-performance approach, and our compensation practices, all of which we believe are relevant to stockholders as they consider their votes on Proposal Two (advisory vote on executive compensation, or "Say on Pay")

- The *Compensation Setting Process for 2023* (beginning on page 27)

- *Other Compensation Policies and Information* (beginning on page 34)

The CD&A is followed by the *Compensation Tables and Narrative Disclosures,* which report and describe the compensation and benefit amounts paid to our NEOs in 2023.

EXECUTIVE SUMMARY

2023 – Strong Performance in a Complex External Environment

Gartner again delivered strong performance in 2023 despite multiple global disruptions including, among other things, high interest rates, geopolitical polarization and conflict, continued shift in how and where people work, and significant advances in artificial intelligence. We performed well across our business segments. Our operating results drove stock price appreciation that significantly outpaced the S&P 500 in the short term and the S&P 500 and our proxy peer group in the medium and long terms.

Research continued to be our largest and most profitable business segment. Research was up 6% year-over-year in revenue on a foreign exchange ("FX") neutral basis. Contract Value, which we believe is our most important business metric, grew 8% in 2023 on an FX neutral basis. Contract Value of Global Technology Sales, or GTS, which serves executives and their teams within IT, grew 6%, while Contract Value of Global Business Sales, or GBS, which services executives and their teams beyond IT, grew 13%.

Our Conferences business also delivered strong performance in 2023. 2023 was the first full year of in-person conferences since 2019. We delivered an all-time high revenue of $505 million which was an increase of 29% on an FX neutral basis compared to 2022.

Our Consulting business, which is an important extension of our IT Research business, grew 8% in 2023 on an FX neutral basis. We exited the year with strong backlog and pipeline.

Due to a combination of strong top-line growth and continued focus on our operating expenses, we generated significant EBITDA[1] and free cash flow[2] in 2023, and we returned $606 million to stockholders through our stock repurchases.

We accomplished these strong results while also increasing our investment in our people through our benefits and compensation plans as well as ensuring we are appropriately staffed to meet our business goals. We grew our team to approximately 20,000 associates at the end of 2023 and ended the year with the lowest percentage of open positions ever while maintaining a highly cultivated pipeline of qualified candidates.

Overall, Gartner delivered another strong year of performance in 2023. We believe we are well-prepared as we enter 2024 and are well-positioned to drive growth far into the future.

Contract Value–A Unique Key Performance Metric for Gartner

Contract Value represents the dollar value attributable to all of our subscription-related contracts. It is calculated as the annualized value of contracts in effect at a specific point in time, without regard to the duration of the contract. CV primarily includes research deliverables for which revenue is recognized on a ratable basis and other deliverables (primarily conferences tickets) included with subscription-based research products for which revenue is recognized when the deliverable is utilized.

Unique to Gartner, CV is our **single** most important performance metric. It focuses our executives on driving ***short-term*** actions that result in ***long-term*** success for our business and stockholders. We believe that CV growth is our best, most informed and leading indicator of long-term Research revenue growth.

Our Research business comprised 83% of our overall revenue in 2023 (84% in 2022) and is also our highest contribution margin business (74% for both 2023 and 2022). Further, the majority of our Research contracts are multi-year agreements, and our Research wallet retention is consistently high. As a result, CV is predictive of revenue ***highly likely to recur over a 3 – 5 year period***, and a high CV growth rate translates to high, long-term revenue and profit growth. In addition, many of our clients pay us upfront when they purchase our research subscription services, which contributes to strong cash flow. For all these reasons, the Board believes that CV growth, which translates to Research revenue growth, is the most important driver of the Company's profit growth.

Accordingly, growing CV drives both *short-term* and *long-term* corporate performance and stockholder value. As such, all Gartner executives and associates are focused on growing CV, ensuring alignment with our stockholder on the long-term success of the Company.

---

[1] *In this Proxy Statement, EBITDA refers to adjusted EBITDA, which represents GAAP net income (loss) adjusted for: (i) interest expense, net; (ii) tax provision/benefit; (iii) gain on event insurance cancellation claims, as applicable; (iv) gain/loss on divestitures, as applicable; (v) other expense/income, net; (vi) stock-based compensation expense; (vii) depreciation, amortization, and accretion; (viii) loss on impairment of lease related assets, net, as applicable; and (ix) acquisition and integration charges and certain other non-recurring items.*

[2] *Free cash flow represents cash provided by operating activities determined in accordance with GAAP less payments for capital expenditures.*

Key Attributes of our Executive Compensation Program – Pay for Performance

Our executive compensation plan design has been instrumental in attracting and motivating senior management to drive outstanding corporate performance since it was first implemented in 2006. It is heavily weighted towards incentive compensation.

Key features of our compensation program are as follows:
✓   100% of executive incentive awards, including annual bonus and equity awards, are performance-based.
✓   70% of executive equity awards, and 100% of executive bonus awards vest based on performance objectives established by the Compensation Committee.
✓   94% of the CEO's target total compensation (85% in the case of other NEOs) is in the form of incentive compensation (bonus and equity awards).
✓   86% of our CEO's target total compensation (71% in the case of other NEOs) is in the form of equity awards, with a focus on long-term performance.
✓   We use a longer than typical vesting period of 4 years on earned equity awards, with awards subject to increases or decreases in value based upon stock price movement to ensure alignment with stockholders over the long-term.

Our Compensation Best Practices

We employ compensation practices that motivate our executives to achieve Gartner's operating plans and execute our corporate strategy without taking undue risks. These practices, which are consistent with "best practices" trends, are summarized below:

What we do	What we don't do
✓ **Independent Compensation Consultant.** The Compensation Committee retains an independent compensation consultant to review and advise on executive compensation matters.	x **No Single-Trigger on Change in Control.** Equity awards do not automatically vest on a Change in Control. Accelerated vesting is double-trigger, requiring both a change in control and qualifying termination.
✓ **Risk Assessment.** Annually assess the Company's compensation policies to help avoid encouraging undue risk.	x **No Hedging or Pledging**. We prohibit our executives from hedging or pledging with respect to company securities.
✓ **At Will Executives**. All executive officers are "at will" employees and only our CEO has an employment agreement.	x **No Excise Tax Gross Ups.** We do not provide any tax gross ups for severance or change in control benefits provided to our executives.
✓ **Performance-based Compensation.** High percentage of performance-based pay, with robust performance goals.	x **No Equity Awards Issued to Directors or Executive Officers During Closed Trading Windows.**
✓ **Cap on Incentive Awards**. Incentive compensation awards are capped at two times target.	
✓ **Longer Vesting Compared to Industry**. Equity awards vest at 25% per year over four years to encourage retention.	
✓ **Stock Ownership Guidelines.** Robust ownership guidelines for directors and executive officers.	
✓ **Limited Perks**. Benefits provided are generally consistent with other employees, with exception to the CEO's car allowance, which is not a material amount and provided per his employment agreement.	
✓ **Clawback Policy**. Clawback policy applicable to executive cash bonus and performance-based restricted stock units, consistent with SEC and NYSE requirements.	
✓ **Holding Requirements**. 50% of net after tax shares from all released equity awards are required to be held by a Director or executive officer until stock ownership guidelines are satisfied.	

Effect of Stockholder Advisory Vote on Executive Compensation, or Say on Pay

2023 Say on Pay Approval = 92% of votes cast

The Board has resolved to present Say on Pay proposals to stockholders on an annual basis, respecting the sentiment of our stockholders as expressed in 2023. The Company and the Compensation Committee will consider the results of this year's advisory Say on Pay proposal in future executive compensation planning activities. Over the past several years, stockholders have been consistent in their strong support of our executive compensation program. We also engage our stockholders from time to time to solicit their feedback on executive compensation and corporate governance matters. As such, no changes were made to the core structure of our compensation program as a result of the 2023 Say on Pay vote.

COMPENSATION SETTING PROCESS FOR 2023

This section explains the objectives of the Company's compensation policies; what the compensation program is designed to reward; each element of compensation and why the Company chooses to pay each element; how the Company

Compensation Discussion & Analysis

determines the amount (and, where applicable, the formula) for each element of pay; and how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are threefold:

➢ To attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation.

➢ To motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of corporate performance targets that are aggressive, but attainable, given economic conditions.

➢ To seek to ensure that our compensation structure and levels are reasonable from a stockholder perspective.

What the Compensation Program Is Designed to Reward

Our guiding philosophy is to provide a significant portion of executive compensation linked to corporate performance, thereby ensuring alignment and focus on Gartner's performance. In addition, we believe that the design of the total compensation package should be competitive with the marketplace from which we hire our executive talent in order to achieve our objectives and attract and retain individuals who are critical to our long-term success. Our talent segment continues to be very competitive.

Our compensation program for executive officers is designed to compensate individuals for achieving and exceeding corporate performance objectives collectively. We believe this type of compensation encourages outstanding team performance (not simply individual performance), which helps build stockholder value.

Both short-term and long-term incentive compensation is earned by executives only upon the achievement of certain measurable performance objectives that are deemed by the Compensation Committee and management to be critical to the Company's short-term and long-term success. The amount of compensation ultimately earned will increase or decrease depending upon Company performance and the underlying price of our Common Stock (in the case of long-term equity-based incentive compensation).

Principal Compensation Elements and Objectives

To achieve the objectives noted above, our executive compensation program consists of three principal elements:

Base Salary	➢ Pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan.
	➢ Reflect responsibilities of the position, experience of the executive and the marketplace in which we compete for talent.
Short-Term Incentive Compensation (cash bonuses)	➢ Motivate executives to generate outstanding performance and achieve or exceed annual operating plan.
	➢ Align compensation with results.
Long-Term Incentive Compensation (equity awards)	➢ Seek to ensure rewards are commensurate with long-term performance and promote retention.
	➢ Align executive rewards with long-term stock price appreciation.
	➢ Facilitate the accumulation of Gartner shares by executives, thereby enhancing ownership and ensuring greater alignment with stockholders.

How the Company Determines Executive Compensation

In General

In February 2023, the Compensation Committee established performance objectives for short-term (bonus) and long-term (equity) incentive awards at levels that it believed would motivate performance and be adequately challenging, while also considering the current economic climate and uncertainty. The target performance objectives set for 2023 were intended to drive the level of performance necessary to enable the Company to achieve its operating plan, while ensuring alignment with investor expectations.

The Compensation Committee believes that using a one-year performance period for our long-term incentive awards helps accelerate growth and sustain performance. If we have a strong year, the goals for the following year typically are established on top of the high bar that was already set. If we instead had a three-year performance period and the Company overachieved in the first year, the bar would be set lower in years 2 and 3 and might demotivate our executives. A three-year performance period may also be less aggressive if business cycle risks are factored into long-term goals, while a one-year performance period allows us more readily to factor in changes in market conditions. In addition, our one-year performance period, based on CV, already considers multi-year revenue that is likely to occur.

The short-term and long-term incentive objectives provide executives with an opportunity to increase their total compensation package based upon the over-achievement of Company performance; similarly, in the case of under-achievement of Company performance, the value of incentive awards will fall below their target value, decreasing the total compensation opportunity. In addition, we assign a greater weighting to long-term awards than short-term awards in order to promote long-term decision-making to deliver top corporate performance, align management to stockholder interests and retain executives. We believe that long-term equity-based awards with vesting terms that are based on the achievement of pre-set financial targets and additional time-vesting serve as a strong retention incentive.

Determining Awards

Salary, short-term and long-term incentive compensation levels for executive officers (other than the CEO) are recommended by the CEO to the Compensation Committee, but the Compensation Committee has full authority to set such compensation. In formulating his recommendation to the Compensation Committee, the CEO undertakes a performance review of these executives and considers input from human resources personnel at the Company, as well as benchmarking data from the compensation consultant and external market data (discussed below).

Salary, short-term and long-term incentive compensation levels for the CEO are established by the Compensation Committee within the parameters of Mr. Hall's employment agreement with the Company. In making its determination with respect to Mr. Hall's compensation, the Compensation Committee evaluates his performance in conjunction with the Governance Committee and after soliciting additional input from the Chairman of the Board and other directors; considers input from the Committee's compensation consultant; and reviews benchmarking data pertaining to CEO compensation practices at our peer companies and general trends. See *Certain Employment Agreements with Executive Officers – Mr. Hall - Employment Agreement* below for a detailed discussion of Mr. Hall's agreement.

Benchmarking and Peer Group

Executive compensation planning for 2023 began mid-year in 2022. The Compensation Committee approved the peer group of companies to be used for executive compensation benchmarking purposes and other relevant analyses (the "Peer Group") for pay decisions effective for 2023.

The Compensation Committee reviews the Peer Group annually to achieve comparability based on Gartner's operating characteristics, labor market relevance and revenue scope. In 2022, following a review of the Peer Group, the Compensation Committee approved modest adjustments to the Peer Group and eliminated two companies due to their being acquired by other companies in 2022. The remaining Peer Group includes 18 publicly-traded companies that are similar to Gartner in terms of industry, revenues, business model, and with whom Gartner competes for executive talent. At the time of the analysis, Gartner's revenue ranked at the 55th percentile relative to the Peer Group. The 2023 Peer Group serves as the basis of the executive benchmarking and 2023 target total compensation adjustments.

The 2023 Peer Group companies were:

Adobe Inc.	Akamai Technologies, Inc.	Aon plc	Autodesk, Inc.	Cadence Design System
Equifax Inc.	Intuit Inc.	Moody's Corporation	Nielsen Holdings plc	ServiceNow, Inc.
Splunk Inc.	SS&C Technologies Holdings, Inc.	Synopsys Inc.	The Interpublic Group Companies, Inc.	Thomson Reuters Corporation
	Verisk Analytics, Inc.	VMware, Inc.*	Workday, Inc.	

*VMware, Inc. was acquired in November 2023.

Our Compensation Committee commissioned Exequity, its independent compensation consultant, to perform a competitive analysis of our executive compensation practices relative to the Peer Group, the primary reference, and secondarily to survey data. Exequity's findings were considered by the Compensation Committee and by management for 2023 executive compensation planning. The compensation study utilized market data from Aon/Radford's Total Compensation Measurement database.

The Compensation Committee does not target NEO's pay to a specified percentile relative to the Peer Group, but rather reviews Peer Group market data at the 25th, 50th and 75th percentile for each element of compensation, including Base Salary, Target Total Cash (Base Salary plus Target Bonus) and Target Total Compensation (Target Total Cash plus target long-term incentives). Individual total target compensation may be higher or lower than the 50th percentile based on a number of factors, including experience and tenure, retention and succession planning considerations. In addition to the compensation benchmarking, the Compensation Committee considers Company and individual performance and internal equity in evaluating and determining executive compensation recommendations.

In addition, the Compensation Committee annually reviews an analysis conducted by Exequity that evaluates the connection between Gartner's NEO realized pay and Company performance as measured by Total Shareholder Return and Shareholder Value creation. The analysis considers both 1-year and 3-year pay and performance for Gartner relative to the Peer Group. Exequity's analysis indicated that pay realized by Gartner's NEOs are aligned with Company performance.

Executive Compensation Elements Generally

Pay Mix

The following charts illustrate the relative mix of target compensation elements for the NEOs in 2023. Long-term incentive compensation is 100% performance-based consisting of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PSUs"), and represents a large majority of compensation provided to our NEOs (86% to the CEO and 71% to all other NEOs). We weight compensation more heavily towards long-term incentives because it contributes to the delivery of top performance over the long-term and the retention of employees more than any other element of compensation.



Base Salary

We set base salaries of executive officers when they join the Company or are promoted to an executive role by evaluating the responsibilities of the position, the experience of the individual (both previously and in-role at Gartner) and the marketplace in which we compete for executive talent. In addition, where possible, we consider salary information for comparable positions from our Peer Group or other available market data sources. In determining whether to award salary merit increases, we consider published projected U.S. salary increase data for the technology industry and general market, as well as available world-wide salary increase data. Mr. Hall's base salary is established each year by the Compensation Committee after completion of Mr. Hall's performance evaluation for the preceding year. The following table sets forth the 2022 and 2023 base salary of each NEO and the corresponding year-over-year percentage increase:

NEO	2022 Base Salary ($)	2023 Base Salary ($)(1)	Percentage Increase
Eugene A. Hall	935,443	963,506	3.0%
Craig W. Safian	648,900	668,367	3.0%
Alwyn Dawkins	535,600	551,668	3.0%
Scott Hensel	525,300	541,059	3.0%
Robin Kranich	535,600	551,668	3.0%

(1) Effective as of April 1, 2023.

Short-Term Incentive Compensation (Cash Bonuses)

All annual bonuses to executive officers are granted pursuant to Gartner's Executive Performance Bonus Plan. The plan is designed to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied. We believe that the relationship between proven performance and the amount of short-term incentive compensation paid promotes, among executives, decision-making that increases stockholder value and promotes Gartner's success.

Bonus targets for all NEOs, including Mr. Hall, were based solely upon achievement of 2023 company-wide financial performance objectives. The financial objectives and weightings used for 2023 executive officer bonuses were:

- **Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA),** which measures overall profitability from business operations (weighted 50%), on an FX neutral basis, and

- **Revenue**, which measures our ability to generate revenue growth on an annual basis (weighted 50%), on an FX neutral basis.

For 2023, each NEO was assigned a bonus target that was expressed as a percentage of salary, which varied from 95% to 125% of salary depending upon the executive's level of responsibility and in a majority of the cases was 5% greater than the previous year. The Compensation Committee approved these increases to better align with market bonus targets. Our NEOs' 2023 annual bonus targets as a percentage of base salary were 125% for Mr. Hall; and 95% for each of Messrs. Safian, Dawkins and Hensel and Ms. Kranich. The maximum payout for the 2023 bonus was 200% of target if the maximum level of EBITDA and Revenue were achieved; the threshold payout was $0 if minimum levels were not achieved; if EBITDA and Revenue levels are achieved above threshold and between threshold and target or target and maximum, interpolation is used to determine the payout of the bonus. The following table sets forth the threshold, target and maximum payout amounts for each NEO:

NEO	Threshold ($)	Target ($)	Maximum ($)
Eugene A. Hall	0	1,204,383	2,408,766
Craig W. Safian	0	634,949	1,269,898
Alwyn Dawkins	0	524,085	1,048,170
Scott Hensel	0	514,006	1,028,012
Robin Kranich	0	524,085	1,048,170

The chart below describes the performance metrics applicable to our 2023 short–term incentive compensation plan. The Compensation Committee believes performance goals should be rigorous, exceeding market norms, but achievable and create strong alignment between our executives and the interests of our shareholders. With respect to the performance goals for EBITDA, the Compensation Committee determined that they were appropriate after taking into consideration (1) the full year financial impact of certain 2022 actions, including significant investments in new hires, that were necessary to fuel 2023 and future growth, (2) the planned sale of our TalentNeuron business in early Q1 2023 (which lowered our EBITDA expectation), (3) the current economic outlook and investor expectations, and (4) the recalculation of our prior year results to eliminate foreign currency impact. The combination of these factors led to a lower plan goal at target for EBITDA compared to prior year actual performance; however, the Revenue goal at target required over 4% growth over 2022 actual performance.

In February 2024, the Compensation Committee certified that the results for each performance metric under the bonus plan, measured on an FX neutral basis, were as follows:

2023 Performance Objective/ Weight	< Minimum (0%)	Target (100%)	=/> Maximum (200%)	Actual Results
2023 EBITDA/50%	$942 million	$1,263 million	$1,409 million	$1,491 million
2023 Revenue/50%	$4,878 million	$5,871 million	$6,066 million	$5,906 million

The EBITDA result in the table above translated to a payout percentage of 200%. For the Revenue component, the result above translated to a payout percentage of 117.9%. Since each objective was weighted 50%, based on these results, the Compensation Committee determined that earned cash bonuses under the predetermined goals and formula for each NEO were 159% of the respective target bonus amount. These payments were made in February 2024. See *Summary Compensation Table – Non-Equity Incentive Plan Compensation* for the specific cash bonuses earned by our NEOs in 2023 based on the bonus formula, actual performance and their respective bonus targets.

Long-Term Incentive Compensation (Equity Awards)
Promoting stock ownership is a key element of our compensation program philosophy. Stock-based incentive compensation helps ensure focus on value creation, promotes retention and aligns management with stockholder

interests. We have evaluated different types of long-term incentives based on their motivational value, cost to the Company and appropriate share utilization under our stockholder-approved Gartner, Inc. Long-Term Incentive Plan (the "LTIP") and believe that SARs and PSUs create the right balance of motivation, retention and alignment with stockholders and share utilization.

SARs permit executives to realize value based on an increase in the Company's stock price over time, promoting alignment with stockholders. SAR value can be realized only after the SAR vests. Our SARs are stock-settled with a seven-year exercise term. When the SAR is exercised, the executive receives shares of our Common Stock equal in value to the aggregate appreciation in the price of our Common Stock from the date of grant to the exercise date for all SARs exercised. Therefore, **SARs only have value to the extent the price of our Common Stock exceeds the grant price of the SAR**. In this way, SARs motivate our executives to increase stockholder value and thus align their interests with those of our stockholders.

PSUs offer executives the opportunity to receive our Common Stock contingent on the achievement of performance goals and continued service over the vesting period. PSU recipients are eligible to earn a target number of restricted stock units only if stipulated one-year performance goals are achieved during the year of grant. The amount of units earned can increase if the Company over-performs (up to 200% of their target number of units) or decrease (including no earning of any units) if the Company under-performs. Following the Compensation Committee's assessment of the Company's performance versus predetermined goals, the vesting of the units earned will remain subject to the recipient's continued service through each of the first four anniversaries of the award grant date. PSUs encourage executives to increase stockholder value while promoting executive retention over the long-term. Earned shares have value even if our Common Stock price does not increase, which is not the case with SARs.

The value of long-term incentive awards granted to executives each year is based on several factors, including external market practices, the Company's financial performance, the value of awards granted in prior years, succession considerations and individual performance. For 2023, the Compensation Committee increased the target value of the LTI awards for NEOs from last year based on consideration of these factors. The CEO's target LTI award increased by 9.6%, Messrs. Safian, Dawkins and Hensel and Ms. Kranich's target LTI awards increased by 10.6%.

Consistent with weightings in prior years, the 2023 long-term incentive plan equity mix consists of 30% granted in SARs and 70% granted in PSUs. PSUs deliver value utilizing fewer shares than SARs since the executive can earn the full share rather than just the appreciation in value over the grant price. Additionally, the cost efficiency of PSUs enhances the Company's ability to conservatively utilize the LTIP share pool and ensure alignment between pay and Company performance. For purposes of determining the number of SARs awarded, the allocated SAR award value is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. For purposes of determining the target number of PSUs awarded, the allocated target PSU award value is divided by the closing price of our Common Stock on the date of grant as reported by the New York Stock Exchange.

All SARs and PSUs vest 25% per year, commencing one year from the grant date and on each anniversary thereof, subject to continued service on the applicable vesting date, and, in the case of PSUs, the achievement of the performance goal. We believe that this vesting schedule effectively focuses our executives on delivering long-term value growth for our stockholders and drives retention. The maximum payout for the 2023 PSUs was 200% of target in the event the maximum level of CV was achieved; the PSUs were subject to forfeiture if minimum levels of performance were not achieved.

The chart below describes the performance metrics applicable to the PSU portion of our 2023 long–term incentive compensation element measured on an FX neutral basis. In February 2024, the Compensation Committee certified the result as follows:

2023 Performance Objective/Weight	< Minimum (0%)	Target (100%)	=/> Maximum (200%)	Actual (measured at 12/31/23)	Actual Growth YOY
Contract Value/100%	$4,042 million	$4,814 million	$5,030 million	$4,839 million	7.7%

Based on the results set forth above, the Compensation Committee determined that 113.9% of the target number of PSUs was earned based on the preestablished performance goals, with 25% of the earned awards vested on the first

anniversary of the grant date. See *Grants of Plan-Based Awards Table – Possible Payouts Under Equity Incentive Plan Awards* and accompanying footnotes below for the actual number of SARs and PSUs awarded to our NEOs.

Additional Compensation Elements

We maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer otherwise earned compensation in excess of amounts permitted to be deferred under our 401(k) plan. The non-qualified deferred compensation plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participate in this plan, the Company presently matches contributions by executive officers using the same formula as for the 401(k) plan, subject to certain limits. For more information concerning this plan, see *Non-Qualified Deferred Compensation Table* and accompanying narrative and footnotes below.

In order to further achieve our objective of providing a competitive compensation package, we provide various other benefits to our executive officers that are typically available to, and expected by, persons in senior business roles. Our basic executive perquisites program includes 35 days paid time off (PTO) annually, severance and change in control benefits (discussed below) and relocation services where necessary due to a promotion. Our executive officers are also entitled to participate in other benefits programs that are available to all U.S. associates, including our employee stock purchase plan and our healthcare plans, as well as receive 401(k) match. Mr. Hall's perquisites, severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail below under *Certain Employment Agreements with Executive Officers – Mr. Hall - Employment Agreement*. For more information concerning perquisites, see *Other Compensation Table* and accompanying footnotes below.

OTHER COMPENSATION POLICIES AND INFORMATION

Executive Stock Ownership and Holding Period Guidelines

In order to align management and stockholder interests, the Company has adopted stock ownership guidelines for our executive officers as follows: the CEO is required to hold shares of Common Stock with a value at least equal to six (6) times his base salary, and all other executive officers are required to hold shares of Common Stock with a value at least equal to three (3) times their base salary. For purposes of computing the required holdings, shares directly held, as well as vested and unvested restricted stock units and earned PSUs are counted, but not options or SARs or any unearned PSUs.

Additionally, the Company imposes a holding period requirement on our executive officers if an executive officer of the Company is not in compliance with the stock ownership guidelines. In that case, the executive is required to maintain ownership of at least 50% of the net after-tax shares of Common Stock acquired from the Company pursuant to all equity-based awards received from the Company, until such individual's stock ownership requirement is met. At December 31, 2023, all the NEOs were in compliance with our stock ownership guidelines.

Clawback Policy

In 2023, the Company updated its clawback policy (which had been adopted in 2014) to comply with Dodd-Frank and the new final listing standards of the NYSE implementing Rule 10D-1. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any current or former executive officer (including the NEOs) during the prior three fiscal years that exceeds the amount that the executive officer would have received had the incentive-based compensation been determined based on the restated financial statements.

Hedging and Pledging Policies

The Company's Insider Trading Policy prohibits all directors, executive officers and other employees from engaging in any short selling, hedging and/or pledging transactions with respect to Company securities.

Accounting and Tax Impact

Section 162(m) of the Internal Revenue Code generally prohibits the Company from claiming a deduction on its federal income tax return for compensation in excess of $1,000,000 paid in a given fiscal year to certain current and former executive officers. While the Compensation Committee carefully considers the cost to the Company of maintaining the deductibility of all compensation, it also desires the flexibility to reward executive officers in a manner that enhances the Company's ability to attract and retain individuals, as well as to create longer term value for stockholders. Thus, income tax deductibility is only one of several factors the Compensation Committee considers in making decisions regarding the Company's executive compensation program.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and the Company's proxy statement for the 2024 Annual Meeting of Stockholders.

Compensation Committee of the Board of Directors

Anne Sutherland Fuchs
Raul E. Cesan
Eileen M. Serra

COMPENSATION TABLES AND NARRATIVE DISCLOSURES

All compensation data contained in this Proxy Statement is stated in U.S. Dollars.

Summary Compensation Table

This table describes compensation of our NEOs in the years indicated. As you can see from the table and consistent with our compensation philosophy discussed above, long-term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (1) (3)	All Other Compensation ($) (4)	Total ($) (5)
Eugene A. Hall, Chief Executive Officer	2023	956,490	9,287,552	3,980,328	1,914,969	160,149	16,299,489
	2022	935,443	8,472,416	3,631,046	2,245,063	168,170	15,452,138
	2021	928,631	7,564,661	3,241,991	2,245,063	115,822	14,096,168
Craig W. Safian, EVP, Chief Financial Officer	2023	663,500	2,691,698	1,153,538	1,009,568	88,440	5,606,744
	2022	644,175	2,434,104	1,043,128	1,168,020	69,079	5,358,506
	2021	622,500	2,195,137	940,770	1,071,000	50,400	4,879,807
Alwyn Dawkins, EVP, Global Business Sales	2023	547,651	1,631,938	699,391	833,295	77,356	3,789,631
	2022	531,700	1,475,729	632,448	964,080	61,012	3,664,969
	2021	513,750	1,324,814	567,764	884,000	42,612	3,332,940
Scott Hensel, EVP, Global Services & Delivery	2023	537,119	1,631,938	699,391	817,270	73,218	3,758,936
	2022	521,475	1,475,729	632,448	945,540	59,657	3,634,849
Robin Kranich, EVP, Chief Human Resources Officer	2023	547,651	1,631,938	699,391	833,295	61,824	3,774,099
	2022	531,700	1,475,729	632,448	964,080	61,464	3,665,421
	2021	513,750	1,324,814	567,764	884,000	41,588	3,331,916

(1) All NEOs elected to defer a portion of their 2023 salary and/or 2023 bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the 2023 deferred portion, and do not include amounts, if any, released in 2023 from prior years' deferrals. See *Non-Qualified Deferred Compensation Table* below.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of performance-based restricted stock units, or PSUs (Stock Awards), at target, and stock-settled stock appreciation rights, or SARs (Option Awards), granted to the NEOs. The value reported for the PSU awards in the Stock Awards column is based upon the probable outcome of the performance objective as of the grant date, which is assumed to be at the target level of performance, and is consistent with the grant date estimate of the aggregate compensation cost to be recognized over the service period, excluding the effect of forfeitures, for the target grant date award value. The grant date fair value of all 2023 PSUs, assuming attainment of the highest level of the performance conditions, which is capped at 200% of target, is as follows: $18,575,104 (Mr. Hall); $5,383,396 (Mr. Safian); $3,263,876 (Messrs. Dawkins, and Hensel, and Ms. Kranich). All equity grants are subject to forfeiture. See footnote (2) to *Grants of Plan-Based Awards Table* below for additional information. See also Note 10 – Stock-Based Compensation - in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2023 for additional information about the assumptions made in determining these values.

(3) For 2023, represents performance-based cash bonuses earned on December 31st and paid in February 2024. See footnote (1) to *Grants of Plan-Based Awards Table* below for additional information.

(4) See Other Compensation Table below for additional information.

(5) Any aggregate sum discrepancies are due to rounding.

Other Compensation Table

This table describes each component of the All Other Compensation column in the Summary Compensation Table for 2023.

Name	Company Match Under Defined Contribution Plans ($) (1)	Company Match Under Non-qualified Deferred Compensation Plan ($) (2)	Other ($) (3)	Total ($)
Eugene A. Hall	7,200	120,862	32,087	160,149
Craig W. Safian	7,200	66,061	15,179	88,440
Alwyn Dawkins	7,200	53,269	16,887	77,356
Scott Hensel	7,200	52,106	13,912	73,218
Robin Kranich	7,200	53,269	1,355	61,824

(1) Represents the Company's 4% matching contribution to the NEO's 401(k) account, which is subject to plan and Internal Revenue Code limitations.

(2) Represents the Company's matching contribution to the NEO's contributions to our Non-Qualified Deferred Compensation Plan. See *Non-Qualified Deferred Compensation Table* below for additional information.

(3) Includes the perquisites and benefits specified below.

For Mr. Hall, includes a car allowance of $19,057 per the terms of his employment agreement.

For Messrs. Hall, Safian, Dawkins and Hensel, and Ms. Kranich, includes a tax gross-up payment of $6,037 (Mr. Hall), $8,186 (Mr. Safian), $7,125 (Mr. Dawkins), $6,919 (Mr. Hensel), and $655 (Ms. Kranich), that the Company paid to each of them on an after-tax basis for the income imputed due to the Company's Winner's Circle, which is a reward event for the Company's top sales associates. For each of Messrs Hall, Safian, Dawkins, and Hensel, the imputed income related to his guest's trip to the Winner's Circle event. In the case of Ms. Kranich, the imputed income related to amounts received in lieu of attending the event.

Grants of Plan-Based Awards Table for Fiscal Year 2023

This table provides information about awards made to our NEOs in 2023 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (performance restricted stock units (PSUs), and stock appreciation rights (SARs) awards comprising long-term incentive compensation under our LTIP).

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) | | | Estimated Future Payouts Under Equity Incentive Plan Awards (2) | | | All other option awards: Number of securities underlying options (#SAR's) (2) | Exercise or Base Price of Option Awards ($) (3) | Grant Date Fair Value of Stock and Option Awards ($) (4) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#PSU's)	Maximum (#PSU's)			
Eugene A. Hall	2/9/23	—	—	—	0	26,458	52,916	—	—	9,287,552
	2/9/23	—	—	—	—	—	—	31,324	351.03	3,980,328
		0	1,204,383	2,408,766	—	—	—	—	—	—
Craig W. Safian	2/9/23	—	—	—	0	7,668	15,336	—	—	2,691,698
	2/9/23	—	—	—	—	—	—	9,078	351.03	1,153,538
		0	634,949	1,269,898	—	—	—	—	—	—
Alwyn Dawkins	2/9/23	—	—	—	0	4,649	9,298	—	—	1,631,938
	2/9/23	—	—	—	—	—	—	5,504	351.03	699,391
		0	524,085	1,048,170	—	—	—	—	—	—
Scott Hensel	2/9/23	—	—	—	0	4,649	9,298	—	—	1,631,938
	2/9/23	—	—	—	—	—	—	5,504	351.03	699,391
		0	514,006	1,028,012	—	—	—	—	—	—
Robin Kranich	2/9/23	—	—	—	0	4,649	9,298	—	—	1,631,938
	2/9/23	—	—	—	—	—	—	5,504	351.03	699,391
		0	524,085	1,048,170	—	—	—	—	—	—

(1) Represents cash bonuses that could have been earned in 2023 based solely upon achievement of specified financial performance objectives for 2023 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 125% for Mr. Hall, and 95%% for each of Messrs. Safian, Dawkins, and Hensel, and Ms. Kranich. Performance bonuses earned in 2023 for Messrs. Hall, Safian, Dawkins and Hensel, and Ms. Kranich and paid in February 2024 were achieved at 159% of their target bonus. The cash bonuses are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See *Short-Term Incentive Compensation (Cash Bonuses)* in the CD&A for additional information.

(2) Represents the number of PSUs and SARs awarded to the NEOs on February 9, 2023. The target number of PSUs (100%) for the annual PSU award was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of an associated financial performance objective, and was achieved at 113.9% of target in February 2024. The number of such PSUs earned was: Mr. Hall – 30,135; Mr. Safian – 8,733; Messrs. Dawkins and Hensel and Ms. Kranich – 5,295. All PSUs and SARs vest 25% per year commencing one year from grant, subject to continued employment on the vesting date except in the case of death, disability and retirement. See *Long-Term Incentive Compensation (Equity Awards)* in the CD&A for additional information.

(3) Represents the closing price of our Common Stock on the NYSE on the grant date.

(4) See footnote (2) to the Summary Compensation Table.

Certain Employment Agreements with Executive Officers

Our Chief Executive Officer, Mr. Hall, is a party to a long-term employment agreement with the Company. No other NEO has an employment agreement with the Company.

Mr. Hall – Employment Agreement
The Company and Mr. Hall are parties to the Second Amended and Restated Employment Agreement, dated February 14, 2019, as amended on April 29, 2021, pursuant to which Mr. Hall serves as chief executive officer of the Company until December 31, 2026 (the "CEO Agreement"). The CEO Agreement provides for automatic one year renewals commencing

on January 1, 2027, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term.

Under the CEO Agreement, Mr. Hall initially was entitled to the following annual compensation components:

Component	Description
Base Salary	➢ $908,197, subject to adjustment on an annual basis by the Compensation Committee
Target Bonus	➢ 105% of annual base salary (target), adjusted for achievement of specified Company and individual objectives
	➢ The actual bonus paid may be higher or lower than target based upon over- or under-achievement of objectives, subject to a maximum actual bonus of 210% of base salary
Long – Term Incentive Award	➢ Aggregate annual value on the date of grant at least equal to $9,874,375 minus the sum of base salary and target bonus for the year of grant (the "Annual LTI Award")
	➢ The Annual LTI Award will be 100% unvested on the date of grant, and vesting will depend upon the achievement of performance goals to be determined by the Compensation Committee
	➢ The terms and conditions of each Annual Incentive Award will be determined by the Compensation Committee, and will be divided between RSUs units and SARs
	➢ The number of RSUs initially granted each year will be based upon the assumption that specified Company objectives set by the Compensation Committee will be achieved, and may be adjusted so as to be higher or lower than the number initially granted for over- or under-achievement of such specified Company objectives
Other	➢ Car allowance
	➢ All benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability
	➢ Entitled to be nominated for election to the Board

Termination and Related Payments – Mr. Hall

Involuntary or Constructive Termination (no Change in Control)
Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily (other than within 24 months following a Change In Control (defined below)) and without Business Reasons (as defined in the CEO Agreement) or a Constructive Termination (as defined in the CEO Agreement) occurs, or if the Company elects not to renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement, then Mr. Hall will be entitled to receive the following benefits:

Component	Description
Base Salary	➢ accrued base salary and unused paid time off ("PTO") through termination
	➢ 36 months continued base salary paid pursuant to normal payroll schedule
Short-Term Incentive Award (Bonus)	➢ earned but unpaid bonus
	➢ 300% of the average of Mr. Hall's earned annual bonuses for the three years preceding termination, payable in a lump sum
Long – Term Incentive Award	➢ 36 months' continued vesting in accordance with their terms (including achievement of applicable performance objectives) of all outstanding equity awards
	➢ If in the year of termination there are Annual LTI Awards due to be granted that have not yet been granted, a lump sum payment in cash equal to the value of any "to-be-granted" Annual LTI Awards, multiplied by the percentage of such award that would vest within 36 months following termination (i.e., 75% in the case of a four-year vesting period)
Other	➢ reimbursement for up to 36 months' COBRA premiums for Mr. Hall and his family

Payment of severance amounts is conditioned upon execution of a general release of claims against the Company and compliance with 36-month non-competition and non-solicitation covenants. In certain circumstances, payment will be delayed for six months following termination under Code Section 409A.

Involuntary or Constructive Termination, and Change in Control
Within 24 months following a Change in Control: if Mr. Hall's employment is terminated involuntarily and without Business Reasons; or a Constructive Termination occurs; or if the Company elects not to renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement (i.e., a double trigger termination), Mr. Hall will be entitled to receive the following benefits:

Component	Description
Base Salary	➣ accrued base salary and unused PTO through termination
	➣ 3 times base salary then in effect, payable 6 months following termination
Short-Term Incentive Award (Bonus)	➣ any earned but unpaid bonus
	➣ 3 times target bonus for fiscal year in which Change in Control occurs, payable 6 months following termination
Long – Term Incentive Award	➣ any due to be granted Annual LTI Awards pursuant to the CEO Agreement will be granted
	➣ all unvested outstanding equity awards will have the service requirement deemed fully satisfied, all performance goals or other vesting criteria will be deemed achieved (i) if the performance period has been completed, at actual level of performance, or (ii) if the performance period has not been completed, at target level of performance, and all stock options and SARs will be exercisable as to all covered shares
Other	➣ reimbursement for up to 36 months' COBRA premiums for Mr. Hall and his family

Mr. Hall's unvested outstanding equity awards will only vest in connection with a Change in Control if Mr. Hall's employment is terminated under the circumstances described above within 24 months following the Change in Control (i.e., if a "double trigger" occurs).

Should any payments received by Mr. Hall upon a Change in Control constitute a "parachute payment" within the meaning of Code Section 280G, Mr. Hall may elect to receive either the full amount of his Change in Control payments, or such lesser amount as will ensure that no portion of his severance and other benefits will be subject to excise tax under Code Section 4999. The CEO Agreement does not provide for a gross-up of these taxes. Additionally, certain payments may be delayed for six months following termination under Code Section 409A.

The CEO Agreement utilizes the LTIP definition of "Change in Control" which currently provides that a Change in Control will occur when (i) there is a change in ownership of the Company such that any person (or group) becomes the beneficial owner of 50% of our voting securities, (ii) there is a change in the ownership of a substantial portion of the Company's assets or (iii) there is a change in the effective control of the Company such that a majority of members of the Board is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election.

In the CEO Agreement, Mr. Hall is subject to certain restrictive covenants, including an indefinite confidentiality provision as well as provisions providing for a non-compete, non-solicit of employees, customers, and suppliers, and non-disparagement of the Company and its executives and directors that applies during employment and for 36 months following the termination thereof.

Termination and Related Payments – Other Executive Officers
In the event of termination for cause, voluntary resignation or as a result of death, disability or retirement, no severance benefits are provided. In the event of termination for cause or voluntary resignation, all equity awards are forfeited except

as discussed below under *Death, Disability and Retirement*. In the event of termination without cause (including in connection with a Change in Control), other executive officers are entitled to receive the following benefits:

Component	Description
Base Salary	➢ accrued base salary and unused PTO (not to exceed 25 days) through termination
	➢ 12 months continued base salary paid pursuant to normal payroll schedule
Long–Term Incentive Awards	➢ In the event of a termination without cause within 12 months following a Change in Control, all unvested outstanding equity will vest in full. For any PSU award where performance has not yet been determined, the award will vest assuming target performance, and all stock options and SARs will be exercisable as to all covered shares for 12 months following termination; otherwise unvested awards are forfeited
	➢ If no Change in Control, unvested equity awards are forfeited (except in the case of death, disability and retirement, discussed below)
Other	➢ Reimbursement for up to 12 months' COBRA premiums for executive and family

In order to receive severance benefits, the executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality, non-competition and non-solicitation obligations and releases the Company from various employment-related claims. In addition, in the case of NEOs (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company. Finally, under certain circumstances, payments and release of shares may be delayed for six months following termination under Code Section 409A.

Death, Disability and Retirement
Our executive officers are entitled to immediate vesting of all outstanding awards in the case of termination due to death or disability, and continued vesting depending upon the age of the officer in the case of retirement (as defined) as described in the following table:

Termination Event	Treatment of Unvested Equity Awards
Death or Disability	➢ 100% vesting upon event
Retirement – not eligible	➢ Unvested awards forfeited
Retirement – eligible	➢ Unvested awards continue to vest in full in accordance with their terms (subject to certain conditions)
➢ Retirement eligible if on the date of retirement, the officer is at least 55 years old and has at least 10 years of service	➢ For a retirement in the year that an award is granted, the unvested portion of such award that is eligible to vest will be prorated based on the number of days in the year of grant during which the officer was employed

In order to receive retirement vesting, an officer must be retirement "eligible" on the date of retirement, as described in the table above; if not, all unvested awards are forfeited upon retirement. At December 31, 2023, of our NEOs, Messrs. Hall and Dawkins would have qualified for the additional vesting benefit upon retirement for their outstanding equity awards. Disability is defined in our current equity award agreements as total and permanent disability.

SARs remain exercisable through the earlier of the applicable expiration date or one year from termination in the case of death and disability, and through the expiration date in the case of retirement. Upon termination for any other reason, vested SARs remain exercisable through the earlier of the applicable expiration date or 90 days from the date of termination.

In the case of death, disability or retirement, unvested PSUs held by an officer that are eligible to vest will be earned, if at all, based upon achievement of the related performance metric upon certification by the Compensation Committee.

Outstanding Equity Awards at Fiscal Year-End December 31, 2023

This table provides information on each option (including SARs) and stock (including RSUs and PSUs) awards held by each NEO as of December 31, 2023. All performance criteria associated with these awards (except for the 2023 PSU award (see footnote 4)) were fully satisfied as of December 31, 2023, and the award is fixed. The market value of the stock awards is based on the closing price of our Common Stock on the NYSE on December 29, 2023 (the last business day of the year), which was $451.11. Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive will be reduced by the number of shares withheld by Gartner for tax withholding purposes and/or as payment of the exercise price in the case of options and SARs.

Name Executive Office	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Eugene A. Hall						
(1), (5)	66,948	22,316	154.31	2/5/2027	11,195	5,050,176
(2), (5)	32,994	32,992	180.64	2/10/2028	41,876	18,890,682
(3), (5)	9,808	29,422	302.90	2/9/2029	27,585	12,443,869
(4), (5)	—	31,324	351.03	2/9/2030	52,916	23,870,937
Craig W. Safian						
(5)	13,196	—	143.01	2/6/2026	—	—
(1), (5)	19,243	6,414	154.31	2/5/2027	3,217	1,451,221
(2), (5)	9,574	9,574	180.64	2/10/2028	12,152	5,481,889
(3), (5)	2,818	8,452	302.90	2/9/2029	7,925	3,575,047
(4), (5)	—	9,078	351.03	2/9/2030	15,336	6,918,223
Alwyn Dawkins						
(5)	15,809	—	143.01	2/6/2026	—	—
(1), (5)	11,613	3,871	154.31	2/5/2027	1,941	875,605
(2), (5)	5,778	5,778	180.64	2/10/2028	7,334	3,308,441
(3), (5)	1,709	5,124	302.90	2/9/2029	4,804	2,167,132
(4), (5)	—	5,504	351.03	2/9/2030	9,298	4,194,421
Scott Hensel						
(5)	14,550	—	143.01	2/6/2026	—	—
(1), (5)	11,505	3,835	154.31	2/5/2027	1,923	867,485
(2), (5)	5,778	5,778	180.64	2/10/2028	7,334	3,308,441
(3), (5)	1,709	5,124	302.90	2/9/2029	4,804	2,167,132
(4), (5)	—	5,504	351.03	2/9/2030	9,298	4,194,421
Robin Kranich						
(1), (5)	7,742	3,871	154.31	2/5/2027	1,941	875,605
(2), (5)	5,778	5,778	180.64	2/10/2028	7,334	3,308,441
(3), (5)	1,709	5,124	302.90	2/9/2029	4,804	2,167,132
(4), (5)	—	5,504	351.03	2/9/2030	9,298	4,194,421

(1) Vest 25% per year commencing February 5, 2021, generally subject to the executive's continued service through each applicable vesting date.

(2) Vest 25% per year commencing February 10, 2022, generally subject to the executive's continued service through each applicable vesting date.

(3) Vest 25% per year commencing February 9, 2023, generally subject to the executive's continued service through each applicable vesting date.

(4) The market value of the stock award is presented at maximum level (200%), and the amount ultimately awarded could range from 0% to 200% of the target award. After certification of the applicable performance metric in February 2024, the amount actually awarded on account of Stock Awards was determined to be 113.9% of target based on actual performance. The actual number of PSUs awarded to the NEOs is reported in footnote (2) to the *Grants of Plan-*

Based Awards Table. The awards vest 25% per year commencing February 9, 2024, generally subject to the executive's continued service through each applicable vesting date.

(5) The amounts shown under Option Awards represent SARs that will be stock-settled upon exercise; accordingly, the number of shares ultimately received upon exercise will be less than the number of SARs held by the executive and reported in this table.

Option Exercises and Stock Vested for Fiscal Year 2023

This table provides information for the NEOs for the aggregate number of SARs that were exercised, and stock awards that vested and released, during 2023 on an aggregate basis, and does not reflect shares withheld by the Company for exercise price or withholding taxes.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Eugene A. Hall	119,521	29,265,777	58,687	20,252,539
Craig W. Safian	40,508	11,144,158	16,867	5,821,080
Alwyn Dawkins	36,493	9,086,977	10,187	3,515,747
Scott Hensel	16,722	3,862,364	9,932	3,428,792
Robin Kranich	7,904	2,212,384	10,187	3,515,747

(1) Represents the spread between (i) the market price of our Common Stock at exercise and (ii) the exercise price for all SARs exercised during the year, multiplied by the number of SARs exercised.

(2) Represents PSUs and RSUs awarded in prior years as long-term incentive compensation released in 2023.

(3) Represents the number of shares released multiplied by the market price of our Common Stock on the release date.

Non-Qualified Deferred Compensation for Fiscal Year 2023

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose compensation grade profile was a 130 or higher in 2023, or those who have been previously grandfathered into the plan. This plan currently allows qualified U.S.-based employees to defer up to 50% of earned annual salary and/or up to 100% of annual bonus earned in a fiscal year. In addition, in 2023 the Company made a contribution to the account of each Named Executive Officer who deferred compensation equal to the amount of such executive's contribution (not to exceed 4% of base salary and bonus), less $7,200. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, and/or elect to receive the balance in 20, 40 or 60 quarterly installments. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Deferred Compensation Plan in 2023 by the participating Named Executive Officers, the Company's matching contributions, 2023 earnings, aggregate withdrawals and distributions and account balances at year-end:

Name	Executive Contributions in 2023 ($) (1) (2)	Company Contributions in 2023 ($) (1) (3)	Aggregate Earnings in 2023 ($) (1)	Aggregate Withdrawals/ Distributions in 2023 ($)	Aggregate Balance at 12/31/23 ($) (4)
Eugene A. Hall	128,062	120,862	129,385	(148,102)	711,331
Craig W. Safian	91,576	66,061	174,335	—	1,147,533
Alwyn Dawkins	96,408	53,269	70,712	(87,297)	421,248
Scott Hensel	59,306	52,106	105,113	—	566,724
Robin Kranich	64,634	53,269	260,169	—	1,693,949

(1) All executive and Company contribution amounts in this table have been reflected in the Summary Compensation Table and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the Summary Compensation Table and were not reflected in prior years' summary compensation tables.

(2) Executive Contributions are included in the "Base Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table for the NEOs.

(3) Company Contributions are included in the "All Other Compensation" column of the Summary Compensation Table, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the Other Compensation Table for the NEOs.

(4) Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' deferral activities, including executive contributions, company contributions, withdrawals and investment earnings thereon as of December 31, 2023.

Potential Payments upon Termination or Change in Control

Certain Employment Agreements with Executive Officers above contains a detailed discussion of the payments and other benefits to which our CEO and other NEOs are entitled in the event of termination of employment or upon a Change in Control. The amounts payable assuming termination under various circumstances at December 31, 2023 are set forth below. In the event of termination of employment or a termination in connection with a Change in Control, each NEO would also be entitled to receive accrued personal time off (PTO) and the balance in his or her deferred compensation plan account. Such accrued amounts are not quantified below. There is no vesting of equity awards for our NEO's based solely upon a Change in Control (i.e., without termination).

Mr. Hall, CEO

The table below quantifies (in dollars) amounts that would be payable by the Company, and the value of shares of Common Stock underlying the equity awards that would vest, to Mr. Hall had his employment been terminated on December 31, 2023 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination; (2) death, disability or retirement; or (3) an involuntary termination without cause and/or constructive termination in the 24 months following a Change in Control ("Hall Double Trigger Termination"). Mr. Hall would not receive any payment or vesting of equity awards in the event of a Change in Control only (i.e., without termination). See *Outstanding Equity Awards At Fiscal Year End Table* above for a list of Mr. Hall's unvested equity awards at the end of 2023. Mr. Hall was eligible for retirement benefits as of December 31, 2023.

Involuntary termination (severance benefits) ($) (1)	Involuntary termination (continued vesting of equity awards) ($) (2)	Total Involuntary termination ($) (1) (2)	Death or disability (value of unvested equity awards) ($) (3)	Retirement (value of unvested equity awards) ($) (4)	Hall Double Trigger Termination (severance benefits) ($) (5)	Hall Double Trigger Termination (acceleration of unvested equity awards) ($) (6)	Total Hall Double Trigger Termination Benefits ($) (5) (6)
10,560,225	73,021,204	83,581,428	73,021,204	73,021,204	8,491,239	73,021,204	81,512,443

(1) Represents the sum of (w) three times base salary in effect at Termination Date, (x) 300% of the average actual bonus paid for the prior three years (2020, 2021 and 2022), (y) earned but unpaid 2023 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(2) Represents (y) the fair market value using the closing price of our Common Stock on December 29, 2023 (the last NYSE trading day in 2023), or $451.11 (the "Year End Price") of unvested PSUs that would have vested within 48 months following the Termination Date, plus (z) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 48 months following the Termination Date, multiplied by the number of such SARs. Since Mr. Hall is retirement-eligible, his termination would be treated as a retirement for purpose of determining additional vesting of his PSUs and SARs and he would receive full vesting of his equity awards. 2023 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2024.

(3) Represents (y) the fair market value using the Year End Price of all unvested PSUs, plus (z) the spread between the Year End Price and the exercise price for all in-the-money, unvested SARs, multiplied by the number of such SARs. 2023 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2024.

(4) Represents (y) the fair market value using the Year End Price of all unvested PSUs, plus (z) the spread between the Year End Price and the exercise price for all in-the-money, unvested SARs, multiplied by the number of such SARs. 2023 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2024.

(5) Represents the sum of (w) three times base salary in effect at Termination Date, (x) three times 2023 target bonus, (y) unpaid 2023 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(6) Represents (y) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at actual payout level for 2023 PSUs), plus (z) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Other Named Executive Officers

The table below quantifies (in dollars) amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to our NEOs (other than Mr. Hall) had their employment been terminated on December 31, 2023 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination; (2) death or disability; (3) retirement; or (4) an involuntary termination without cause in the 12 months following a Change in Control ("NEO Double Trigger Termination"). The NEOs listed below would not receive any payment or vesting of equity awards in the event of a Change in Control only (i.e., without termination). Mr. Dawkins was eligible for retirement benefits under applicable equity awards at December 31, 2023. See Outstanding Equity Awards At Fiscal Year End Table above for a list of unvested equity awards held by each NEO at the end of 2023.

Named Executive Officer	Involuntary termination (severance benefits) ($) (1)	Death or disability (value of unvested equity awards) ($) (2)	Retirement (value of unvested equity awards) ($) (3)	Value of unvested equity awards NEO Double Trigger Termination ($) (4)	Total NEO Double Trigger Termination ($) (1) (4)
Craig W. Safian	690,395	21,102,052	0	20,621,620	21,312,015
Alwyn Dawkins	573,696	12,761,762	12,761,762	12,470,345	13,044,041
Scott Hensel	568,616	12,742,957	0	12,451,540	13,020,156
Robin Kranich	573,696	12,761,762	0	12,470,345	13,044,041

(1) Represents 12 months' base salary in effect on the Termination Date, plus the amount of health insurance premiums for the executive, his or her spouse and immediate family for 12 months (at premiums in effect on the Termination Date) payable in accordance with normal payroll practices.

(2) Represents (x) the fair market value using the Year End Price ($451.11) of 100% of unvested PSUs, plus (y) the spread between the Year End Price and the exercise price of all in-the money unvested SARs, multiplied by the

number of such SARs, plus (z) the fair market value using the Year End Price of all unvested RSUs. 2023 PSUs are adjusted based upon applicable performance metrics.

(3) Messrs. Safian and Hensel and Ms. Kranich were not eligible for retirement benefits on the Termination Date and would have forfeited all unvested equity had they retired on the Termination Date. Mr. Dawkins was retirement eligible under applicable equity awards on the Termination Date. Pursuant to the terms of the award agreements, Mr. Dawkins would have been entitled to full continued vesting for his 2020, 2021, 2022 and 2023 equity awards. Figures in the table represent (y) the fair market value using the Year End Price of all unvested PSUs that would have been eligible to vest, plus (z) the spread between the Year End Price and the exercise price for all his unvested SARs that would have been eligible to vest, multiplied by the number of such SARs. 2023 PSUs are adjusted based upon the performance factor determined by the Compensation Committee in early 2022.

(4) Represents (x) the fair market value using the Year End Price of all unvested PSUs and RSUs on the Termination Date (at target in the case of unadjusted 2023 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Pay Ratio

The 2023 annual total compensation of the median compensated of all our employees who were employed as of December 31, 2023, other than our CEO, Mr. Hall, was $119,132; Mr. Hall's 2023 annual total compensation was $16,299,489 and the ratio of these amounts was 1-to-137.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records, and the methodology described herein. For these purposes, we identified the median compensated employee using the base salary determined as of December 31, 2023 and target cash incentives for the 2023 performance year, which amounts were annualized for any permanent (that is, non-temporary) employee who did not work for the entire year. We considered all of our worldwide associates employed with us as of December 31, 2023 when examining the pay ratio, including in determining the median compensated employee. Based on our consistently applied compensation measure, we identified a group of 10 associates within 0.2% of the median amount and calculated annual total compensation in accordance with the Summary Compensation Table requirements for these associates to identify our median compensated employee.

Pay Versus Performance

The following table and disclosures have been prepared in accordance with the Pay Versus Performance SEC disclosure rules, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act. The table discloses information on "compensation actually paid" (CAP) to our principal executive officer (PEO) and to our other NEOs (non-PEO NEOs) for 2020 to 2023, alongside total shareholder return (TSR), net income, and the Company's selected metric of CV. CV is the most important metric in linking compensation actually paid to our NEOs to Company performance, representing 70% of long-term incentive awards granted to our NEOs for 2023.

Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (3)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (2)	Average Compensation Actually Paid to Non-PEO NEOs ($) (3)	Value of Initial Fixed $100 Investment Based On: (4)		Net Income (millions) ($)	Company-Selected Measure (millions) ($) (6)
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($) (5)		
2023	16,299,489	40,034,283	4,232,352	9,055,703	293	141	882	4,839
2022	15,452,138	16,037,507	3,993,018	3,930,345	218	105	808	4,660
2021	14,096,168	80,424,211	3,719,960	17,061,159	217	129	794	4,247
2020	12,595,105	14,851,875	3,207,410	3,623,304	104	123	267	3,605

(1) Mr. Hall was our PEO for each of the years presented.

(2) During 2023, our non-PEO NEOs consisted of Messrs. Safian, Dawkins and Hensel and Ms. Kranich. During 2022, our non-PEO NEOs consisted of Messrs. Safian, Dawkins, Hensel and Jules P. Kaufman (our former General Counsel) and Ms. Kranich. During 2021 and 2020, our non-PEO NEOs consisted of Messrs. Safian, Dawkins and Kaufman and Ms. Kranich.

(3) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The Company does not have any pensions, so no adjustments have been recorded related to pension service. The tables below set forth each adjustment made during each year presented in the table to calculate the "compensation actually paid" to our NEOs during each year in the table:

Reconciliation of Summary Compensation Table Total Compensation to "Compensation Actually Paid" for PEO[i]	2023	2022	2021	2020
Summary Compensation Table Total Compensation	16,299,489	15,452,138	14,096,168	12,595,105
Adjustments:				
Deduction for amounts reported under the "Stock Awards" column in the Summary Compensation Table for the covered fiscal year	(9,287,552)	(8,472,416)	(7,564,661)	(7,273,710)
Deduction for amounts reported under the "Option Awards" column in the Summary Compensation Table for the covered fiscal year	(3,980,328)	(3,631,046)	(3,241,991)	(3,117,322)
Fair value of awards granted during year that remain unvested and outstanding as of covered year end	19,130,309	17,392,305	39,540,976	11,001,868
Fair value as of vest date of awards granted during year that vested during covered year	—	—	—	—
Change in fair value from prior year-end to covered year-end of awards granted prior to covered year that were outstanding and unvested as of year-end	16,916,509	1,064,562	36,805,545	1,863,381
Change in fair value from prior year-end to vesting date of awards granted prior to covered year that vested during covered year	955,856	(5,768,036)	788,173	(217,447)
Deduction of fair value as of prior year-end of awards granted prior to covered year that were forfeited during covered year	—	—	—	—
Increase based upon incremental fair value of awards modified during year	—	—	—	—
Increase based on dividends or other earnings paid during covered year, prior to vesting date of award	—	—	—	—
Compensation Actually Paid	40,034,283	16,037,507	80,424,211	14,851,875

Reconciliation of Summary Compensation Table Total Compensation to "Compensation Actually Paid" for Non-PEO NEOs (Average)[i]	2023	2022	2021	2020
Summary Compensation Table Total Compensation	4,232,352	3,993,018	3,719,960	3,207,410
Adjustments:				
Deduction for amounts reported under the "Stock Awards" column in the Summary Compensation Table for the covered fiscal year	(1,896,878)	(1,667,404)	(1,542,395)	(1,465,945)
Deduction for amounts reported under the "Option Awards" column in the Summary Compensation Table for the covered fiscal year	(812,928)	(714,606)	(661,016)	(628,300)
Fair value of awards granted during year that remain unvested and outstanding as of covered year end	3,907,066	3,210,390	8,062,163	2,217,325
Fair value as of vest date of awards granted during year that vested during covered year	—	—	—	—
Change in fair value from prior year-end to covered year-end of awards granted prior to covered year that were outstanding and unvested as of year-end	3,433,267	209,062	7,247,948	336,070
Change in fair value from prior year-end to vesting date of awards granted prior to covered year that vested during covered year	192,823	(1,100,115)	234,498	(43,256)
Deduction of fair value as of prior year-end of awards granted prior to covered year that were forfeited during covered year	—	—	—	—
Increase based upon incremental fair value of awards modified during year	—	—	—	—
Increase based on dividends or other earnings paid during covered year, prior to vesting date of award	—	—	—	—
Compensation Actually Paid	9,055,703	3,930,345	17,061,159	3,623,304

(i) The fair value or incremental fair value of all incentive equity awards is determined in accordance with ASC 718, using materially the same methodologies used in determining the grant date fair value of our equity awards reflected in the Summary Compensation Table; provided, in order to properly value the SAR awards using the Black-Scholes model we use for such grant date fair value, we made appropriate adjustments to the grant date assumptions to reflect changes in the historical and implied stock price volatility, expected life (including remaining vesting periods, remaining expiration periods and SAR gain levels), dividend yield and risk-free interest rates as of each measurement date. The value of outstanding performance-based awards in the covered fiscal year is based upon the probable outcome of the performance conditions as of the last day of the fiscal year.

(4) Assumes $100 was invested in our Common Stock (with the reinvestment of all dividends) from December 31, 2019 to December 31, 2023.

(5) The peer group used by the Company consists of the companies used in the Company's performance graph as required by Item 201(e) of Regulation S-K and reported in Part II, Item 5 of its annual report for the fiscal year ended December 31, 2023, namely, the S&P 500 IT Services Index.

(6) Contract Value ("CV") represents the dollar value attributable to all of our subscription-related contracts. It is calculated as the annualized value of contracts in effect at a specific point in time, without regard to the duration of the contract. CV primarily includes research deliverables for which revenue is recognized on a ratable basis and other deliverables (primarily conferences tickets) included with subscription-based research products for which revenue is recognized when the deliverable is utilized.

Relationship Between "Compensation Actually Paid" and Performance

The following graphs provide a comparison of the Company's four-year cumulative TSR with that of the peer group index, as well as comparisons of "compensation actually paid" as disclosed in the Pay Versus Performance Table with each of Company TSR, net income and CV (the Company-Selected Measure).









* Each year's CV has been calculated using the foreign currency rates for such year.

Tabular List of Most Important Financial Performance Measures

The following provides a list of the financial performance measures that we believe are the most important financial performance measures used to link NEO compensation to company performance for the most recent fiscal year. For more information, see *Compensation Discussion and Analysis*.

Most Important Financial Performance Measures
Contract Value (CV)
Revenue
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 regarding the number of shares of our Common Stock that may be issued upon exercise of outstanding options, stock appreciation rights and other rights (including restricted stock units, performance stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted average exercise price information), as well as shares available for future issuance under our equity compensation plans. All equity plans with outstanding awards or available shares have been approved by our stockholders.

Plan Category	Column A Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (1)	Column B Weighted Average Exercise Price of Outstanding Options and Rights ($) (1)	Column C Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding shares in Column A) (2)
2003 Long – Term Incentive Plan	101,025	—	—
2014 Long – Term Incentive Plan	1,353,055	216.40	5,941,734
2011 Employee Stock Purchase Plan	—	—	3,180,670
Total (3)	1,454,080	216.40	9,122,404

(1) Includes 310,178 SARs, 1,037,552 PSUs (based on actual performance) and RSUs, and 106,350 CSEs. Because there is no exercise price associated with PSUs, RSUs or CSEs, these stock awards are not included in the weighted-average exercise price calculation presented in Column B. For SARs, includes the number of shares of Common Stock that would be issuable based on the difference between the closing price of our Common Stock on December 29, 2023 ($451.11) and the exercise price of in-the-money SARs as of that date.

(2) With respect to SARs, includes the number of shares of Common Stock that would be withheld for the exercise price of in-the-money SARs based on the closing price of our Common Stock on December 29, 2023 ($451.11).

(3) In addition, the Company has outstanding equity compensation awards that the Company assumed in the acquisition of CEB, Inc. ("CEB"). These awards were granted by CEB under its 2012 Stock Incentive Plan (the "CEB Plan") in the period between 2012 to the closing of the acquisition by the Company and were converted into an adjusted number of Company shares. As of December 31, 2023, there were a total of 4,934 Company shares subject to assumed CEB restricted stock units. No additional restricted stock units, options or other awards have been granted under the CEB Plan since the closing of the acquisition and no new awards will be granted in the future under that plan.

PROPOSAL TWO:

APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are including in this Proxy Statement a separate resolution subject to stockholder vote to approve the compensation of our NEOs ("say-on-pay"). At the 2023 annual meeting, the Board recommended and stockholders approved holding this advisory vote on an annual basis. Accordingly, you are being asked to vote on the following resolution at the 2024 Annual Meeting:

> **Resolved, that the compensation of Gartner's Named Executive Officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved on an advisory basis.**

The stockholder vote on this resolution is advisory only. However, the Compensation Committee and the Board will consider the voting results when making future executive compensation decisions.

In considering your vote, stockholders may wish to review with care the information on Gartner's compensation policies and decisions regarding the NEOs presented in the CD&A on pages 24-35, including, in particular, the information concerning Company performance included in the Executive Summary on pages 24-25 and highlights of our Compensation Practices on page 26.

In particular, stockholders should note that the Compensation Committee bases its executive compensation decisions on the following:

➢ the need to attract, motivate and retain highly talented, creative and entrepreneurial individuals in a highly competitive industry and marketplace;

➢ the need to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components which have led executives to deliver outstanding performance for the past several years;

➢ comparability to the practices of peers in our industry and other comparable companies generally based upon available benchmarking data; and

➢ the alignment of our executive compensation programs with stockholder value through heavily weighted performance-based compensation elements.

As noted in the Executive Summary commencing on page 24, 2023 was a year of strong performance for Gartner despite multiple global disruptions. We believe this strong performance is largely a result of the agility, focus and skill of our executive leadership team. The Board believes that Gartner's executive compensation program has a proven record of effectively driving superior levels of financial performance, stockholder value, alignment of pay with performance, high ethical standards and attraction and retention of highly talented executives.

The Board of Directors has adopted a policy providing for annual say-on-pay advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding say-on-pay advisory votes, the next say-on-pay advisory vote following the 2024 Annual Meeting will occur in 2025.

VOTE RECOMMENDATION OF OUR BOARD: **FOR**	**Our Board unanimously recommends that you vote FOR the foregoing resolution to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.**

PROPOSAL THREE:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for the 2024 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the Audit Committee Report and the Principal Accountant Fees and Services below.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. Ratification by the stockholders of the appointment of KPMG is not required by law, the Company's bylaws or otherwise. However, the Board of Directors is submitting the appointment of KPMG for stockholder ratification to ascertain stockholders' views on the matter. Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

Principal Accountant Fees and Services

The following table presents fees for professional services rendered by KPMG for the integrated audit of the Company's consolidated financial statements and internal control over financial reporting during the years ended December 31, 2023 and 2022, and fees for other services rendered by KPMG during those periods:

Types of Fees	2022 ($)	2023 ($)
Audit Fees	5,879,991	6,428,026
Audit-Related Fees	33,419	291,930
Tax Fees	1,186,825	269,730
All Other Fees	—	—
Total Fees	7,100,235	6,989,686

Audit Fees

Audit fees relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in its Annual Report on Form 10-K, audit of internal controls over financial reporting, and the review of the Company's quarterly financial statements contained in its Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings. The amounts noted above include reimbursement for direct out-of-pocket travel and other sundry expenses.

Audit-Related Fees

Audit-related fees relate to professional services for assurance and audit-related services performed for the Company or its subsidiaries but not directly related to the audits. Audit-Related fees include attestation or agreed upon procedures related to certain statutory requirements or local reporting requirements. In 2023, these fees also included a pre-implementation assessment over the Company's enterprise resource planning software implementation.

Tax Fees

Tax fees relate to professional services rendered by KPMG for permissible tax compliance in international and domestic locations, tax advice, tax planning, and transfer pricing. These fees can vary significantly from year to year.

All Other Fees

This category of fees covers all fees for any permissible service not included in the above categories.

Pre-Approval Policies

The Audit Committee's policy is to pre-approve all audit, audit-related and permissible non-audit services provided by KPMG. These services may include domestic and international audit services, audit-related services, tax services and other services. At the beginning of each fiscal year, the Audit Committee pre-approves aggregate fee limits for specific types of permissible services (*e.g.,* domestic and international tax compliance and tax planning services; transfer pricing services, audit-related services and other permissible services) to allow management to engage KPMG expeditiously as needed when projects arise. At each regular quarterly meeting, KPMG and management report to the Audit Committee regarding the services for which the Company has engaged KPMG in the immediately preceding fiscal quarter in accordance with the pre-approved limits, and the related fees for such services as well as year-to-date cumulative fees for KPMG services. Pre-approved limits may be adjusted as necessary during the year, and the Audit Committee may also pre-approve particular services on a case-by-case basis. All services provided by KPMG in 2023 were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

Pursuant to its responsibilities as set forth in the Audit Committee Charter, the Audit Committee has reviewed and discussed with management and with KPMG Gartner's audited consolidated financial statements for the year ended December 31, 2023. The Audit Committee has discussed with KPMG the matters required to be discussed under applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission. The Audit Committee has received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG that firm's independence.

Based on the review and discussions noted above, as well as discussions regarding Gartner's internal control over financial reporting and discussions with Gartner's Internal Audit function, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended December 31, 2023 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Richard J. Bressler
Karen E. Dykstra
Diana S. Ferguson
José M. Gutiérrez
James C. Smith

VOTE RECOMMENDATION OF OUR BOARD: **FOR**	Our Board unanimously recommends that you vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2024 fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 8, 2024 (including shares that will release or are or will become exercisable within 60 days following April 8, 2024) held by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) each of our directors; (iii) each NEO; and (iv) all directors, NEOs and other current executive officers as a group. Percentage computations are based on 77,838,812 shares of Common Stock outstanding on April 8, 2024. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902. The amounts shown do not include CSEs or RSUs that release upon termination of service as a director, or deferred CSEs or RSUs that will not release within 60 days. Since all stock appreciation rights (SARs) are stock-settled (i.e., shares are withheld for the payment of exercise price and taxes), the number of shares ultimately issued upon settlement will be less than the number of SARs exercised. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of Common Stock shown as beneficially owned by them. To the Company's knowledge, none of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Peter E. Bisson	1,743	*
Richard J. Bressler	11,871	*
Raul E. Cesan (1)(2)	106,543	*
Karen E. Dykstra (3)	21,508	*
Diana S. Ferguson (1)	1,942	*
Anne Sutherland Fuchs (1)	13,873	*
William O. Grabe (1)	18,536	*
José M. Gutiérrez (1)	961	*
Stephen G. Pagliuca (1)	67,416	*
Eileen M. Serra (4)	3,527	*
James C. Smith (1)(5)	794,074	1.0
Eugene A. Hall (6)	1,321,658	1.7
Craig W. Safian (7)	132,656	*
Alwyn Dawkins (8)	96,936	*
Scott Hensel (9)	63,074	*
Robin Kranich (10)	42,447	*
All current directors, executive officers as a group (25 persons) (11)	2,816,910	3.6
The Vanguard Group, Inc. (12) 100 Vanguard Blvd., Malvern, PA 19355	8,913,578	11.5
BlackRock, Inc. (13) 50 Hudson yards, New York, NY 10001	6,110,636	7.9
Baron Capital Group, Inc. (14) 767 Fifth Avenue, New York, NY 10153	4,194,808	5.4

* Less than 1%

(1) Includes 705 RSU shares that will release within 60 days.

(2) Includes 30,000 shares held by a family foundation, 10,000 shares held by Family Trust #1 and 6,400 held by Family Trust #2, each as to which Mr. Cesan may be deemed a beneficial owner.

(3) Includes 261 RSU shares that will release within 60 days.

(4) Includes 700 shares held by a family trust as to which Ms. Serra may be deemed a beneficial owner. Also includes 1,828 RSU shares that will release within 60 days.

(5)   Includes 175,000 shares held by a family foundation as to which Mr. Smith may be deemed a beneficial owner.

(6)   Includes 166,201 vested and exercisable stock appreciation rights ("SARs").

(7)   Includes 61,120 vested and exercisable SARs.

(8)   Includes 44,753 vested and exercisable SARs.

(9)   Includes 43,350 vested and exercisable SARs.

(10)   Includes 25,073 vested and exercisable SARs.

(11)   Includes 7,024 RSU and 1,130 PSU shares that will release within 60 days, and 407,509 SARs that are, or will become within 60 days, vested and exercisable.

(12)   Beneficial ownership information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024. The Vanguard Group has shared voting power over 103,206 shares, sole dispositive power over 8,580,187 shares and shared dispositive power over 333,391 shares.

(13)   Beneficial ownership information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2024. BlackRock, Inc. has sole voting power over 5,514,554 shares and sole dispositive power over 6,110,636 shares.

(14)   Beneficial ownership information is based on a Schedule 13G/A filed by Baron Capital Group, Inc., BAMCO, Inc., a subsidiary of Baron Capital Group, Inc., Baron Capital Management, Inc., a subsidiary of Baron Capital Group, Inc., and Ronald Baron, who owns a controlling interest in Baron Capital Group, Inc., with the SEC on February 14, 2024. BAMCO, Inc. has shared voting power of 4,096,808 shares and shared dispositive power of 4,194,808 shares. Baron Capital Group, Inc. has shared voting power of 4,328,192 shares and shared dispositive power of 4,426,192 shares. Baron Capital Management, Inc. has shared voting power and shared dispositive power of 231,384 shares. Mr. Baron has shared voting power of 4,328,192 shares and shared dispositive power of 4,426,192 shares.

In addition to the shares shown in the table above, as of April 8, 2024, (1) the following Directors had CSE's that release upon termination of service as a director: Mr. Bisson, 3,190; Mr. Bressler, 20,616; Mr. Cesan, 1,063; Ms. Dykstra, 43; Ms. Ferguson, 81; Ms. Fuchs, 29,577; Mr. Grabe, 47,197; Mr. Gutiérrez, 226; Mr. Pagliuca, 1,668; and Ms. Serra, 2,468, and (2) the following Directors had RSU's that release upon termination of service as a director: Mr. Bisson, 9,431 ; Mr. Bressler, 12,706; Ms. Dykstra, 893; Ms. Ferguson, 893; Mr. Grabe, 4,340; and Ms. Serra, 7,068. See "Compensation of Directors" on page 9 for a description of CSEs issued to directors.

TRANSACTIONS WITH RELATED PERSONS

Gartner delivers actionable, objective insight to executives and their teams for close to 15,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

The Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving related person transactions. The Audit Committee has adopted a written Related Person Transaction Policies and Procedures (the "RPT Policy"), which require the Audit Committee to review and approve transactions in which (i) the aggregate amount involved is or is expected to exceed $120,000, (ii) the Company or any of its subsidiaries is a participant, and (iii) any related person has a direct or indirect interest. Under the RPT Policy, related persons include (i) any person who is or was during the last fiscal year a director, executive officer, or any nominee for director, (ii) any person owning 5% or more of the Company's Common Stock, and (iii) any immediate family members of such persons. Under the RPT Policy, the Audit Committee has pre-approved several categories of transactions with related persons. For transactions that are not pre-approved under the Policy, in reviewing and determining whether to approve related person transactions, the Audit Committee takes into account whether the transaction is available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and other factors as the Audit Committee deems appropriate. The Audit Committee will not approve any related person transaction if it determines it to be inconsistent with the interests of the Company and its stockholders.

In addition, the Company maintains a written conflict of interest policy, which is posted on our intranet. The conflict of interest policy prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest involving Gartner employees must be reported to, and pre-approved by, the General Counsel.

Since January 1, 2023, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a direct or indirect material interest.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. To assist with this reporting obligation, the Company prepares and files ownership reports on behalf of its executive officers and directors pursuant to powers of attorney issued by the executive officer or director to the Company. Based solely on our review of these reports, or written representations from certain reporting persons, we believe that during fiscal year 2023, all such reporting persons filed the required reports on a timely basis under Section 16(a), except that (1) a Form 4 was filed late, due to an administrative error, on behalf of Mr. Allard to report one transaction, and (2) a Form 4 was filed late, due to an administrative error, on behalf of Ms. Fuchs to report one transaction.

PROXY AND VOTING INFORMATION

Information Concerning Proxy Materials and the Voting of Proxies

How can I participate in the 2024 Annual Stockholders' Meeting?

To be admitted to the Annual Meeting, please visit *www.virtualshareholdermeeting.com/IT2024*. Online check-in will be available approximately 15 minutes before the meeting starts. Stockholders of record as of the close of business on April 8, 2024, the Record Date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the Record Date during the Annual Meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/ IT2024*, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials (the "Notice"), and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the *http://www.proxyvote.com* website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be provided on the log-in page.

Stockholders may submit questions during the Annual Meeting. Questions may be submitted during the Annual Meeting at *www.virtualshareholdermeeting.com/IT2024*. The company will try to answer as many questions as possible during the time scheduled. Additional information regarding the question and answer process, including the types and number of questions permitted, and the time allotted for the question and answer session, will be available in the Annual Meeting rules of conduct and procedures, which will be posted at the virtual Annual Meeting website during the Annual Meeting.

Why is it Important to Vote?

Voting your shares is important to ensure that you have a say in the governance of the Company. Additionally, repeated failure to vote may subject your shares to risk of escheatment. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a stockholder in the future of Gartner.

Why Did You Receive a Notice Regarding Availability of Proxy Materials?

The Securities and Exchange Commission ("SEC") rules allow companies to furnish proxy materials to their stockholders via the Internet. This "e-proxy" process expedites stockholders' receipt of proxy materials, while significantly lowering the costs and reducing the environmental impact of our annual meeting. Accordingly, on April 16, 2024, we mailed to our stockholders (other than those who previously have requested printed proxy materials) a Notice. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access our proxy materials for the Annual Meeting on a website, how to request a printed copy of the proxy materials and how to vote your shares. We will mail printed copies of our proxy materials to those stockholders who have already elected to receive printed proxy materials.

If Your Shares Are Held in "Street Name," How Are Your Shares Voted?

If you are the beneficial owner of shares (meaning that your shares are held in the name of a bank, brokerage or other nominee; i.e., "street name" accounts), you may receive a Notice from that firm containing instructions you must follow in order for your shares to be voted. Additionally, brokers are not permitted to vote on certain items, and may elect not to vote on any of the items, unless you provide voting instructions. A broker "non-vote" occurs when a nominee (such as a bank, broker or other nominee) holding shares for a beneficial owner does not vote on a particular item because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner. Broker non-votes will not be tabulated in determining whether any of the items presented at the Annual Meeting has obtained the requisite vote to be approved. We urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals, even if you plan to attend the annual meeting.

If You Are the Holder of Record of Your Shares, How Are Your Shares Voted?

If you are the holder of record of your shares, you will either receive a Notice or printed proxy materials if you have already elected to receive printed materials. The Notice will contain instructions you must follow to vote your shares. If you

received proxy materials in paper form, the materials include a proxy card instructing the holder of record how to vote the shares.

How Can You Get Electronic Access to Proxy Materials?
The Notice provides instructions regarding how to view our proxy materials for the Annual Meeting online. Additionally, proxy materials are available on **www.proxyvote.com**, 24 hours a day, seven days a week. You will need the control number(s) located on your Notice to access the proxy materials online.

How Can You Request Paper or Email Copies of Proxy Materials?
If you received a Notice by mail, you will not receive a printed copy of the proxy materials. If you want to receive paper or email copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please follow the instructions included in the Notice.

How Can You Sign Up to Receive Future Proxy Materials Electronically?
You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail printed materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under *How Can You Vote* to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

What is "Householding"?
We have adopted "householding" procedures that allow us to deliver proxy materials more cost-effectively. If you are a beneficial owner of shares and you and other residents at your mailing address share the same last name and also own shares of common stock in an account at the same bank, brokerage, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs and helps the environment. Stockholders participating in householding continue to receive separate proxy cards and control numbers for voting electronically.

We will deliver promptly a separate copy of the Notice or proxy materials to a stockholder at a shared address to which a single copy was delivered. A stockholder who received a single Notice or set of proxy materials to a shared address may request a separate copy of the Notice or proxy materials be sent to him or her by contacting in writing to Broadridge Financial Solutions, Inc. ("Broadridge"), Householding Department at 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-866-540-7095. If you would like to opt out of householding for future deliveries of proxy materials, please contact your broker, bank or other nominee.

Beneficial owners of shares who share an address and receive multiple copies of the proxy materials but want to receive only a single copy of these materials in the future should contact their bank, brokerage or other nominee and make this request.

Who Can Vote at the Annual Meeting?
Only stockholders of record at the close of business on April 8, 2024 (the "Record Date") may vote at the Annual Meeting. As of the Record Date, there were 77,838,812 shares of Common Stock outstanding and eligible to be voted. This amount does not include treasury shares which are not voted.

How Can You Vote?
You may vote using one of the following methods:

➢	**Internet**	You may vote on the Internet up until 11:59 PM Eastern Time on June 5, 2024 by going to the website for Internet voting on the Notice or your proxy card (*www.proxyvote.com*) and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.
➢	**Telephone**	You may vote by telephone by calling the toll-free telephone number on your proxy card (1-800-690-6903), 24 hours a day and up until 11:59 PM Eastern Time on June 5, 2024, and following pre-recorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.
➢	**Mail**	If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717.
➢	**At the meeting**	You may vote at the Annual Meeting by visiting *www.virtualshareholdermeeting.com/IT2024* and using your control number.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted for each proposal as our Board recommends.

How to Revoke Your Proxy or Change Your Vote
A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or submitting another timely proxy by the Internet, telephone or mail; or voting at the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you may revoke your proxy or change your vote by contacting your bank, broker or other holder of record or by voting at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have
Each stockholder has one vote for each share of our Common Stock owned on the Record Date for all matters being voted on.

Quorum
A quorum is constituted by the presence, in person or by proxy, of holders of our Common Stock representing a majority of the number of shares of Common Stock entitled to vote. Abstentions and broker non-votes (described above) will be considered present to determine a quorum.

Votes Required

	Proposal	Vote Required
1	Election of each of the twelve nominees to our Board of Directors	Majority of votes cast
2	Approval, on an advisory basis, of the compensation of our named executive officers	Majority of shares present and entitled to vote
3	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2024 fiscal year	Majority of shares present and entitled to vote

Proposal One: Each nominee must receive more "FOR" votes than "AGAINST" votes to be elected. Abstentions and broker non-votes will have no effect on the outcome of the election. Any nominee who fails to achieve this threshold must tender his or her resignation from the Board pursuant to the Company's majority vote standard.

Proposals Two and Three: The affirmative "FOR" vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote is required to approve Proposal Two—the advisory (non-binding) approval of the Company's executive compensation; and Proposal Three—the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024. For Proposals Two and Three, abstentions have the same effect as "AGAINST" votes. Broker non-votes, if any, will have no effect on the outcome of these matters.

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the accompanying proxy card will have the discretion to vote on those matters for you. If for any reason any of the nominees is not available as a candidate for director at the Annual Meeting, the persons named as proxies will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What Are the Recommendations of the Board?
The Board of Directors recommends that you vote:

	Proposals		Board Recommendation
1	Election of each of the twelve (12) nominees to our Board of Directors	☑	FOR EACH NOMINEE
2	Approval, on an advisory basis, of the compensation of our named executive officers	☑	FOR
3	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2024 fiscal year	☑	FOR

Who Is Distributing Proxy Materials and Bearing the Cost of the Solicitation?
This solicitation of proxies is being made by the Board of Directors and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice and related Internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services. We have also retained Georgeson LLC to assist with the solicitation of proxies at an anticipated cost of $8,000, which will be paid by the Company.

Where can I find the voting results of the Annual Meeting?
We will disclose voting results on a Form 8-K that will be filed with the SEC within four business days after the Annual Meeting, which will also be available on our investor relations website – *https://investor.gartner.com*.

Who Can Answer Your Questions?
If you have questions about this Proxy Statement or the Annual Meeting, please call our Investor Relations Department at investor.relations@gartner.com.

Stockholder Communications

Stockholders and other interested parties may communicate with any of our directors, including our Chairman of the Board or with non-management directors as a group, by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

Available Information

Our website address is **www.gartner.com**. The investor relations section of our website is located at **https://investor.gartner.com** and contains, under the "Governance Documents" link, which can be found on the "Governance" tab, current electronic printable copies of our:

- ➢ CEO & CFO Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers
- ➢ Code of Conduct, which applies to all Gartner officers, directors and employees
- ➢ Principles and Practices of the Board of Directors, the corporate governance principles that have been adopted by our Board
- ➢ Audit Committee Charter
- ➢ Compensation Committee Charter
- ➢ Governance/Nominating Committee Charter

This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

Process for Submission of Stockholder Proposals for our 2025 Annual Meeting

The Company has adopted advance notice requirements related to stockholder business, including director nominations. These requirements are contained in our Bylaws, which can be found at **https://investor.gartner.com**, under the "Governance Documents" link, which can be found on the "Governance" tab and are summarized below. This summary is qualified by reference to the full Bylaw provision.

Proposals for Inclusion in our Proxy Statement
To be considered for inclusion in the proxy statement and proxy card for the 2023 Annual Meeting, proposals of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 and stockholder director nominations pursuant to the proxy access provisions of the Bylaws must be submitted in writing to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and must be received no later than 6:00 p.m. Eastern Time, on December 17, 2024 and, in the case of a proxy access nomination, no earlier than 6:00 p.m. Eastern Time on November 17, 2024. The submission of a stockholder proposal or proxy access nomination does not guarantee that it will be included in our proxy statement, and they must comply with Rule 14a-8 and our Bylaws, respectively.

Other Proposals
If you are a stockholder of record and you want to nominate a director or introduce a proposal on other business at the 2025 Annual Meeting without having it included in our proxy materials, you must deliver written notice no earlier than the close of business (6:00 p.m. Eastern Time) on February 6, 2025 and no later than 6:00 p.m. Eastern Time on March 8, 2025; provided, however, that if the date of the 2025 Annual Meeting is more than 30 days before or after the anniversary date of this year's Annual Meeting, then you must deliver your written notice no earlier than the close of business 120 days prior to the 2025 Annual Meeting and no later than the close of business 90 days prior to the 2025 Annual Meeting or the 10th day after the Company publicly announces the date of the 2025 Annual Meeting. The notice of such nomination or proposal must comply with the Bylaws.

If you do not comply with all of the provisions of our advance notice requirements, then your proposal may not be brought before the 2025 Annual Meeting. All stockholder notices should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212. In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the "advance notice" provisions of our bylaws for our 2025 annual meeting, then we must receive proper

written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to the Corporate Secretary of the Company no later than 6:00 p.m. Eastern time on April 7, 2025 (or, if the 2025 annual meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual meeting, then notice must be provided not later than the close of business on the later of the 60th day prior to the date of the 2025 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our bylaws as described above.

Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 10-K") has been filed with the Securities and Exchange Commission and is available at *www.sec.gov*. You may also obtain a copy at *https:// investor.gartner.com*. A copy of the 2023 10-K is also contained in our 2023 Annual Report to Stockholders, which accompanies the printed version of this Proxy Statement. **A copy of the 2023 10-K will be mailed, without charge, to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.**

By Order of the Board of Directors

Thomas Kim
Secretary
Stamford, Connecticut
April 16, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

Gartner®

2023

| Annual Report |

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3099750**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 10212	
56 Top Gallant Road	
Stamford,	
Connecticut	**06902-7700**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 964-0096**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0005 par value per share	IT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☑ | Accelerated filer | ☐ | Non-accelerated filer ☐ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $26.8 billion, based on the closing price as reported on the New York Stock Exchange.

As of February 2, 2024, there were 77,967,884 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive Proxy Statement for the Annual Meeting of Stockholders (the "2024 Proxy Statement") is incorporated by reference into Part III to the extent described therein.

GARTNER, INC.
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. (NYSE: IT) delivers actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities.

We are a trusted advisor and an objective resource for close to 15,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting, as described below.

> **Research** equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.
>
> **Conferences** provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.
>
> **Consulting** serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

The fiscal year of Gartner is the twelve-month period from January 1 through December 31. All references to 2023, 2022 and 2021 herein refer to the fiscal year unless otherwise indicated. When used in this Annual Report on Form 10-K, the terms "Gartner," the "Company," "we," "us" or "our" refer to Gartner, Inc. and its consolidated subsidiaries.

MARKET OVERVIEW

Enterprise leaders face enormous pressure to stay ahead and grow profitably amidst constant changes. Whether it is a digital transformation, a global health crisis, large-scale regulatory changes, or other unique challenges, business leaders today are facing significant disruptive changes. We believe that enterprises cannot be operationally effective unless they incorporate the right strategy, management and technology decisions into every part of their business. This requirement affects all business levels, functions and roles. Executives and their teams turn to Gartner for decision-making and execution guidance to achieve their mission-critical priorities.

OUR SOLUTION

We believe our combination of expert-led, practitioner-sourced and data-driven research steers clients toward the right decisions and actions on the issues that matter most. Organizations are overrun with data and information. Gartner helps eliminate this information chaos and provides clarity with actionable, objective insight. We employ a diversified business model that utilizes and leverages the breadth and depth of our differentiated intellectual capital. The foundation of our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports, interactive tools, facilitated peer networking, briefings and direct communications with executives and their teams; our conferences, including the Gartner Symposium/Xpo series; and consulting and advisory services.

PRODUCTS AND SERVICES

Our diversified business model provides multiple entry points and sources of value for our clients that lead to increased client spending on our research and advisory services, conferences and consulting services. A critical part of our long-term strategy is to increase business volume and penetration with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and insight. We also seek to extend the Gartner brand name to develop new client relationships, augment our sales capacity and expand into new markets around the world. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services.

Our principal products and services are delivered through our three business segments, as described below.

- **RESEARCH.** Gartner delivers independent, objective insight to leaders across an enterprise through subscription services that include on-demand access to published research content, data and benchmarks, and direct access to a network of approximately 2,500 research experts located around the globe. Gartner research is the fundamental building block for all Gartner products and services. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner products and services that address each role across an enterprise. Within the Research segment, Global Technology Sales ("GTS") sells products and services to users and providers of technology, while Global Business Sales ("GBS") sells products and services to all other functional leaders, such as human resources, supply chain, finance, and marketing.

  Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. We are in steady contact with close to 15,000 distinct client enterprises worldwide. We publish tens of thousands of pages of original research annually, and our research experts had more than 490,000 direct client interactions in 2023. Our size and scale enable us to commit vast resources toward broader and deeper research coverage and to deliver insight to our clients based on what they need and where they are. The ongoing interaction of our research experts with our clients enables us to identify the most pertinent topics to them and develop relevant product and service enhancements to meet the evolving needs of users of our research. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's computer or mobile device via our website and/or product-specific portals.

  Clients normally sign subscription contracts that provide access to our research content and advisory services for individual users over a defined period. We typically have a minimum contract period of twelve months for our research and advisory subscription contracts and, at December 31, 2023, over 70% of our contracts were multi-year.

- **CONFERENCES.** Gartner conferences are designed for information technology ("IT") and business executives as well as decision makers looking to adapt and evolve their organizations through disruption and uncertainty, navigate risks and prioritize investments. Attendees experience sessions led by Gartner research experts, and the sessions include cutting-edge technology solutions, peer exchange workshops, one-on-one analyst and advisor meetings, consulting diagnostic workshops, keynotes and more. Our conferences also provide attendees with an opportunity to interact with IT and business executives from the world's leading companies. In addition to role-specific summits and workshop-style seminars, Gartner hosts the Gartner Symposium/Xpo series, including its unique, flagship IT Symposium/Xpo®, which is held at several locations worldwide annually. During 2023, Gartner successfully held 47 in-person conferences with more than 75,500 attendees, including eight Symposiums/Xpos. In addition, during 2023 we hosted 300+ peer networking meetings, and through the Evanta brand we hosted 350+ exclusive C-level meetings with more than 200 in-person.

- **CONSULTING.** Through its experienced consultants, Gartner Consulting serves chief information officers and other senior executives who are driving technology-related strategic initiatives to optimize technology investments and drive business impact. Gartner Consulting combines the power of Gartner's market-leading research with custom analysis and on-the-ground support to help clients to turn insight and advice into action and impact.

  Consulting solutions capitalize on Gartner assets that are invaluable to IT decision-making, including: (1) our extensive research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our clients' success; and (3) our market-leading benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance. Additionally, we provide actionable solutions for a range of IT-related priorities, including IT cost optimization, digital transformation and IT sourcing optimization.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are as follows:

- Superior research content - We believe that we create the broadest, highest-quality and most relevant research coverage across all major functional roles in an enterprise. Our independent operating model and research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.

- Our leading brand name - We have provided critical, trusted insight under the Gartner name for more than 40 years.

- Our global footprint and established customer base - We have a global presence with clients in approximately 90 countries and territories on six continents. A substantial portion of our revenue is derived from sales outside of the United States.

- Insight that creates connections - Our global community of experts, analysts and peers help provide the deep relationships that help clients stay ahead of the curve.

- Experienced management team - Our management team is comprised of research veterans and experienced industry executives with long tenure at Gartner.

- Substantial operating leverage in our business model - We can distribute our intellectual property and expertise across multiple platforms, including research and advisory subscription and membership programs, conferences and consulting engagements, to derive incremental revenue and profitability.

- Vast network of research experts and consultants - As of December 31, 2023, we had approximately 2,500 research experts and 950 experienced consultants located around the world. Our research experts are located in more than 30 countries and territories, enabling us to cover vast aspects of business and technology on a global basis.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly with consulting firms and other data and information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. In addition, we face competition from free sources of information that are available to our clients through the internet. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. While we believe the breadth and depth of our research positions us well versus our competition, increased competition could result in loss of market share, diminished value in our products and services, reduced pricing, and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of patent, copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership, and the use and protection of Gartner's intellectual property. We also enter into agreements with our employees and third parties as appropriate that protect our intellectual property, and we enforce these agreements if necessary. We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

HUMAN CAPITAL MANAGEMENT

We believe our people are our most valuable asset, enabling our sustained track record of growth. From attracting diverse talent through our recruitment process, to cultivating that talent with learning and development opportunities and rewards for strong performers, to supporting overall wellness with meaningful benefits and engagement, we strive to put our people first. At December 31, 2023, we had 20,237 employees globally, 9,514 of which were outside of the U.S., and the overwhelming majority of our employees were full time.

Gartner is committed to providing equal employment opportunities to all applicants and employees without regard to any legally protected status. This commitment is formalized in our global and U.S. equal employment opportunity policies. We continually renew this commitment by seeking to optimize our recruitment and professional development processes, create networking and educational opportunities, celebrate heritage and history, celebrate community service, and create safe spaces for all employees. Our human capital management strategies are developed by executive management and overseen by the Compensation Committee of our Board of Directors.

Diversity, Equity and Inclusion

Gartner is committed to creating a culture of inclusion - which is critical to the objectivity and independence we provide our clients. We celebrate diversity of thought and we welcome and encourage diverse perspectives. We embed Diversity, Equity and Inclusion ("DEI") concepts into our culture and our critical people processes. Our vision is to help build a high-performing organization with a culture of equity and inclusion, enabling Gartner to guide the leaders who shape the world. Our DEI

Executive Council, composed of our CEO, Chief Human Resources Officer, CFO, General Counsel, head of DEI, and other selected leaders, drives diversity, equity and inclusion as an imperative at all levels of the organization. In addition, the DEI Center of Excellence operationalizes strategy and establishes goals against key metrics to drive greater transparency and accountability. Our teams of employees are composed of individuals from different geographies, cultures, religions, ethnicities, races, genders, sexual orientations, abilities and generations working together to solve problems. Currently, 33% of our Board of Directors and 23% of our executive management team identifies as female, and 25% of our Board of Directors identifies as racially or ethnically diverse. As of December 31, 2023, approximately 47% of our employees worldwide identified as female and 24% of employees in the U.S. identified as racially or ethnically diverse. Our employees work in 39 different countries and territories. As we continue to invest in employee self-identification and reporting efforts, we determined our employees were represented by more than 130 self-identified nationalities.

We emphasize the importance of inclusion to leaders and managers and the value of fostering a sense of belonging within their teams. We continue to invest in learning opportunities to develop DEI at Gartner through training modules on important topics such as bias, empathy, equity, equality and individual identity. Our learning resources provide Gartner associates with awareness and clarity of expectations, equip managers with knowledge and skills to lead inclusively and support team effectiveness, inclusion and belonging.

The Company supports a number of employee-driven Employee Resource Groups ("ERGs") that bring employees together to foster a diverse, inclusive and supportive workplace. Gartner currently has seven formal ERGs supporting underrepresented racial, ethnic and multicultural backgrounds, women, the LGBTQ+ community, veterans, and people with disabilities. Participation in ERGs is voluntary and open to all employees. In 2023, over 6,000 Gartner associates were members of at least one ERG.

Total Rewards

We seek to invest in meaningful, innovative and inclusive compensation and benefit programs that support physical, financial and emotional well-being of our employees. In addition to salaries, these programs (which vary by country/region) include annual bonuses, stock awards, an employee stock purchase plan, 401(k) matching, healthcare and insurance benefits, tax savings programs, such as health and dependent care flexible spending accounts, health savings account and pretax commuter benefits, generous paid time off, paid parental leave, life and disability insurance, business travel accident insurance, charity matching, employee assistance programs, tuition assistance and on-site services, such as fitness centers, among others.

We also provide a number of free mental and behavioral health resources, including access to the Employee Assistance Program for employees and their dependents. We believe our total rewards programs facilitate associate retention and also encourage high performance.

Talent Development, Retention and Training

Gartner aims to foster a culture of lifelong learning, getting feedback and evolving. In addition to helping employees unlock their full potential through mechanisms like continuous feedback and performance appraisals, we have dedicated programs designed to develop effective leaders. We also offer rotational programs and an online learning experience platform for employees called GartnerYou. In 2023, GartnerYou offered approximately 39,000 learning resources, with over 375,000 completions globally. Since our Sales and Research & Advisory teams make up approximately 45% of total employees worldwide, we also have formal, dedicated programs to help train and onboard new hires as well as more experienced managers and leaders within Sales and Research & Advisory. In 2023, Gartner continued to transform and refine how we onboard new sales associates, so they more quickly develop the core competencies tied to sales success. Rooted in learning and development best practices, the refined training program operates in a scalable model that provides new sales associates in their first year with access to approximately 2,800 well-paced, just-in-time learning assets. In 2023 more than 6,500 sales associates participated. Through these programs, we believe our teams develop role-specific knowledge and skills, increase productivity and improve performance.

We also strive to develop an inclusive and engaging environment that makes Gartner a vibrant, exciting place to work. We believe the greatest catalyst to engagement comes from leadership — particularly their efforts to set direction, allocate resources, and build individual and organizational capability. We embed our associate survey efforts across the enterprise so that the insight we glean can help leaders at various levels understand the opportunities for effecting organizational growth. Survey results are used for a number of enterprise-wide and business-unit-specific initiatives targeting key areas of engagement and retention, such as leadership effectiveness, career development, business process improvement, and more. In 2023, associate turnover continued to decrease as compared with the prior year. Our average tenure increased slightly from 4.5 years

in 2022 to 5.0 years, primarily due to a decrease in associate turnover and a heavy focus on growth through Gartner internal mobility initiatives.

Our Communities and the Environment

Our associates have a long history of individual and team volunteering. Gartner facilitates a charity match program. In 2023, over 17% of associates made matched donations to more than 4,100 nonprofits, amounting to over $7.6 million donated by Gartner and its associates. In 2023, Gartner associates also logged approximately 15,000 volunteer hours supporting communities around the world. Finally, in 2023, the Science Based Targets initiative validated our near-term emissions targets. Gartner's commitment is to achieve net-zero greenhouse gas emissions by 2035 in accordance with the Science Based Targets initiative's Net-Zero Standard. We provide associates an opportunity to engage on environmental sustainability topics and help advance our Net-Zero strategy through the Gartner Green Team, a voluntary, associate-driven group. In 2023, the Green Team had over 750 members. Additionally, we introduced a sustainability training module available to all associates interested in learning more about Gartner's sustainability efforts.

We encourage you to review our Corporate Responsibility Report located on our website at *gartner.com*, under the "Corporate Responsibility" link in the "About" tab for more detailed information regarding our Human Capital programs and initiatives. Nothing on our website, including our Corporate Responsibility Report or sections thereof, shall be deemed incorporated by reference into this Annual Report, or any other filing we make with the SEC.

GOVERNMENT CONTRACTS

Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our products and services. Additionally, our contracts at the state and local levels, as well as foreign government contracts, are subject to various governmental authorizations and funding approvals and mechanisms. Certain of these contracts may be terminated at any time by the government entity without cause or penalty.

AVAILABLE INFORMATION

Our internet address is *gartner.com* and the Investor Relations section of our website is at *investor.gartner.com*. We make available free of charge, on or through the Investor Relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Form 10-K and should not be considered part of this Form 10-K or any other filing we make with the SEC.

Also available at *investor.gartner.com*, under the "Governance" link, are printable and current copies of our: (i) CEO and CFO Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other financial managers; (ii) Global Code of Conduct, which applies to all Gartner officers, directors and employees, wherever located; (iii) Principles and Practices of the Board of Directors of Gartner, Inc., the corporate governance principles that have been adopted by our Board; and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating. We will disclose any waiver we grant to an executive officer or director under our Code of Ethics, or certain amendments to the Code of Ethics, on our website at *investor.gartner.com*, under the "Governance" link.

ITEM 1A. RISK FACTORS.

We operate in a highly competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by global economic conditions and trends. The following sections address significant factors, events and uncertainties that make an investment in our securities risky. We urge you to consider carefully the factors described below and the risks that they present for our operations, as well as the risks addressed in other reports and materials that we file with the SEC and the other information, included or incorporated by reference in this Form 10-K. When the factors, events and contingencies described below or elsewhere in this Form 10-K materialize, there could be a material adverse impact on our business, prospects, results of operations, financial condition, and cash flows, and therefore have a potential negative effect on the trading price of our common stock. Additional risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment. In addition to the effects of the global economic and geopolitical climate on our business and operations discussed in Item 7 of this Form 10-K and in the risk factors below, additional or unforeseen effects from the global economic and geopolitical climate may give

rise to or amplify many of these risks discussed below. Risks in this section are grouped in the following categories: (1) strategic and operational risks; (2) macroeconomic and industry risks; and (3) legal and regulatory risks. Many risks affect more than one category, and the risks are not in order of significance or probability of occurrence because they have been grouped by categories.

Strategic and Operational Risks

We may not be able to maintain the quality of our existing products and services. We operate in a rapidly evolving market, and our success depends on our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information and insight that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our published data, opinions or viewpoints are considered to be wrong, lack independence, or are not substantiated by appropriate research, our reputation will suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner via the internet and mobile applications in an inflationary economic environment. Failure to maintain state of the art electronic delivery capabilities could materially adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services or introduce the new products and services that are needed to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to anticipate the needs of our clients, develop, enhance, protect, and improve our existing products, as well as new products and services to address those needs, deliver all products and services in a timely, user-friendly and state of the art manner, and appropriately position and price new products and services relative to the marketplace and our costs of developing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or service releases or significant problems in creating new products or services could materially adversely affect our business, results of operations and financial position.

Technology is rapidly evolving, and if we do not continue to develop new product and service offerings in response to these changes, our business could suffer. Disruptive technologies, including in areas of artificial intelligence ("AI") and machine learning, are rapidly changing the environment in which we, our clients, and our competitors operate and could affect the nature of how we generate revenue. We will need to continue to respond to and anticipate these changes by enhancing our product and service offerings to maintain our competitive position. However, we may not be successful in responding to these forces and enhancing our product and service offerings on a timely basis or in a cost-efficient manner, and any enhancements we develop may not adequately address the changing needs of our clients. Our future success will depend upon our ability to develop and introduce in a timely manner new or enhance existing offerings that address the changing needs of this constantly evolving marketplace. Failure to develop products that meet the needs of our clients in a timely manner could have a material adverse effect on our business, results of operations, and financial position.

In addition, some of our content is exposed to Internet search engines, which help generate website traffic. Search engines often update their proprietary algorithms, which affects the placement of links to our websites. Some search engines also provide substantive content in search results, which, if expanded to the areas in which we operate, could reduce the need to enter our websites. When a major search engine changes its algorithms in a manner that negatively affects our placement in search results or makes it less likely for our target audience to enter our websites, our business, results of operations and financial position may be harmed. Similarly, some of our content is exposed to the datasets leveraged by AI chatbots, and these chatbots may provide substantive content, either with or without contribution, in query responses to users which could reduce the need to enter our websites.

Uncertainty in the development, deployment, and use of AI in our platform and products and by our customers and competitors may result in harm to our business and reputation. We use, and may expand our use of, machine learning and AI technologies in some of our products, services, and processes. Developing, testing, and deploying AI systems will require additional investment and increase our costs. If we fail to keep pace with rapidly evolving AI technological developments, our competitive position and business results may be negatively impacted. Moreover, the development, adoption, and use of generative AI technologies are still in their early stages, and ineffective or inadequate AI development or deployment practices by Gartner or third-party developers or vendors could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. Third parties may also be able to use AI to create technology that could reduce demand for our products. Although prohibited, clients or others may load our proprietary information into large language models, which could reduce the value of our offerings. In addition, the introduction of AI technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, due to enhanced

governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality, data privacy or security risks, as well as other factors that could adversely affect our business, reputation, and financial results.

Our Research business depends on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services will lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted approximately 76% of total revenues from our operations for both 2023 and 2022. Generating new sales of our subscription-based products and services, both to new and existing clients, is a challenging, costly, and often time-consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription contracts are typically for twelve months or longer. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- delivering high-quality and timely analysis and insight to our clients;

- understanding and anticipating market trends and the changing needs of our clients; and

- providing products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we continue to adjust our products and service offerings to meet our clients' continuing needs, we may shift the type and pricing of our products which may impact client renewal rates. While our Research client retention rate was 84% and 86.3% for 2023 and 2022, respectively, there can be no guarantee that we will continue to maintain this rate of client renewals.

The profitability and success of our conferences and other meetings are subject to external factors beyond our control. The market for desirable dates and locations for our activities has historically been highly competitive. If we cannot secure desirable dates and suitable venues for our conferences the profitability for these conferences will suffer, and our financial position and results of operations may be adversely affected. In addition, because our conferences are scheduled in advance and held at specific locations, the success of these activities can be affected by circumstances outside of our control, such as the occurrence of or concerns related to communicable diseases (such as COVID-19), labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, reductions in government spending, geopolitical crises, terrorist attacks, war, weather, natural disasters, and other occurrences impacting the global, regional, or national economies, the occurrence of any of which could negatively impact the success of the conference or meeting. We also face the challenge of procuring venues that are sizeable enough at a reasonable cost to accommodate some of our major activities.

We also face risks related to insurance coverage for our cancelled 2020 and 2021 conferences. Our event cancellation insurance included a two-year policy covering destination conferences during 2020 and 2021 and a policy covering Evanta conferences during 2020. This insurance included coverage for cancellations due to communicable diseases and enabled us to receive an amount up to the lost contribution margin per conference plus incurred expenses, as more specifically set forth in the policies' provisions for calculating the amount of recoverable loss, and subject to the policies' limits of liability. These policies provided up to $170 million in coverage for 2020 cancellations with the right to reinstate the policy limits for the payment of additional premium if those limits are utilized, for a maximum recovery of $340 million. The insurer has accepted and paid claims on the initial $170 million of 2020 coverage. However, the insurer has contested our right to reinstate the limits and use the reinstated limits to cover additional losses resulting from 2020 conferences cancelled due to COVID-19. Gartner's two-year event cancellation policy also covered events that were planned for 2021 but cancelled, with limits of $150 million with the right to reinstate up to that amount if the initial limits are inadequate to cover the loss. The insurer has contested all coverage for events that were planned for 2021 but were cancelled due to COVID-19, as well as Gartner's right to reinstate the policy limits. Our insurance coverage for 2023 (and likely beyond) excludes coverage for cancellations due to communicable diseases. We are the plaintiff in litigation with the insurer and are seeking to reinstate the policy limits pursuant to the policies' reinstatements of limits clause and recover up to an additional $170 million for events cancelled in 2020. Gartner is also seeking $150 million in initial limits for events cancelled in 2021 and to reinstate those limits up to an additional $150 million. We are also the plaintiff in litigation with the insurance broker that negotiated and procured our event cancellation insurance. Although document discovery in our cases against the insurer and insurance broker is continuing, we cannot predict how long it will take to resolve these lawsuits, whether we will be successful or the impact the resolution could have on our financial results.

Our Consulting business depends on non-recurring engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted approximately 9% of total revenues from our on-going operations in both 2023 and 2022. Consulting engagements typically are project-based and non-recurring. In addition, revenue

from our contract optimization business can fluctuate significantly from period to period and is not predictable. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- delivering consistent, high-quality consulting services to our clients;

- tailoring our consulting services to the changing needs of our clients; and

- our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

A material decline in our ability to replace consulting engagements will have an adverse impact on our revenues and our financial condition.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services and our future growth plans. Our success is based on attracting and retaining talented employees and we depend heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. The market for highly skilled workers and leaders in our industry is extremely competitive. We face competition for qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have significant financial resources and a willingness to deploy those resources to attract and compensate these professionals. Moreover, increasing wage inflation may affect our profit margin as we strive to provide compensation packages that are competitive. We face risks related to global and industry-specific labor shortages, and competitive markets can increase attrition throughout our sector. Additionally, some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Our employee hiring and retention also depend on our brand and reputation as well as our ability to build and maintain a diverse and inclusive workplace culture that enables our employees to thrive. We may also be limited in our ability to recruit internationally by restrictive domestic immigration laws, and changes to policies that restrain the flow of technical and professional talent could inhibit our ability to adequately staff our research and development and other efforts.

An inability to retain key personnel or to hire and train additional qualified personnel could materially adversely affect the quality of our products and services, as well as our future business and operating results. In addition, effective succession planning is important to our long-term success, and failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

If we are unable to enforce and protect our intellectual property rights, our competitive position may be harmed. We rely on a combination of copyright, trademark, trade secret, patent, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, third parties may obtain unauthorized access to our intellectual property, technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. Additionally, the laws and enforcement mechanisms to protect our intellectual property from unauthorized use in new technologies like AI and machine learning are evolving and may be inadequate. Further, the laws and enforcement mechanisms of certain countries, particularly in emerging markets, do not protect our proprietary rights to the same extent as the laws of the United States. Conducting business in certain foreign jurisdictions may require accepting compromised protections or yielding of rights to technology, data or intellectual property in order to access those markets. Accordingly, we may not be able to protect our intellectual property against unauthorized or undesired third-party copying or use, which could adversely affect our competitive position.

From time to time third parties have asserted, and may continue to assert, intellectual property claims that our products infringe the rights of others. Such claims can be expensive and time-consuming to defend, regardless of their merit. The inability to obtain rights to use third-party intellectual property on commercially reasonable terms could also have an adverse impact on our business. We may face claims based on the theft or unauthorized use or disclosure of third-party trade secrets and other confidential business information. Any such incidents and claims could harm our business and reputation, cause us to incur significant expenses, and prevent us from selling certain products, all of which could negatively impact our business and results of operations.

Additionally, our employees are subject to restrictive covenant agreements (which include provisions related to employees' ability to compete and solicit customers and employees) and assignment of invention agreements, to the extent permitted under applicable law. When the period expires relating to their particular restrictions, former employees may compete against us. If a former employee violates the provisions of the restrictive covenant agreement, we seek to enforce the restrictions but there is no assurance that we will be successful in our efforts, and enforceability of certain restrictive covenants may decrease significantly

due to recent regulatory scrutiny in the U.S. If the laws change to provide greater rights to employees, that could further reduce the effectiveness and enforceability of our restrictive covenant agreements.

Privacy concerns could damage our reputation and deter current and potential clients from using our products and services. Concerns relating to global data privacy have the potential to damage our reputation and deter current and prospective clients from using our products and services or attending our conferences. In the ordinary course of our business and in accordance with applicable laws, we collect personal information (i) from our employees, (ii) from the users of our products and services, including conference attendees, and (iii) from prospective clients. We collect only basic personal information from our clients and prospects. While we believe our overall data privacy procedures are adequate, the theft or loss of such data, or concerns about our practices, even if unfounded, with regard to the collection, use, disclosure, or security of this personal information or other data protection related matters could damage our reputation and materially adversely affect our operating results. Any system or process failure, or compromise of our security that results in the disclosure of our users' personal data, could seriously limit the consumption of our products and services and the attendance at our conferences, as well as harm our reputation and brand and, therefore, our business.

We are exposed to risks related to cybersecurity. A significant portion of our business is conducted over the internet and we rely on the secure processing, storage and transmission of confidential, sensitive, proprietary and other types of information relating to our business operations and confidential and sensitive information about our customers and employees in our computer systems and networks, and in those of our third-party vendors. Individuals, groups, and state-sponsored organizations may take steps that pose threats to our operations, our computer systems, our employees, and our customers. The cybersecurity risks we face range from cyber attacks common to most industries, such as the development and deployment of malicious software to gain access to our networks and attempt to steal confidential information, launch distributed denial of service attacks, or attempt other coordinated disruptions, to more advanced threats that target us because of our prominence in the global research and advisory field.

Like many multinational corporations, we, and some third parties upon which we rely, have experienced cyber attacks on our computer systems and networks in the past and may experience them in the future, likely with more frequency and sophistication, and involving a broader range of devices and modes of attack, all of which will increase the difficulty of detecting and successfully defending against them. To date, none have resulted in any material adverse impact to our business, operations, products, services or customers. We have implemented various security controls to meet our security obligations, while also defending against constantly evolving security threats. Our security controls help to secure our information systems, including our computer systems, intranet, proprietary websites, email and other telecommunications and data networks, and we scrutinize the security of outsourced website and service providers prior to retaining their services. However, the security measures implemented by us or by our outside service providers may not be effective and our systems (and those of our outside service providers) are vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber attacks, computer viruses, power loss, or other disruptive events. As a result of operating in a hybrid work environment, most of our employees are working virtually for a period of time, which magnifies the importance of the integrity of our remote access security measures.

Cyber criminals use artificial intelligence tools to increase the effectiveness, speed and complexity of attacks, requiring increased vigilance and threat defense. Additionally, the security compliance landscape continues to evolve, requiring us to stay apprised of changes in cybersecurity and data privacy laws, regulations, and security requirements required by our clients, such as the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA) and California Privacy Rights Act (CPRA), the Brazilian General Data Protection Law (LGPD), the Chinese Cybersecurity, Data Security and Personal Information Protection laws (and other new and proposed data protection laws), International Organization for Standardization (ISO), and National Institute of Standards and Technology (NIST). Recent well-publicized security breaches at other companies have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber attacks, and may in the future result in heightened cybersecurity requirements, including additional regulatory expectations for oversight of vendors and service providers.

A cyber attack, widespread internet failure or internet access limitations, or disruption of our critical information technology systems through denial of service, viruses, or other events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt other critical client-facing or business processes or dislocate our critical internal functions. Additionally, any material breaches of cybersecurity or other technology-related catastrophe, or media reports of perceived security vulnerabilities to our systems or those of our third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of customers and revenue, fines, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers' information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

We may experience outages and disruptions of our online services if we fail to maintain an adequate operations infrastructure. Our increasing user traffic and complexity of our products and services demand more computing power. We have invested substantial amounts and expect to continue investing (as necessary) in access to data centers and equipment and in moving more of our workload into cloud services, upgrading our technology and network infrastructure to handle increased traffic on our websites, and delivering our products and services through emerging channels, such as mobile applications. However, any inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, potentially harming our financial condition and operating results.

Our acquisitions, dispositions, and strategic investments, involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services or otherwise support our growth objectives. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders should we issue stock in the acquisition, decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the inability to complete the transaction due to regulatory review, the inability to integrate the business of the acquired company, increase revenue or fully realize anticipated synergies, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our day to day business. Additionally, we face competition in identifying acquisition targets and consummating acquisitions. Our dispositions involve additional risks and uncertainties, such as ability to sell such businesses on satisfactory price and terms and in a timely manner, or at all, disruption to other parts of the businesses and distraction of management, allocation of internal resources that would otherwise be devoted to completing strategic acquisitions, loss of key employees or customers, and exposure to unanticipated liabilities or ongoing obligations to support the businesses following such dispositions, and other adverse financial impacts. The realization of any of these risks could adversely affect our business.

We face risks related to leased office space. We lease all the properties used for our ongoing business operations. In several locations, we have consolidated our operations and sublet substantially all the excess space. Through our real estate consolidations and other related activities, we seek to secure quality subtenants with appropriate sublease terms. However, if we fail to secure quality subtenants, or subtenants default on their sublease obligations with us or otherwise terminate their subleases with us, we may experience a loss of planned sublease rental income, which could result in a material charge against our operating results.

To accommodate our growth going forward, we have moved to a global hoteling model to better manage our footprint and operating expenses, and will secure new space when the opportunities and needs arise. If the new spaces are not completed on schedule, or if the landlord defaults on its commitments and obligations pursuant to the new leases, we may incur additional expenses. In addition, unanticipated difficulties in initiating operations in a new space, including construction delays, natural disasters, IT system interruptions, or other infrastructure support problems, could result in a delay in moving into the new space, resulting in a potential loss of employee and operational productivity and a loss of revenue and/or additional expenses, which could also have an adverse, material impact on our operating results.

Our sales to governments are subject to appropriations and some may be terminated early. We derive significant revenues from research and consulting contracts with the United States government and its respective agencies, numerous state and local governments and their respective agencies, and foreign governments and their agencies. At December 31, 2023 and 2022, approximately $1.0 billion and $932 million, respectively, of our outstanding revenue contracts were attributable to government entities. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services. Additionally, our contracts at the state and local levels, as well as foreign government contracts, are subject to various governmental authorizations and funding approvals and mechanisms. Certain of these contracts may be terminated at any time by the government entity without cause or penalty ("termination for convenience"). In addition, contracts with U.S. federal, state and local, and foreign governments and their respective agencies are subject to increasingly complex bidding procedures and compliance requirements, as well as intense competition. Failure to adequately abide by these procedures and compliance requirements could result in an inability to contract with governments or their agencies, termination of existing contracts, or even suspension and disbarment from doing future business with a government or agency. Moreover, while terminations by governments for lack of funding have not been significant historically, should appropriations for the various governments and agencies that contract with us be curtailed, or should our government contracts be terminated for convenience, we may experience a significant loss of revenues.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, in particular our independence, is critical to our efforts to attract and retain clients and top talent, and that the importance of brand recognition will increase as competition increases. We may also discover that our brand, though recognized, is not perceived to be relevant by new market segments we have targeted. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, and expend additional sums to protect our brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote, maintain, and protect the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be materially adversely impacted.

Our outstanding debt obligations could negatively impact our financial condition and future operating results. As of December 31, 2023, the Company had outstanding debt of $274 million under its 2020 term loan and revolving credit facility (the "2020 Credit Agreement"), $800 million of Senior Notes due 2028 (the "2028 Notes"), $600 million of Senior Notes due 2029 (the "2029 Notes") and $800 million of Senior Notes due 2030 (the "2030 Notes"). Additional information regarding the 2020 Credit Agreement, the 2028 Notes, the 2029 Notes and the 2030 Notes is included in Note 6 — Debt in the Notes to Consolidated Financial Statements.

The debt service requirements of these borrowings could impair our future financial condition and operating results. In addition, the affirmative, negative and financial covenants of the 2020 Credit Agreement, as well as the covenants related to the Senior Notes, could limit our future financial flexibility. A failure to comply with these covenants could result in acceleration of all amounts outstanding, which could materially impact our financial condition unless accommodations could be negotiated with our lenders and noteholders. No assurance can be given that we would be successful in doing so, or that any accommodations that we were able to negotiate would be on terms as favorable as those currently in place. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We may require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital, including acquisitions. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings or issue debt. Prevailing credit and debt market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

Natural disasters, pandemics, terrorist acts, war, actions by governments, and other geopolitical activities could disrupt our operations. We operate in numerous U.S. and international locations, and we have offices in a number of major cities across the globe. The occurrence of, or concerns related to, a major weather event, earthquake, hurricane, flood, drought, volcanic activity, disease or pandemic, or other natural disaster could significantly disrupt our operations. In addition, acts of civil unrest, failure of critical infrastructure, terrorism, armed conflict (including in the Middle East), war (including the war in Ukraine), and abrupt political change, as well as responses by various governments and the international community to such acts, can have a negative effect on our business. Such events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt or shut down the internet or other critical client-facing and business processes, impede the travel of our personnel and clients, dislocate our critical internal functions and personnel, and in general harm our ability to conduct normal business operations, any of which can negatively impact our financial condition and operating results. Such events could also impact the timing and budget decisions of our clients, which could materially adversely affect our business.

Macroeconomic and Industry Risks

We are subject to risks from operating globally. We have clients in approximately 90 countries and territories and a substantial amount of our revenue is earned outside of the United States. Our operating results are subject to all of the risks typically inherent in international business activities, including general political and economic conditions in each country, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous and complex foreign laws and regulations, currency restrictions and fluctuations, the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights including against economic espionage in international jurisdictions. Further, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent. Additionally, tariffs, trade barriers

and restrictions, and other acts by governments to protect domestic markets or to retaliate against the trade tariffs and restrictions of other nations could negatively affect our business operations.

Our operating results could be negatively impacted by global economic conditions. Our business is impacted by general economic conditions and trends in the United States and abroad, including without limitation inflation, slowing growth, rising interest rates and recession. In its recent report, Global Economics Prospects, January 2024, the World Bank reported that global growth is projected to slow to 2.4% in 2024—the third consecutive year of deceleration—reflecting the lagged and ongoing effects of tight monetary policies to rein in decades-high inflation, restrictive credit conditions, and anemic global trade and investment. The report also notes that downside risks to the outlook predominate. The recent conflict in the Middle East, coming on top of the Russian invasion of Ukraine, has heightened geopolitical risks. Conflict escalation could lead to surging energy prices, with broader implications for global activity and inflation. Other risks highlighted in the report include financial stress related to elevated real interest rates, persistent inflation, weaker-than-expected growth in China, further trade fragmentation, and climate change-related disasters. The World Bank predicts that global growth is expected to tick up to 2.7% in 2025. The World Bank notes that the expected growth rates for 2024 and 2025 would be far below the 3.1% average of the 2010s. A downturn in growth could negatively and materially affect future demand for our products and services in general, in certain geographic regions, in particular countries, or industry sectors, or could reduce demand for our in-person conferences. In addition, U.S. federal, state and local government spending limits may reduce demand for our products and services from those governmental agencies as well as organizations that receive funding from those agencies and could negatively affect macroeconomic conditions in the United States, which could further reduce demand for our products and services. Such difficulties could negatively impact our ability to maintain or improve the various business measurements we utilize (which are defined in this Annual Report), such as contract value and consulting backlog growth, client retention, wallet retention, consulting utilization rates, and the number of attendees and exhibitors at our conferences and other meetings. Failure to achieve acceptable levels of these indicators or improve them will negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations, financial condition, and cash flows. The markets for our products and services are characterized by intense competition and we face direct competition from a significant number of independent providers of information products and services, including information available on the internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, low barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge, and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so will result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we will not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, the ability to offer products to meet changing market needs for information and analysis, or price.

We are exposed to volatility in foreign currency exchange rates from our international operations. A significant portion of our revenues are typically derived from sales outside of the United States. Revenues earned outside the United States are typically transacted in local currencies, which may fluctuate significantly against the U.S. dollar. While we use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Our business could be negatively impacted by climate change. While we seek to mitigate the business risks associated with climate change for our operations, there are inherent climate-related risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices, clients, vendors or other stakeholders is a priority. We have large offices in Connecticut, Florida, India, the United Kingdom, Spain and Australia, and other locations that are vulnerable to climate change effects. Additionally, scarcity of fuel and/or rising green energy costs may increase our operations costs or affect client travel to our Conferences. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, the business of our vendors, and the business clients, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

Failure to achieve ESG commitments or meet stakeholder expectations in ESG could harm our reputation. We have committed to achieve net-zero greenhouse gas emissions by 2035 in accordance with the SBTi's Net-Zero Standard. The SBTi has

approved Gartner's near-term science-based emissions reductions targets. Our ability to achieve these and other ESG goals is subject to numerous risks outside of our control. In addition, standards and processes for measuring and reporting carbon emissions and other sustainability metrics may change over time, and may result in inconsistent data, or could result in significant revisions to our strategies and targets, or our ability to achieve them. Our failure to achieve them or continue practices that meet evolving, and sometimes conflicting, stakeholder expectations in ESG could harm our reputation, adversely affect our ability to attract and retain employees or clients and expose us to increased scrutiny from investors and regulatory authorities.

Legal and Regulatory Risks

Our failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on our operations or financial condition. Our business and operations may be conducted in countries where corruption has historically penetrated the economy. It is our policy to comply, and to require our local partners, distributors, agents, and those with whom we do business to comply, with all applicable anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, regulations established by the Office of Foreign Assets Control (OFAC) and with applicable local laws of the foreign countries in which we operate. There can be no assurance that all of our employees, contractors and agents will comply with the Company's policies that mandate compliance with these laws. Any determination that we have violated or are responsible for violations of these laws, even if inadvertent, could be costly and disrupt our business, which could have a material adverse effect on our business, results of operations, financial condition, liquidity and cash flows, as well as on our reputation. For example, during the second half of 2018 we fully cooperated with a South African government commission established to review a wide range of issues related to the country's revenue service, including the procurement and fulfillment of consulting agreements we entered into with the revenue service through a sales agent from late 2014 through early 2017. In parallel, we commenced an internal investigation regarding this matter. We voluntarily disclosed the matter to the SEC and Department of Justice (DOJ) in November 2018 and cooperated fully with their review. In May 2023, Gartner entered into a settlement agreement with the SEC, without admitting or denying the SEC's allegations, which fully resolved this matter.

In addition, continuously evolving data protection laws and regulations, such as the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA) and California Privacy Rights Act (CPRA), the Brazilian General Data Protection Law (LGPD), the Chinese Cybersecurity, Data Security and Personal Information laws and other new and proposed data protection laws, pose increasingly complex compliance challenges. We have implemented GDPR, CCPA, CPRA and LGPD compliance programs, as well as policies and processes to comply with the applicable Chinese data protection laws. In the meantime, Gartner will continue to maintain and rely upon our comprehensive global data protection compliance program, which includes administrative, technical, and physical controls to safeguard our associates' and clients' personal data. The interpretation and application of these laws in the United States, the EU, China and elsewhere are often uncertain, inconsistent and ever changing. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We face risks related to litigation. We are, and in the future may be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits of any claim and despite vigorous efforts to defend any such claim, claims can affect our reputation, and responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a claim is made against us that we cannot defend or resolve on reasonable terms, our business, brand, and financial results could be materially adversely affected.

We face risks related to taxation. We are a global company and a substantial amount of our earnings is generated outside of the United States and taxed at rates other than the U.S. statutory federal income tax rate. Our effective tax rate, financial position and results of operations could be adversely affected by earnings being higher than anticipated in jurisdictions with higher statutory tax rates and, conversely, lower than anticipated in jurisdictions that have lower statutory tax rates, by changes in the valuation of our deferred tax assets and/or by changes in tax laws or accounting principles and their interpretation by relevant authorities. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many countries. The Organization for Economic Co-operation and Development ("the OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a 15% global corporate minimum tax rate. In December 2022, the European Union adopted a directive requiring member states to incorporate similar provisions into their domestic laws, to be effective as of January 2024 and January 2025. In 2023, the OECD issued administrative guidance providing transition and safe harbor rules that may effectively delay the application of these legislative changes in certain countries until January 2027. Several countries in which Gartner does business have proposed or enacted new laws or are actively considering changes to their tax laws to align

with OECD proposals. Significant details around the provisions are still uncertain as the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. Enactment of this and similar legislation could significantly increase our tax obligations in countries where we do business. These actual, potential, and other changes, both individually and collectively, could materially increase our effective tax rate and negatively impact our financial position, results of operations, and cash flows. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

In addition, our tax filings for various years are subject to examination by domestic and international taxing authorities and, during the ordinary course of business, we are under audit by various tax authorities. Recent and future actions on the part of the OECD and various governments have increased scrutiny of our tax filings. Although we believe that our tax filings and related accruals are reasonable, the final resolution of tax audits may be materially different from what is reflected in our historical tax provisions and accruals and could have a material adverse effect on our effective tax rate, financial position, results of operations, and cash flows.

Our corporate compliance program cannot guarantee that we are in compliance with all applicable laws and regulations. We operate in a number of countries, including emerging markets, and as a result we are required to comply with numerous, and in many cases, changing international and U.S. federal, state and local laws and regulations, including regulations relating to the ongoing Russia-Ukraine war. Accordingly, we have a corporate compliance program that includes the creation of appropriate policies defining employee behavior that mandate adherence to laws, employee training, annual affirmations, monitoring and enforcement. However, failure of any employee to comply with any of these laws, regulations or our policies, could result in a range of liabilities for the employee and for the Company, including, but not limited to, significant penalties and fines, sanctions and/or litigation, and the expenses associated with defending and resolving any of the foregoing, any of which could have a negative impact on our reputation and business.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We have implemented a layered cybersecurity program to assess, identify, and manage risks from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity, and availability of our information systems, networks, and data systems. Our cybersecurity program is generally aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework.

Information Security Team and Governance.

The Audit Committee has the primary responsibility of assisting our Board of Directors in overseeing risk related to cybersecurity matters. The Board and/or the Audit Committee receive quarterly cybersecurity-related reports from our Chief Information Officer (CIO), which may address a wide range of topics, such as: cybersecurity strategy, the threat environment, the status of ongoing information security program initiatives, and information security program metrics. Additionally, we have documented protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported to the Board and/or the Audit Committee.

At the management level, our CIO, who reports directly to the CEO, has over 20 years of experience serving in IT management, software development, and technology-based roles across a variety of industries, including publishing, media and entertainment, and financial and insurance services. Our Chief Information Security Officer (CISO), who reports directly the CIO, has extensive cybersecurity knowledge and skills gained from over 15 years of work experience serving in security roles for the Company and a variety of financial service firms. Our CISO is responsible for understanding, managing, and communicating cybersecurity risk internally to our management, and works closely with Legal to oversee compliance with legal, regulatory, and contractual security requirements.

Our CISO heads the Information Security Team, which is responsible for implementing, monitoring, and maintaining cybersecurity and data protection practices across our business. The Information Security Team covers a wide range of cyber and information security responsibilities. Our CISO also receives reports on cybersecurity threats on an ongoing basis and regularly reviews risk management measures implemented by the Company to identify and mitigate cybersecurity risks. In addition to our internal capabilities, we also engage external consultants, legal counsel, or other third-party advisors to assist with assessing, identifying, and managing cybersecurity risks.

Risk Management and Strategy.

Cybersecurity risk management, which involves resource commitments and management attention, is overseen both as a critical component of our overall risk management program and as a standalone program. We have implemented a risk-based, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents.

Our cybersecurity program uses a layered strategy, relying on technology and human processes to safeguard our client's data at all layers. We embed controls within our business processes and technology development, starting with design and engineering and extending to operations. Our defense-in-depth strategy utilizes numerous layers of security controls, processes, and procedures across our information systems and networks, including but not limited to, vulnerability management, multi-factor authentication (MFA), identity access management (IAM), endpoint security, mobile security, application security, encryption, network security, web security, and event monitoring and logging. Aspects of our program undergo several independent third-party audits and reviews on a regular basis.

We maintain a written Information Security Policy, which establishes the foundational components of our cybersecurity program and our high-level security responsibilities over all technologies, facilities and data. When engaging service providers and third-party vendors, we perform due diligence to assess whether these providers have appropriate privacy and security controls, and we generally require these providers to implement appropriate protective measures, and to use confidential information solely for the purposes of performing their services.

Additionally, we have adopted a documented Incident Response Plan that applies in the event of a cybersecurity incident to provide a standardized framework for response. In general, our incident response process follows the NIST 800-61 framework and focuses on four phases: preparation; detection and analysis; containment, eradication and recovery; and post-incident remediation.

We have implemented a security training and awareness program for all Gartner employees and third-party contractors. Employees receive security training in connection with onboarding as well as annual awareness and training activities throughout their employment. Further, Gartner carries cybersecurity insurance covering the company and its subsidiaries.

Material Cybersecurity Risks, Threats & Incidents.

While we have not experienced any material cybersecurity threats or incidents, there can be no guarantee that we will not be the subject of future successful attacks, threats or incidents. Additional information on cybersecurity risks we face can be found in Part I, Item 1A "Risk Factors" of this Report under the heading **"Strategic and Operational Risks** – *We are exposed to risks related to cybersecurity,*" which should be read in conjunction with the foregoing information.

ITEM 2. PROPERTIES.

As of December 31, 2023, we leased approximately 15 domestic and 60 international office properties for our ongoing business operations. These offices, which exclude certain properties that we sublease to others, support our executive and administrative activities, research and consulting, sales, systems support, operations, and other functions. Our corporate office is based in Stamford, Connecticut. We also maintain an important presence in: Fort Myers, Florida; Arlington, Virginia; Egham, the United Kingdom; London, the United Kingdom; Gurgaon, India; Irving, Texas; and Barcelona, Spain. The Company does not own any real property.

Our Stamford corporate headquarters is comprised of leased office space in two buildings located on the same campus. Our lease for the Stamford headquarters facility expires in 2027 and contains three five-year renewal options at fair value.

In early 2022, we began to operate under a hybrid working environment, meaning that most of our employees have the option to work remotely at least some of the time for the foreseeable future. As a result, we believe our current real estate footprint is sufficient to support future growth.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in legal and administrative proceedings and litigation arising in the ordinary course of business. We believe that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on our financial position, cash flows or results of operations when resolved in a future period.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Stock Exchange under the symbol "IT". As of February 2, 2024, there were 923 holders of record of our common stock.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan information set forth in Part III, Item 12 of this Annual Report on Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

In May 2015, our Board of Directors (the "Board") authorized a share repurchase program to repurchase up to $1.2 billion of our common stock. The Board authorized incremental share repurchases of up to an additional $1.6 billion, $1.0 billion and $0.9 billion of the Company's common stock during 2021, 2022 and 2023, respectively. The Company adopted its Share Repurchase Plan with the goal of returning excess capital to shareholders in accordance with its capital allocation policy. The Company may repurchase its common stock from time-to-time in amounts, at prices and in the manner that the Company deems appropriate, subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may be made through open market purchases (which may include repurchase plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended), accelerated share repurchases, private transactions or other transactions and will be funded by cash on hand and borrowings. Repurchases may also be made from time-to-time in connection with the settlement of the Company's stock-based compensation awards. The table below summarizes the repurchases of our common stock during the three months ended December 31, 2023 pursuant to our share repurchase program and the settlement of stock-based compensation awards.

Period	Total Number of Shares Purchased (#)	Average Price Paid Per Share ($)	Total Number of Shares Purchased Under Announced Programs (#)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands)
October 1, 2023 to October 31, 2023 (1)	298,097	$ 338.40	297,247	$ 1,010,159
November 1, 2023 to November 30, 2023	107,493	370.36	65,148	987,098
December 1, 2023 to December 31, 2023	6,039	457.60	—	$ 987,098
Total for the quarter (2)	411,629	$ 348.49	362,395	

(1) On October 31, 2023, the Company's Board of Directors authorized incremental share repurchases of up to an additional $500.0 million of Gartner's common stock.

(2) The repurchased shares during the three months ended December 31, 2023 included purchases for both the settlement of stock-based compensation awards and open market purchases. All amounts presented are exclusive of the excise tax accrual.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of this Management's Discussion and Analysis ("MD&A") is to facilitate an understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner, Inc. Additionally, the MD&A conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 10-K. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. References to "Gartner," the "Company," "we," "our" and "us" in this MD&A are to Gartner, Inc. and its consolidated subsidiaries.

This MD&A provides an analysis of our consolidated financial results, segment results and cash flows for 2023 and 2022 under the headings "Results of Operations," "Segment Results" and "Liquidity and Capital Resources." For a similar detailed discussion comparing 2022 and 2021, refer to those headings under Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Annual Report on Form 10-K for the year ended December 31, 2022.

In addition to GAAP results, we provide foreign currency neutral dollar amounts and percentages for our revenues, certain expenses, contract values and other metrics. These foreign currency neutral dollar amounts and percentages eliminate the effects of exchange rate fluctuations and thus provide a more accurate and meaningful trend in the underlying data being measured. We calculate foreign currency neutral dollar amounts by converting the underlying amounts in local currency for different periods into U.S. dollars by applying the same foreign exchange rates to all periods presented.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions, projections or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," "plan," "anticipate," "estimate," "predict," "potential," "continue" or other words of similar meaning.

We operate in a very competitive and rapidly changing environment that involves numerous known and unknown risks and uncertainties, some of which are beyond our control. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future quarterly and annual revenues, operating income, results of operations and cash flows, as well as any forward-looking statement, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the Securities and Exchange Commission. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include, among others, the following: the impact of general economic conditions, including inflation (and related monetary policy by governments in response to inflation), on economic activity and our operations; changes in macroeconomic and market conditions and market volatility, including interest rates and the effect on the credit markets and access to capital; the impact of global economic and geopolitical conditions, including inflation, and recession; our ability to carry out our strategic initiatives and manage associated costs; our ability to recover potential claims under our event cancellation insurance; the timing of conferences and meetings, in particular our Gartner Symposium/Xpo series that normally occurs during the fourth quarter; our ability to achieve and effectively manage growth, including our ability to integrate our acquisitions and consummate and integrate future acquisitions; our ability to pay our debt obligations; our ability to maintain and expand our products and services; our ability to expand or retain our customer base; our ability to grow or sustain revenue from individual customers; our ability to attract and retain a professional staff of research analysts and consultants as well as experienced sales personnel upon whom we are dependent, especially in light of labor competition; our ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; our ability to successfully compete with existing competitors and potential new competitors; our ability to enforce and protect our intellectual property rights; our ability to keep pace with technological developments in artificial intelligence; additional risks associated with international operations, including foreign currency fluctuations; the impact on our business resulting from changes in international conditions, including those resulting from the conflict in the Middle East, the war in Ukraine and current and future sanctions imposed by governments or other authorities; the impact of restructuring and other charges on our businesses and operations; cybersecurity incidents; risks associated with the creditworthiness, budget cuts, and shutdown of governments and agencies; our ability to meet ESG commitments; the impact of changes in tax policy (including global minimum tax legislation) and heightened scrutiny from various taxing authorities globally; changes to laws and regulations; and other risks and uncertainties. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results. A description of the risk factors associated with our business is included under "Risk Factors" in Item 1A. of this Annual Report on Form 10-K, which is incorporated herein by reference.

Forward-looking statements are subject to risks, estimates and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those listed above or described under "Risk Factors" in Item 1A of this Annual Report on Form 10-K. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Forward-looking statements in this Annual Report on Form 10-K speak

only as of the date hereof, and forward-looking statements in documents attached that are incorporated by reference speak only as of the date of those documents. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

BUSINESS OVERVIEW

Gartner, Inc. (NYSE: IT) delivers actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities.

We are a trusted advisor and an objective resource for close to 15,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting, as described below.

- *Research* equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

- *Conferences* provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

- *Consulting* serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

Recent Event

In February 2023, we completed the sale of a non-core business, TalentNeuron, for approximately $161.1 million after considerations of post-close adjustments. TalentNeuron was included in the Company's Research segment. $161.1 million cash was received from the sale during the year ended December 31, 2023. We recognized a pre-tax gain of $135.4 million on the sale of TalentNeuron, which is included in Gain from sale of divested operation in the Consolidated Statement of Operations for the year ended December 31, 2023.

BUSINESS MEASUREMENTS

We believe that the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENT
Research	**Contract value** represents the dollar value attributable to all of our subscription-related contracts. It is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to the duration of the contract. Contract value primarily includes Research deliverables for which revenue is recognized on a ratable basis, as well as other deliverables (primarily Conferences tickets) for which revenue is recognized when the deliverable is utilized. Comparing contract value year-over-year not only measures the short-term growth of our business, but also signals the long-term health of our Research subscription business since it measures revenue that is highly likely to recur over a multi-year period. Our contract value consists of **Global Technology Sales** contract value**,** which includes sales to users and providers of technology, and **Global Business Sales** contract value**,** which includes sales to all other functional leaders. **Client retention rate** represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago. Client retention is calculated at an enterprise level, which represents a single company or customer. **Wallet retention rate** represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of our current clients, who were also clients a year ago, by the contract value from a year ago, excluding the impact of foreign currency exchange. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both. Wallet retention is calculated at an enterprise level, which represents a single company or customer.
Conferences	**Number of destination conferences** represents the total number of hosted virtual or in-person conferences completed during the period. Single day, local meetings are excluded. **Number of destination conferences attendees** represents the total number of people who attend virtual or in-person conferences. Single day, local meetings are excluded.
Consulting	**Consulting backlog** represents future revenue to be derived from in-process consulting and benchmark analytics engagements. **Utilization rate** represents a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

The fundamentals of our strategy include a focus on creating actionable insights for executive leaders and their teams, delivering innovative and highly differentiated product offerings, building a strong sales capability, providing world class client service with a focus on client engagement and retention, and continuously improving our operational effectiveness.

We had total revenues of $5.9 billion in 2023, an increase of 8% compared to 2022 on both a reported basis and excluding the foreign currency impact. Net income increased to $882.5 million in 2023 from $807.8 million in 2022 and diluted earnings per share was $11.08 in 2023 compared to $9.96 in 2022.

Research revenues increased to $4.9 billion in 2023, an increase of 6% compared to 2022 on both a reported basis and excluding the foreign currency impact. The Research gross contribution margin was 74% in both 2023 and 2022. Contract value was $4.8 billion at December 31, 2023, an increase of 8% compared to December 31, 2022 on a foreign currency neutral basis.

Conferences revenues increased to $505.2 million in 2023, an increase of 30% compared to 2022 on a reported basis and 29% excluding the foreign currency impact. The Conferences gross contribution margin was 50% and 54% in 2023 and 2022, respectively. We held 47 in-person conferences in 2023, and 25 in-person and 16 virtual conferences in 2022.

Consulting revenues increased to $514.7 million in 2023, an increase of 7% compared to 2022 on a reported basis and 8% excluding the foreign currency impact. The Consulting gross contribution margin was 35% and 39% in 2023 and 2022, respectively. Backlog was $162.1 million at December 31, 2023.

Cash provided by operating activities was $1.2 billion and $1.1 billion during 2023 and 2022, respectively. As of December 31, 2023, we had $1.3 billion of cash and cash equivalents and approximately $1.0 billion of available borrowing capacity on our revolving credit facility. During 2023, we repurchased 1.8 million shares of the Company's common stock for an aggregate purchase price of approximately $0.6 billion.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 — Business and Significant Accounting Policies in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our consolidated financial statements because their application requires complex and subjective management judgments and estimates. Specific risks for these critical accounting policies are also described below.

The preparation of our consolidated financial statements requires us to make estimates and assumptions about future events. We develop our estimates using both current and historical experience, as well as other factors, including the general economic environment and actions we may take in the future. We adjust such estimates when facts and circumstances dictate. However, our estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and, as such, they may ultimately differ materially from actual results. Ongoing changes in our estimates could be material and would be reflected in the Company's consolidated financial statements in future periods.

Our critical accounting policies and estimates are described below.

Revenue recognition — Our revenue by significant source is accounted for as follows:

- Research revenues are mainly derived from subscription contracts for research products. The related revenues are deferred and recognized ratably over the applicable contract term. Fees derived from assisting organizations in selecting the right business software for their needs are recognized when the leads are provided to vendors.

- Conferences revenues are deferred and recognized upon the completion of the related conference or meeting.

- Consulting revenues are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee contracts are recognized as we work to satisfy our performance obligations. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization engagements are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

The majority of our Research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are generally non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. It is our policy to record the amount of a subscription contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue because the contract represents a legally enforceable claim.

Note 1 — Business and Significant Accounting Policies and Note 9 — Revenue and Related Matters in the Notes to Consolidated Financial Statements provide additional information regarding our revenues.

Accounting for income taxes — We use the asset and liability method of accounting for income taxes. We estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense or benefit together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. When assessing the realizability of deferred tax assets, we consider if it is more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment, we consider the availability of loss carryforwards, projected reversals of deferred tax liabilities, projected future taxable income, and ongoing prudent and feasible tax planning strategies. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. Recognized tax positions are measured at the largest amount of benefit with greater than a 50% likelihood of being realized. We use estimates in determining the amount of unrecognized tax benefits associated with uncertain tax positions. Significant judgment is required in evaluating tax law and measuring the benefits likely to be realized. Uncertain tax positions are periodically re-evaluated and adjusted as more information about their ultimate realization becomes available.

Accounting for stock-based compensation — We account for stock-based compensation awards in accordance with FASB ASC Topics 505 and 718 and SEC Staff Accounting Bulletins No. 107 and No. 110. We recognize stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period. Note 10 — Stock-Based Compensation in the Notes to Consolidated Financial Statements provides additional information regarding stock-based compensation. Determining the appropriate fair value model and calculating the fair value of stock-based compensation awards requires the use of certain subjective assumptions, including the expected life of a stock-based compensation award and our common stock price volatility. In addition, determining the appropriate periodic stock-based compensation expense requires management to estimate the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair values of stock-based compensation awards and the related periodic expense represent management's best estimates, which involve inherent uncertainties and the application of judgment. As a result, if circumstances change and we deem it necessary in the future to modify the assumptions we made or to use different assumptions, or if the quantity and nature of our stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock-based compensation expense could be materially different from what has been recorded in the current period.

A change in any of the terms or conditions of stock-based compensation awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize any incremental compensation expense at the modification date or ratably over the requisite remaining service period, as appropriate. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

RESULTS OF OPERATIONS

Consolidated Results

The table below presents an analysis of selected line items and year-over-year changes in our Consolidated Statements of Operations for the years indicated (in thousands).

	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase (Decrease)	Percentage Increase (Decrease)
Total revenues	$ 5,906,956	$ 5,475,846	$ 431,110	8 %
Costs and expenses:				
Cost of services and product development	1,903,240	1,693,771	209,469	12
Selling, general and administrative	2,701,542	2,480,944	220,598	9
Depreciation	98,645	93,410	5,235	6
Amortization of intangibles	92,458	98,536	(6,078)	(6)
Acquisition and integration charges	9,587	9,079	508	6
Gain from sale of divested operation	(135,410)	—	(135,410)	nm
Operating income	1,236,894	1,100,106	136,788	12
Interest expense, net	(94,246)	(121,323)	(27,077)	(22)
Gain on event cancellation insurance claims	3,077	—	3,077	nm
Other income, net	1,404	48,412	(47,008)	(97)
Less: Provision for income taxes	264,663	219,396	45,267	21
Net income	$ 882,466	$ 807,799	$ 74,667	9 %

nm = not meaningful

Total revenues for 2023 were $5.9 billion, an increase of $431.1 million compared to 2022, or 8% on both a reported basis and excluding the foreign currency impact. The tables below present (i) revenues by geographic region (based on where the sale is fulfilled) and (ii) revenues by segment for the years indicated (in thousands).

Primary Geographic Market	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase	Percentage Increase
United States and Canada	$ 3,911,042	$ 3,619,382	$ 291,660	8 %
Europe, Middle East and Africa	1,332,070	1,234,659	97,411	8
Other International	663,844	621,805	42,039	7
Total revenues	$ 5,906,956	$ 5,475,846	$ 431,110	8 %

Segment	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase	Percentage Increase
Research	$ 4,887,046	$ 4,604,791	$ 282,255	6 %
Conferences	505,164	389,273	115,891	30
Consulting	514,746	481,782	32,964	7
Total revenues	$ 5,906,956	$ 5,475,846	$ 431,110	8 %

Refer to the section of this MD&A below entitled "Segment Results" for a discussion of revenues and results by segment.

Cost of services and product development was $1.9 billion in 2023, an increase of $209.5 million compared to 2022, or 12% on both a reported basis and excluding the foreign currency impact. The increase in Cost of services and product development was primarily due to increased compensation costs as a result of higher headcount, as well as increased conference related expenses, due to the return to in-person destination conferences, partially offset by decreased research program expenses. Cost of services and product development as a percent of revenues was 32% and 31% for 2023 and 2022, respectively.

Selling, general and administrative ("SG&A") expense was $2.7 billion in 2023, an increase of $220.6 million compared to 2022, or 9% on both a reported basis and excluding the foreign currency impact. The increase in SG&A during the year ended December 31, 2023, as compared to the prior fiscal year, was primarily due to higher personnel costs in the current year, including higher salary expense due to increased headcount. These increases were partially offset by a reduction in facilities expense, related to a reduction of our real estate footprint. We expect to continue to evaluate our real estate footprint globally. If we determine there is any additional excess property, there is no assurance that we will be able to sublease any such excess properties or that we will not incur costs in connection with such exit activities, which may be material. During 2023, we incurred charges associated with the impairment of right-of-use assets and other long-lived assets, related to certain office locations we no longer intend to use, of $20.4 million, compared to $54.0 million in 2022.

The number of quota-bearing sales associates in Global Technology Sales increased slightly to 3,641 and in Global Business Sales increased by 8% to 1,188, compared to December 31, 2022. On a combined basis, the total number of quota-bearing sales associates increased by 2% when compared to December 31, 2022. SG&A expense as a percent of revenues was 46% and 45% during 2023 and 2022, respectively.

Depreciation increased by 6% during 2023 compared to 2022. The increase for the year ended December 31, 2023 was primarily due to increased computer equipment and software additions in 2022 and 2023, partially offset by a reduction in leasehold improvements depreciation as a result of the impairment losses recorded during 2022 and 2023.

Amortization of intangibles decreased by 6% during 2023 compared to 2022 primarily due to intangible assets divested as part of the sale of our TalentNeuron business.

Acquisition and integration charges increased by $0.5 million during the year ended December 31, 2023, compared to the same period in 2022.

Gain from sale of divested operation was attributable to the sale of our TalentNeuron business in February 2023. We recognized a pre-tax gain of $135.4 million during the year ended December 31, 2023.

Operating income was $1.2 billion and $1.1 billion during 2023 and 2022, respectively. The increase in operating income was primarily due to the gain from sale of divested operation, as well as increased revenue, partially offset by an increase in cost of services and product development and selling, general and administrative expenses.

Interest expense, net decreased by $27.1 million during 2023 compared to 2022. The decrease in interest expense, net was primarily due to increased interest income, as well as lower interest expense due to the maturation of $700.0 million in fixed-for-floating interest rate swap contracts in March 2022, partially offset by higher interest expense on our term loan.

Gain on event cancellation insurance claims of $3.1 million during the year ended December 31, 2023 reflected proceeds related to the 2020 conference cancellation insurance claims.

Other income, net for the years presented herein included the net impact of foreign currency gains and losses from our hedging activities, as well as sales of certain state tax credits and the recognition of other tax incentives. During 2023 and 2022, Other income, net included a $3.9 million and a $52.3 million gain on de-designated interest rate swaps, respectively.

Provision for income taxes was $264.7 million and $219.4 million during 2023 and 2022, respectively, with an effective income tax rate of 23.1% and 21.4% for 2023 and 2022, respectively. The increase in the effective income tax rate in 2023 was primarily the result of changes in unrecognized tax benefits year over year. Note 12 — Income Taxes in the Notes to Consolidated Financial Statements provides additional information regarding the Company's income taxes.

Net income was $882.5 million and $807.8 million during 2023 and 2022, respectively. Additionally, our diluted net income per share increased by $1.12 in 2023 compared to 2022. The increase in net income during 2023 was primarily the result of the gain from sale of divested operations, as well as increased revenue and interest income, partially offset by increased operating expenses, a lower gain from de-designated interest rate swaps and higher income tax expense.

SEGMENT RESULTS

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income or loss excluding certain Cost of services and product development expenses, SG&A expenses,

Depreciation, Amortization of intangibles, and Acquisition and integration charges. Gross contribution margin is defined as gross contribution as a percent of revenues.

Reportable Segments

The sections below present the results of the Company's three business segments – Research, Conferences and Consulting, as described below.

Research

	The Year Ended December 31, 2023		The Year Ended December 31, 2022		Increase (Decrease)		Percentage Increase (Decrease)
Financial Measurements:							
Revenues (1)	$	4,887,046	$	4,604,791	$	282,255	6 %
Gross contribution (1)	$	3,600,143	$	3,414,574	$	185,569	5 %
Gross contribution margin		74 %		74 %	—	point	—
Business Measurements:							
Contract Value (1), (3)	$	4,838,600	$	4,490,700	$	347,900	8 %
Global Technology Sales (2):							
Contract value (1), (3)	$	3,747,600	$	3,524,000	$	223,600	6 %
Client retention		83 %		86 %	(3) points		—
Wallet retention		101 %		105 %	(4) points		—
Global Business Sales (2):							
Contract value (1), (3)	$	1,091,000	$	966,700	$	124,300	13 %
Client retention		87 %		89 %	(2) points		—
Wallet retention		107 %		112 %	(5) points		—

(1) Dollars in thousands.
(2) Global Technology Sales includes sales to users and providers of technology. Global Business Sales includes sales to all other functional leaders.
(3) Contract values are on a foreign exchange neutral basis. Contract values as of December 31, 2022 have been calculated using the same foreign currency rates as 2023.

Research revenues increased by $282.3 million during 2023 compared to 2022, or 6% on both a reported basis and excluding the foreign currency impact. The increase in revenues during 2023 was primarily due to strong Research contract value growth in 2022. The gross contribution margin was 74% in both 2023 and 2022, as the increase in revenue and decreased research program expenses were offset by an increase in personnel expenses to support future growth.

Contract value increased to $4.8 billion at December 31, 2023, or 8% compared to December 31, 2022 on a foreign currency neutral basis. All industry sectors grew at least high single-digit rates, other than technology and media. The fastest growth was in the public, energy and manufacturing sectors. Global Technology Sales ("GTS") contract value increased by 6% at December 31, 2023 when compared to December 31, 2022. The increase in GTS contract value was primarily due to new business from existing clients. GTS contract value increased by at least mid single-digits for the majority of enterprise sizes and sectors. Global Business Sales ("GBS") contract value increased by 13% year-over-year, also primarily driven by new business from existing clients. The majority of our GBS practices achieved double-digit growth rates, with the majority of enterprise sizes and sectors also growing double-digits year-over-year.

GTS client retention was 83% and 86% as of December 31, 2023 and 2022, respectively, while wallet retention was 101% and 105%, as of December 31, 2023 and 2022, respectively. GBS client retention was 87% and 89% as of December 31, 2023 and 2022, respectively, while wallet retention was 107% and 112% as of December 31, 2023 and 2022, respectively. The decrease in GTS and GBS wallet retention was largely due to lower levels of incremental spending by existing clients compared to the same period in 2022.

Conferences

	The Year Ended December 31, 2023		The Year Ended December 31, 2022		Increase (Decrease)		Percentage Increase (Decrease)
Financial Measurements:							
Revenues (1)	$	505,164	$	389,273	$	115,891	30 %
Gross contribution (1)	$	253,739	$	210,726	$	43,013	20 %
Gross contribution margin		50 %		54 %		(4) points	—
Business Measurements:							
Number of destination conferences (2)		47		41		6	15 %
Number of destination conferences attendees (2)		75,569		60,104		15,465	26 %

(1) Dollars in thousands.

(2) Includes both virtual and in-person conferences. Single day, local meetings are excluded.

Conferences revenues increased by $115.9 million during 2023 compared to 2022, or 30% on a reported basis and 29% excluding the foreign currency impact. We re-launched in-person destination conferences during the second quarter of 2022. We held 47 in-person destination conferences during the year ended December 31, 2023. We held 25 in-person conferences and 16 virtual conferences during the year ended December 31, 2022. The increase in revenues for the year ended December 31, 2023 was primarily due the increase in in-person destination conferences. The segment gross contribution margin was 50% and 54% in 2023 and 2022, respectively. The lower gross contribution margin during 2023 was also primarily due to the increase in in-person destination conferences.

Consulting

	As Of And For The Year Ended December 31, 2023		As Of And For The Year Ended December 31, 2022		Increase (Decrease)		Percentage Increase (Decrease)
Financial Measurements:							
Revenues (1)	$	514,746	$	481,782	$	32,964	7 %
Gross contribution (1)	$	181,501	$	189,834	$	(8,333)	(4)%
Gross contribution margin		35 %		39 %		(4) points	—
Business Measurements:							
Backlog (1), (2)	$	162,100	$	134,500	$	27,600	21 %
Average billable headcount		934		827		107	13 %
Consultant utilization		65 %		70 %		(5) points	—

(1) Dollars in thousands.

(2) Backlog is on a foreign currency neutral basis. Backlog as of December 31, 2022 has been calculated using the same foreign currency rates as 2023.

Consulting revenues increased 7% during 2023 compared to 2022 on a reported basis and 8% excluding the foreign currency impact. The increase in revenues on a reported basis was due to a 6% increase in labor-based consulting, and a 10% increase in contract optimization. Contract optimization revenue may vary significantly and, as such, 2023 revenues may not be indicative of future results. The segment gross contribution margin was 35% and 39% in 2023 and 2022, respectively. The decrease in gross contribution margin during 2023 was primarily due to increased personnel expense related to higher headcount, partially offset by the increase in revenue.

Backlog increased by $27.6 million, or 21%, from December 31, 2022 to December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations through cash generated from our operating activities and borrowings. Note 6 — Debt in the Notes to Consolidated Financial Statements provides additional information regarding the Company's outstanding debt obligations. At December 31, 2023, we had $1.3 billion of cash and cash equivalents and approximately $1.0 billion of available borrowing capacity on the revolving credit facility under our 2020 Credit Agreement. We believe that the Company has adequate liquidity and access to capital markets to meet its currently anticipated needs for both the next twelve months and the foreseeable future.

We have historically generated significant cash flows from our operating activities, benefiting from the favorable working capital dynamics of our subscription-based business model in our Research segment, which is our largest business segment and historically has constituted a significant portion of our total revenues. The majority of our Research customer contracts are paid in advance and, combined with a strong customer retention rate and high incremental margins, our subscription-based business model has resulted in continuously strong operating cash flow. Cash flow generation has also benefited from our ongoing efforts to improve the operating efficiencies of our businesses as well as a focus on the optimal management of our working capital as we increase sales.

Our cash and cash equivalents are held in numerous locations throughout the world with 55% held overseas at December 31, 2023. The Company intends to reinvest substantially all of its accumulated undistributed foreign earnings, except in instances where repatriation would result in minimal additional tax.

The table below summarizes the changes in the Company's cash balances for the years indicated (in thousands).

	Year Ended December 31,		Increase (Decrease)
	2023	2022	
Cash provided by operating activities	$ 1,155,737	$ 1,101,422	$ 54,315
Cash provided by (used in) investing activities	54,157	(117,558)	171,715
Cash used in financing activities	(588,881)	(1,027,442)	438,561
Net increase (decrease) in cash and cash equivalents and restricted cash	621,013	(43,578)	664,591
Effects of exchange rates	(13)	(18,425)	18,412
Beginning cash and cash equivalents and restricted cash	698,599	760,602	(62,003)
Ending cash and cash equivalents and restricted cash	$ 1,319,599	$ 698,599	$ 621,000

Operating

Cash provided by operating activities was $1.2 billion and $1.1 billion in 2023 and 2022, respectively. The year-over-year increase was primarily due to increased operating income, excluding the gain from sale of divested operation, and strong collections, partially offset by increased income tax payments, in part as a result of the gain from sale of divested operation in 2023.

Investing

Cash provided by (used in) investing activities was $54.2 million and $(117.6) million in 2023 and 2022, respectively. The increase from 2022 to 2023 was primarily the result of the proceeds received from the sale of our TalentNeuron business in February 2023.

Financing

Cash used in financing activities was $0.6 billion and $1.0 billion in 2023 and 2022, respectively. During the 2023 period, we used $0.6 billion of cash for share repurchases and paid a net $7.8 million in debt principal repayments. During the 2022 period, we used $1.0 billion for share repurchases and paid a net $5.9 million in debt principal repayments.

OBLIGATIONS AND COMMITMENTS

Debt

As of December 31, 2023, the Company had $2.5 billion of principal amount of debt outstanding. Note 6 — Debt in the Notes to Consolidated Financial Statements provides additional information regarding the Company's outstanding debt obligations. From time to time, the Company may seek to retire or repurchase its outstanding debt through various methods including open

market repurchases, negotiated block transactions, or otherwise, all or some of which may be effected through Rule 10b5-1 plans. Such transactions, if any, depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, and other factors, and may involve material amounts.

Off-Balance Sheet Arrangements

Through December 31, 2023, the Company has not entered into any material off-balance sheet arrangements or transactions with unconsolidated entities or other persons.

Contractual Cash Commitments

The table below summarizes the Company's future contractual cash commitments as of December 31, 2023 (in thousands).

Commitment Description	Due In Less Than 1 Year		Due In 2-3 Years		Due In 4-5 Years		Due In More Than 5 Years		Total	
Debt – principal, interest, and commitment fees (1)	$	100,181	$	457,317	$	979,341	$	1,471,355	$	3,008,194
Operating leases (2)		142,636		235,333		176,035		237,440		791,444
Deferred compensation arrangements (3)		8,893		17,261		14,345		81,209		121,708
Other (4)		34,121		114,129		155,395		49,002		352,647
Totals	$	285,831	$	824,040	$	1,325,116	$	1,839,006	$	4,273,993

(1) Principal repayments of the Company's debt obligations were classified in the above table based on the contractual repayment dates. Interest payments were based on the effective interest rates as of December 31, 2023. Commitment fees were based on unused balances and commitment rates as of December 31, 2023. Note 6 — Debt in the Notes to Consolidated Financial Statements provides information regarding the Company's debt obligations and interest rate swap contracts.

(2) The Company leases various facilities, automobiles, computer equipment and other assets under non-cancelable operating lease agreements expiring between 2024 and 2038. The total commitment excludes approximately $207.6 million of estimated future cash receipts from the Company's subleasing arrangements. Note 1 — Business and Significant Accounting Policies and Note 7 — Leases in the Notes to Consolidated Financial Statements provide additional information regarding the Company's leases.

(3) The Company has supplemental deferred compensation arrangements with certain of its employees. Amounts payable with known payment dates have been classified in the above table based on those scheduled payment dates. Amounts payable whose payment dates are unknown have been included in the Due In More Than 5 Years category because the Company cannot determine when the amounts will be paid. Note 15 — Employee Benefits in the Notes to Consolidated Financial Statements provides additional information regarding the Company's supplemental deferred compensation arrangements.

(4) Other includes: (i) contractual commitments (a) for software, telecom and other services and (b) to secure sites for our Conferences business; and (ii) projected cash contributions to the Company's defined benefit pension plans. Note 15 — Employee Benefits in the Notes to Consolidated Financial Statements provides additional information regarding the Company's defined benefit pension plans.

In addition to the contractual cash commitments included in the above table, the Company has other payables and liabilities that may be legally enforceable but are not considered contractual commitments. Information regarding the Company's payables and liabilities is included in Note 5 — Accounts Payable and Accrued and Other Liabilities and Note 12 — Income Taxes in the Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB has issued accounting standards that had not yet become effective as of December 31, 2023 and may impact the Company's consolidated financial statements or its disclosures in future periods. Note 1 — Business and Significant Accounting Policies in the Notes to Consolidated Financial Statements provides information regarding those accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

As of December 31, 2023, the Company had $2.5 billion in total debt principal outstanding. Note 6 — Debt in the Notes to Consolidated Financial Statements provides additional information regarding the Company's outstanding debt obligations.

Approximately $274.0 million of the Company's total debt outstanding as of December 31, 2023 was based on a floating base rate of interest, which potentially exposes the Company to increases in interest rates. However, we reduce our overall exposure to interest rate increases through our interest rate swap contract, which effectively converts the floating base interest rates on all of our variable rate borrowings to fixed rates.

FOREIGN CURRENCY RISK

A significant portion of our revenues are typically derived from sales outside of the United States. Among the major foreign currencies in which we conduct business are the Euro, the British Pound, the Japanese Yen, the Australian dollar and the Canadian dollar. The reporting currency of our Consolidated Financial Statements is the U.S. dollar. As the values of the foreign currencies in which we operate fluctuate over time relative to the U.S. dollar, the Company is exposed to both foreign currency translation and transaction risk.

Translation risk arises as our foreign currency assets and liabilities are translated into U.S. dollars because the functional currencies of our foreign operations are generally denominated in the local currency. Adjustments resulting from the translation of these assets and liabilities are deferred and recorded as a component of stockholders' equity. A measure of the potential impact of foreign currency translation can be determined through a sensitivity analysis of our cash and cash equivalents. At December 31, 2023, we had $1.3 billion of cash and cash equivalents, with a substantial portion denominated in foreign currencies. If the exchange rates of the foreign currencies we hold all changed in comparison to the U.S. dollar by 10%, the amount of cash and cash equivalents we would have reported on December 31, 2023 could have increased or decreased by approximately $79.3 million. The translation of our foreign currency revenues and expenses historically has not had a material impact on our consolidated earnings because movements in and among the major currencies in which we operate tend to impact our revenues and expenses fairly equally. However, our earnings could be impacted during periods of significant exchange rate volatility, or when some or all of the major currencies in which we operate move in the same direction against the U.S. dollar.

Transaction risk arises when we enter into a transaction that is denominated in a currency that may differ from the local functional currency. As these transactions are translated into the local functional currency, a gain or loss may result, which is recorded in current period earnings. We typically enter into foreign currency forward exchange contracts to mitigate the effects of some of this foreign currency transaction risk. Our outstanding foreign currency forward exchange contracts as of December 31, 2023 had an immaterial net unrealized gain.

CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, fees receivable, interest rate swap contracts and foreign currency forward exchange contracts. The majority of the Company's cash and cash equivalents, interest rate swap contracts and foreign currency forward exchange contracts are with large investment grade commercial banks. Fees receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our financial statements for 2023, 2022 and 2021, together with the reports of KPMG LLP, our independent registered public accounting firm, are included herein in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

We have established disclosure controls and procedures that are designed to ensure that the information we are required to disclose in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and such information is accumulated and communicated to our executive management team, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure.

Management conducted an evaluation, as of December 31, 2023, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective..

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2023, Gartner's internal control over financial reporting was effective. The effectiveness of management's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K in Part IV, Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

No director or Section 16 officer adopted or terminated a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5–1 trading arrangement during the three months ended December 31, 2023.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "The Board of Directors," "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Delinquent Section 16(a) Reports" (if necessary) and "Proxy and Voting Information — Available Information" in the Company's 2024 Proxy Statement. See also Item 1. Business — Available Information.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "Compensation Discussion & Analysis," "Compensation Tables and Narrative Disclosures," "Compensation Committee Report," "The Board of Directors - Compensation of Directors," "The Board of Directors - Director Compensation Table," "Corporate Governance - Risk Oversight - Risk Assessment of Compensation Policies and Practices," and "Corporate Governance - Compensation Committee" in the Company's 2024 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "Compensation Tables and Narrative Disclosures — Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2024 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's 2024 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Proposal Three: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's 2024 Proxy Statement.

PART IV

ITEM **15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.**

(a) 1. and 2. Financial Statements and Schedules

The reports of our independent registered public accounting firm and financial statements listed in the Index to Consolidated Financial Statements herein are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1(1)	Restated Certificate of Incorporation of the Company.
3.2(2)	By-laws of Gartner, Inc. (as amended through April 29, 2021).
4.1(3)	Indenture (including form of Notes), dated as of June 22, 2020, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as a trustee, relating to the $800,000,000 aggregate principal amount of 4.500% Senior Notes due 2028.
4.2(4)	Indenture (including form of Notes), dated as of September 28, 2020, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as a trustee, relating to the $800,000,000 aggregate principal amount of 3.750% Senior Notes due 2030.
4.3(4)	Amended and Restated Credit Agreement, dated as of September 28, 2020, among Gartner, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.
4.4(4)	Amended and Restated Guarantee and Collateral Agreement, dated as of September 28, 2020, among Gartner, Inc. each subsidiary guarantor party thereto and JPMorgan Chase Bank, N.A.
4.5(5)	Indenture (including form of Notes), dated as of June 18, 2021, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as a trustee, relating to the $600,000,000 aggregate principal amount of 3.625% Senior Notes due 2029.
4.6(6)+	Description of Gartner, Inc.'s Common Stock.
10.1(7)+	2011 Employee Stock Purchase Plan, as amended and restated, as of September 1, 2021.
10.2(12)+	Long-Term Incentive Plan, June 1, 2023 Amendment and Restatement.
10.3(8)+	Second Amended and Restated Employment Agreement between Eugene A. Hall and the Company dated as of February 14, 2019.
10.4(2)+	Amendment to Employment Agreement between Eugene A. Hall and the Company dated as of April 29, 2021.
10.5(9)+	Company Deferred Compensation Plan, effective January 1, 2009.
10.6(10)+	Form of 2021 Stock Appreciation Right Agreement for executive officers.
10.7(10)+	Form of 2021 Performance Stock Unit Agreement for executive officers.
10.8(6)+	Form of 2022 Stock Appreciation Right Agreement for executive officers.
10.9(6)+	Form of 2022 Performance Stock Unit Agreement for executive officers.
10.10(13)+	Form of 2023 Stock Appreciation Right Agreement for executive officers.
10.11(13)+	Form of 2023 Performance Stock Unit Agreement for executive officers.
10.12+*	Form of 2024 Stock Appreciation Right Agreement for executive officers.
10.13+*	Form of 2024 Performance Stock Unit Agreement for executive officers.
10.14+*	Form of 2024 Restricted Stock Unit Agreement for executive officers.
10.15(11)+	Form of Restricted Stock Unit Agreement for non-employee directors.

10.16+*	Enhanced Executive Rewards Policy.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
97+*	Gartner, Inc. Compensation Recoupment (Clawback) Policy.
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
104*	Cover Page Interactive Data File, formatted in Inline XBRL (included as Exhibit 101).

*   Filed with this document.

\+   Management compensation plan or arrangement.

(1)   Incorporated by reference from the Company's Current Report on Form 8-K filed on July 6, 2005.

(2)   Incorporated by reference from the Company's Current Report on Form 8-K filed on May 5, 2021.

(3)   Incorporated by reference from the Company's Current Report on Form 8-K filed on June 23, 2020.

(4)   Incorporated by reference from the Company's Current Report on Form 8-K filed on September 28, 2020.

(5)   Incorporated by reference from the Company's Current Report on Form 8-K filed on June 21, 2021.

(6)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 23, 2022.

(7)   Incorporated by reference from the Company's Proxy Statement (Schedule 14A) filed on April 19, 2021.

(8)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 22, 2019.

(9)   Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 20, 2009.

(10) Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 24, 2021.

(11) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 1, 2018.

(12) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) filed on April 17, 2023.

(13) Incorporated by reference from the Company's Annual Report on Form 10-K filed on February 16, 2023.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the Consolidated Financial Statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gartner, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gartner, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Unrecognized tax benefits

As discussed in Note 1 to the consolidated financial statements, the Company recognizes the tax benefit from an uncertain tax position when it believes such position is more likely than not of being sustained if challenged. As of December 31, 2023, the Company has recorded gross unrecognized tax benefits of $148.4 million. Recognized tax positions are measured at the largest amount of benefit with greater than a 50 percent likelihood of being realized. The Company uses estimates and assumptions in determining the amount of unrecognized tax benefits.

We identified the assessment of unrecognized tax benefits related to transfer pricing as a critical audit matter. Complex auditor judgment was required in evaluating the Company's interpretation of tax law and its estimate of the ultimate resolution of its tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's unrecognized tax benefits process, including transfer pricing. We involved tax and transfer pricing professionals with specialized skills and knowledge, who assisted in assessing unrecognized tax benefits by:

- evaluating the Company's interpretation of tax laws and income tax consequences of intercompany transactions

- assessing transfer pricing practices for compliance with relevant tax laws and regulations

- analyzing the Company's tax positions and determination of unrecognized tax benefits, including the associated effect in other jurisdictions

In addition, we evaluated the Company's ability to estimate its unrecognized tax benefits by comparing historical unrecognized tax benefits to actual results upon conclusion of examinations by applicable taxing authorities.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

New York, New York
February 15, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gartner, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Gartner, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 15, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 15, 2024

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,318,999	$ 697,999
Fees receivable, net of allowances of $9,000 for both periods	1,601,228	1,556,786
Deferred commissions	380,479	363,079
Prepaid expenses and other current assets	127,180	119,207
Assets held-for-sale	—	49,036
Total current assets	3,427,886	2,786,107
Property, equipment and leasehold improvements, net	262,718	264,581
Operating lease right-of-use assets	366,809	436,592
Goodwill	2,937,260	2,930,211
Intangible assets, net	501,958	584,714
Other assets	339,288	297,531
Total Assets	$ 7,835,919	$ 7,299,736
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,127,604	$ 1,115,198
Deferred revenues	2,640,515	2,443,762
Current portion of long-term debt	9,600	7,800
Liabilities held-for-sale	—	30,840
Total current liabilities	3,777,719	3,597,600
Long-term debt, net of deferred financing fees	2,448,696	2,453,607
Operating lease liabilities	513,406	597,267
Other liabilities	415,464	423,464
Total Liabilities	7,155,285	7,071,938
Stockholders' Equity:		
Preferred stock:		
$0.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$0.0005 par value, 250,000,000 shares authorized; 163,602,067 shares issued for both periods	82	82
Additional paid-in capital	2,320,289	2,179,604
Accumulated other comprehensive loss, net	(76,331)	(101,610)
Accumulated earnings	4,739,292	3,856,826
Treasury stock, at cost, 85,264,526 and 84,428,513 common shares, respectively	(6,302,698)	(5,707,104)
Total Stockholders' Equity	680,634	227,798
Total Liabilities and Stockholders' Equity	$ 7,835,919	$ 7,299,736

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Research	$ 4,887,046	$ 4,604,791	$ 4,101,392
Conferences	505,164	389,273	214,449
Consulting	514,746	481,782	418,121
Total revenues	5,906,956	5,475,846	4,733,962
Costs and expenses:			
Cost of services and product development	1,903,240	1,693,771	1,444,093
Selling, general and administrative	2,701,542	2,480,944	2,155,658
Depreciation	98,645	93,410	102,802
Amortization of intangibles	92,458	98,536	109,603
Acquisition and integration charges	9,587	9,079	6,055
Gain from sale of divested operation	(135,410)	—	—
Total costs and expenses	4,670,062	4,375,740	3,818,211
Operating income	1,236,894	1,100,106	915,751
Interest income	38,526	4,880	1,893
Interest expense	(132,772)	(126,203)	(118,513)
Gain on event cancellation insurance claims	3,077	—	152,310
Other income, net	1,404	48,412	18,429
Income before income taxes	1,147,129	1,027,195	969,870
Provision for income taxes	264,663	219,396	176,310
Net income	$ 882,466	$ 807,799	$ 793,560
Net income per share:			
Basic	$ 11.17	$ 10.08	$ 9.33
Diluted	$ 11.08	$ 9.96	$ 9.21
Weighted average shares outstanding:			
Basic	79,004	80,178	85,026
Diluted	79,680	81,067	86,177

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS)

	Year Ended December 31,					
		2023		2022		2021
Net income	$	882,466	$	807,799	$	793,560
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		11,677		(39,679)		(6,621)
Interest rate swaps - net change in deferred gain or loss		15,086		17,075		21,781
Pension plans - net change in deferred actuarial gain or loss		(1,484)		2,425		2,637
Other comprehensive income (loss), net of tax		25,279		(20,179)		17,797
Comprehensive income	$	907,745	$	787,620	$	811,357

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss, Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2020	$ 82	$1,968,930	$ (99,228)	$ 2,255,467	$ (3,034,823)	$ 1,090,428
Net income	—	—	—	793,560	—	793,560
Other comprehensive income	—	—	17,797	—	—	17,797
Issuances under stock plans	—	7,396	—	—	10,854	18,250
Common share repurchases	—	—	—	—	(1,647,547)	(1,647,547)
Stock-based compensation expense	—	98,570	—	—	—	98,570
Balance at December 31, 2021	82	2,074,896	(81,431)	3,049,027	(4,671,516)	371,058
Net income	—	—	—	807,799	—	807,799
Other comprehensive loss	—	—	(20,179)	—	—	(20,179)
Issuances under stock plans	—	14,142	—	—	8,154	22,296
Common share repurchases	—	—	—	—	(1,043,742)	(1,043,742)
Stock-based compensation expense	—	90,566	—	—	—	90,566
Balance at December 31, 2022	82	2,179,604	(101,610)	3,856,826	(5,707,104)	227,798
Net income	—	—	—	882,466	—	882,466
Other comprehensive income	—	—	25,279	—	—	25,279
Issuances under stock plans	—	10,844	—	—	14,368	25,212
Common share repurchases (including excise tax)	—	—	—	—	(609,962)	(609,962)
Stock-based compensation expense	—	129,841	—	—	—	129,841
Balance at December 31, 2023	$ 82	$2,320,289	$ (76,331)	$ 4,739,292	$ (6,302,698)	$ 680,634

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2023	2022	2021
Operating activities:			
Net income	$ 882,466	$ 807,799	$ 793,560
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	191,103	191,946	212,405
Stock-based compensation expense	129,841	90,566	98,570
Deferred taxes	(64,173)	(30,702)	(41,567)
Gain from sale of divested operation	(135,410)	—	—
Loss on impairment of lease related assets, net	20,368	53,970	49,537
Reduction in the carrying amount of operating lease right-of-use assets	70,207	70,086	75,125
Amortization and write-off of deferred financing fees	4,689	4,574	4,162
Gain on de-designated swaps	(3,925)	(52,308)	(20,204)
Changes in assets and liabilities, net of acquisitions and divestitures:			
Fees receivable, net	(24,662)	(240,696)	(145,346)
Deferred commissions	(13,716)	5,574	(124,874)
Prepaid expenses and other current assets	(7,893)	(3,039)	(15,913)
Other assets	(34,528)	8,440	(18,287)
Deferred revenues	169,917	297,124	324,059
Accounts payable and accrued and other liabilities	(28,547)	(101,912)	121,243
Cash provided by operating activities	1,155,737	1,101,422	1,312,470
Investing activities:			
Additions to property, equipment and leasehold improvements	(103,124)	(108,050)	(59,834)
Acquisitions - cash paid (net of cash acquired)	(3,800)	(9,508)	(22,939)
Proceeds from sale of divested operation	161,081	—	—
Other	—	—	2,306
Cash provided by (used in) investing activities	54,157	(117,558)	(80,467)
Financing activities:			
Proceeds from employee stock purchase plan	25,107	22,231	18,173
Proceeds from borrowings	—	—	600,000
Payments for deferred financing fees	—	—	(7,320)
Payments on revolving credit facility	—	—	(5,000)
Payments on borrowings	(7,800)	(5,931)	(107,915)
Purchases of treasury stock	(606,188)	(1,043,742)	(1,655,547)
Cash used in financing activities	(588,881)	(1,027,442)	(1,157,609)
Net increase (decrease) in cash and cash equivalents and restricted cash	621,013	(43,578)	74,394
Effects of exchange rates on cash and cash equivalents and restricted cash	(13)	(18,425)	(26,375)
Cash and cash equivalents and restricted cash, beginning of year	698,599	760,602	712,583
Cash and cash equivalents and restricted cash, end of year	$ 1,319,599	$ 698,599	$ 760,602
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 119,038	$ 112,825	$ 101,885
Income taxes, net of refunds received	$ 306,682	$ 174,802	$ 253,379

See Notes to Consolidated Financial Statements.

GARTNER, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business and Significant Accounting Policies

Business. Gartner, Inc. (NYSE: IT) delivers actionable, objective insight that drives smarter decisions and stronger performance on an organization's mission-critical priorities.

We are a trusted advisor and an objective resource for nearly 15,000 enterprises in approximately 90 countries and territories — across all major functions, in every industry and enterprise size.

Segments. Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting. Note 9 — Revenue and Related Matters and Note 16 — Segment Information describe the products and services offered by each of our segments and provide additional financial information for those segments.

Basis of presentation. The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), as defined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), for financial information and with the applicable instructions of U.S. Securities and Exchange Commission ("SEC") Regulation S-X.

The fiscal year of Gartner is the twelve-month period from January 1 through December 31. All references to 2023, 2022 and 2021 herein refer to the fiscal year unless otherwise indicated. When used in these notes, the terms "Gartner," the "Company," "we," "us" or "our" refer to Gartner, Inc. and its consolidated subsidiaries.

Principles of consolidation. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of the accompanying Consolidated Financial Statements requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of fees receivable, goodwill, intangible assets and other long-lived assets, as well as tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense or benefit, performance-based compensation charges, depreciation and amortization. Management believes its use of estimates in the accompanying Consolidated Financial Statements to be reasonable.

Management continually evaluates and revises its estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. Management adjusts these estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management's best judgment at a point in time. As a result, differences between our estimates and actual results could be material and would be reflected in the Company's Consolidated Financial Statements in future periods.

Business acquisitions. The Company accounts for business acquisitions in accordance with the acquisition method of accounting as prescribed by FASB ASC Topic 805, *Business Combinations*. The acquisition method of accounting requires the Company to record the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with certain exceptions. Any excess of the consideration transferred over the estimated fair value of the net assets acquired, including identifiable intangible assets, is recorded as goodwill. Under the acquisition method, the operating results of acquired companies are included in the Company's Consolidated Financial Statements beginning on the date of acquisition. The Company completed business acquisitions in both 2022 and 2021. Note 2 — Acquisitions and Divestiture provides additional information regarding those business acquisitions.

The determination of the fair values of intangible and other assets acquired in an acquisition requires management judgment and the consideration of a number of factors, including the historical financial performance of acquired businesses and their projected future performance, and estimates surrounding customer turnover, as well as assumptions regarding the level of competition and the costs necessary to reproduce certain assets. Establishing the useful lives of intangible assets also requires management judgment and the evaluation of a number of factors, including the expected use of an asset, historical client retention rates, consumer awareness and trade name history, as well as any contractual provisions that could limit or extend an asset's useful life.

Charges that are directly related to the Company's acquisitions and divestitures are expensed as incurred and classified as Acquisition and integration charges in the Consolidated Statements of Operations. Note 2 — Acquisitions and Divestiture provides additional information regarding the Company's Acquisition and integration charges.

Revenue recognition. The Company's revenue by significant source is accounted for as follows:

- Research revenues are mainly derived from subscription contracts for research products. The related revenues are deferred and recognized ratably over the applicable contract term. Fees derived from assisting organizations in selecting the right business software for their needs are recognized when the leads are provided to vendors.

- Conferences revenues are deferred and recognized upon the completion of the related conference or meeting.

- Consulting revenues are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee contracts are recognized as the Company works to satisfy its performance obligations. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization engagements are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

The majority of the Company's Research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are generally non-cancellable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. It is the Company's policy to record the amount of a subscription contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue because the contract represents a legally enforceable claim.

Note 9 — Revenue and Related Matters provides additional information regarding the Company's business and revenues.

Allowance for losses. The Company estimates uncollectible amounts on its fees receivable using a historical loss rate method.

Cost of services and product development ("COS"*).* COS expense includes the direct costs incurred in the creation and delivery of the Company's products and services. These costs primarily relate to personnel.

Selling, general and administrative ("SG&A"*).* SG&A expense includes direct and indirect selling costs, general and administrative costs, facility costs and bad debt expense.

Commission expense. The Company records deferred commissions upon signing a customer contract and amortizes the deferred amount over a period that aligns with the transfer to the customer of the services to which the commissions relate. Note 9 — Revenue and Related Matters provides additional information regarding deferred commissions and the amortization of such costs.

Stock-based compensation expense. The Company accounts for stock-based compensation awards in accordance with FASB ASC Topics 505 and 718 and SEC Staff Accounting Bulletins No. 107 and No. 110. Stock-based compensation expense for equity awards is based on the fair value of the award on the date of grant. The Company recognizes stock-based compensation expense over the period that the related service is performed, which is generally the same as the vesting period of the underlying award. Forfeitures are recognized as they occur. A change in any of the terms or conditions of stock-based compensation awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes any incremental compensation expense at the modification date or ratably over the requisite remaining service period, as appropriate. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. Note 10 — Stock-Based Compensation provides additional information regarding the Company's stock-based compensation activity.

Income taxes. The Company uses the asset and liability method of accounting for income taxes. The Company estimates its income taxes in each of the jurisdictions where it operates. This process involves estimating the Company's current tax expense or benefit together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheets. When assessing the realizability of deferred tax assets, the Company considers if it is more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment, the Company considers the availability of loss carryforwards, projected reversals of deferred tax liabilities, projected future taxable income, and ongoing prudent and feasible

tax planning strategies. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. Recognized tax positions are measured at the largest amount of benefit with greater than a 50% likelihood of being realized. The Company uses estimates in determining the amount of unrecognized tax benefits associated with uncertain tax positions. Significant judgment is required in evaluating tax law and measuring the benefits likely to be realized. Uncertain tax positions are periodically re-evaluated and adjusted as more information about their ultimate realization becomes available. Note 12 — Income Taxes provides additional information regarding the Company's income taxes.

Cash and cash equivalents and restricted cash. Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less, which are considered to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term maturity of such instruments. Investments with maturities of more than three months are classified as marketable securities. Interest earned is recorded in Interest income in the Consolidated Statements of Operations.

U.S. GAAP requires that amounts generally described as restricted cash and restricted cash equivalents be presented with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on an entity's statement of cash flows. Below is a table presenting the beginning-of-period and end-of-period cash amounts from the Company's Consolidated Balance Sheets and the total cash amounts presented in the Consolidated Statements of Cash Flows (in thousands).

	December 31,			
	2023	2022	2021	2020
Cash and cash equivalents	$ 1,318,999	$ 697,999	$ 756,493	$ 712,583
Restricted cash classified in (1):				
Prepaid expenses and other current assets	600	—	4,109	—
Other assets	—	600	—	—
Cash and cash equivalents and restricted cash per the Consolidated Statements of Cash Flows	$ 1,319,599	$ 698,599	$ 760,602	$ 712,583

(1) Restricted cash consists of escrow accounts established in connection with certain of the Company's business acquisitions. Generally, such cash is restricted to use due to provisions contained in the underlying acquisition agreement. The Company will disburse the restricted cash to the sellers of the businesses upon satisfaction of any contingencies described in such agreements (e.g., potential indemnification claims, etc.).

Leases. ASC 842 requires accounting for leases under a right-of-use model whereby a lessee must record a right-of-use asset and a related lease liability on its balance sheet for most of its leases. Under ASC 842, leases are classified as either operating or finance arrangements, with such classification affecting the pattern of expense recognition in an entity's income statement. For operating leases, ASC 842 requires recognition in an entity's income statement of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. During the years ended December 31, 2023, 2022 and 2021, as a result and in consideration of the changing nature of the Company's use of office space for its workforce and the transitioning to a hybrid work environment, the Company evaluated its existing real estate lease portfolio. As a result of the evaluation, the Company recognized impairment losses of $20.4 million, $54.0 million, and $49.5 million during the years ended December 31, 2023, 2022 and 2021, respectively. Note 7 — Leases provides additional information regarding the Company's leases.

Property, equipment and leasehold improvements. Equipment, leasehold improvements and other fixed assets owned by the Company are recorded at cost less accumulated depreciation and amortization. Fixed assets, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful life of the underlying asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the improvement or the remaining term of the related lease. Depreciation and amortization expense for fixed assets was $98.6 million, $93.4 million and $102.8 million in 2023, 2022 and 2021, respectively. Property, equipment and leasehold improvements, net are presented in the table below (in thousands).

Category	Useful Life (Years)	December 31, 2023	December 31, 2022
Computer equipment and software	2 - 7	$ 320,136	$ 258,843
Furniture and equipment	3 - 8	83,551	89,559
Leasehold improvements	2 - 15	213,205	220,509
Total cost		616,892	568,911
Less — accumulated depreciation and amortization		(354,174)	(304,330)
Property, equipment and leasehold improvements, net		$ 262,718	$ 264,581

The Company incurs costs to develop internal-use software used in its operations. Certain of those costs that meet the criteria in FASB ASC Topic 350, *Intangibles - Goodwill and Other* are capitalized and amortized over future periods. Net capitalized internal-use software development costs were $105.2 million and $84.0 million at December 31, 2023 and 2022, respectively, and are included in Computer equipment and software in the table above. Amortization expense for capitalized internal-use software development costs, which is included with Depreciation in the Consolidated Statements of Operations, totaled $47.8 million, $39.6 million and $34.6 million in 2023, 2022 and 2021, respectively.

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair values of the tangible and identifiable intangible net assets acquired. Evaluations of the recoverability of goodwill are performed in accordance with FASB ASC Topic 350, which requires an annual assessment of potential goodwill impairment at the reporting unit level and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

When performing the annual assessment of the recoverability of goodwill, the Company initially performs a qualitative analysis evaluating whether any events or circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of any of the Company's reporting units is less than the related carrying amount. If the Company does not believe that it is more likely than not that the fair value of any of the Company's reporting units is less than the related carrying amount, then no quantitative impairment test is performed. However, if the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its respective carrying amount, then the Company performs a quantitative impairment test. Evaluating the recoverability of goodwill requires judgments and assumptions regarding future trends and events. As a result, both the precision and reliability of management estimates are subject to uncertainty.

The Company's most recent annual impairment test of goodwill was a qualitative analysis conducted during the quarter ended September 30, 2023 that indicated no impairment. Subsequent to completing the 2023 annual impairment test, no events or changes in circumstances were noted that required an interim goodwill impairment test. Note 3 — Goodwill and Intangible Assets provides additional information regarding the Company's goodwill.

Finite-lived intangible assets. The Company has finite-lived intangible assets that are amortized using the straight-line method over the expected useful life of the underlying asset. Note 3 — Goodwill and Intangible Assets provides additional information regarding the Company's finite-lived intangible assets.

Impairment of long-lived assets. The Company's long-lived assets primarily consist of intangible assets other than goodwill, right-of-use assets and property, equipment and leasehold improvements. The Company reviews its long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable. Such evaluation may be based on a number of factors, including current and projected operating results and cash flows, and changes in management's strategic direction as well as external economic and market factors. The Company evaluates the recoverability of assets and asset groups by determining whether their carrying values can be recovered through undiscounted future operating cash flows. If events or circumstances indicate that the carrying values might not be recoverable based on undiscounted future operating cash flows, an impairment loss may be recognized. The amount of impairment is measured based on the difference between the projected discounted future operating cash flows, using a discount rate reflecting the Company's average cost of funds, and the carrying value of the asset or asset group.

Debt. The Company presents amounts borrowed in the Consolidated Balance Sheets, net of deferred financing fees. Interest accrued on amounts borrowed is recorded as Interest expense in the Consolidated Statements of Operations. Note 6 — Debt provides additional information regarding the Company's debt arrangements.

Foreign currency exposure. The functional currency of the Company's foreign subsidiaries is typically the local currency. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates throughout the year. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated other comprehensive loss, net within Stockholders' Equity on the Consolidated Balance Sheets.

Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are recognized in results of operations as part of Other income, net in the Consolidated Statements of Operations. The Company had net currency transaction (losses) / gains of $(6.0) million, $25.6 million and $(3.7) million in 2023, 2022 and 2021, respectively. The Company enters into foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on certain transactions. Those contracts generally have short durations and are recorded at fair value with both realized and unrealized gains and losses recorded in Other income, net. The net gain / (loss) from foreign currency forward exchange contracts was $1.9 million, $(31.9) million and $(1.4) million in 2023, 2022 and 2021, respectively. Note 13 — Derivatives and Hedging provides additional information regarding the Company's foreign currency forward exchange contracts.

Fair value disclosures. The Company has a limited number of assets and liabilities that are adjusted to fair value at each balance sheet date. The Company's required fair value disclosures are provided at Note 14 — Fair Value Disclosures.

Concentrations of credit risk. Assets that may subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, fees receivable, contract assets, interest rate swaps and a pension reinsurance asset. The majority of the Company's cash equivalent investments and its interest rate swap contracts are with investment grade commercial banks. Fees receivable and contract asset balances deemed to be collectible from customers have limited concentration of credit risk due to the Company's diverse customer base and geographic dispersion. The Company's pension reinsurance asset (see Note 15 — Employee Benefits) is maintained with a large international insurance company that was rated investment grade as of December 31, 2023 and 2022.

Stock repurchase programs. The Company records the cost to repurchase shares of its own common stock as treasury stock. Shares repurchased by the Company are added to treasury shares and are not retired. Note 8 — Stockholders' Equity provides additional information regarding the Company's common stock repurchase activity.

Gain on event cancellation insurance claims. During the years ended December 31, 2023 and 2021, the Company received $3.1 million and $166.9 million, respectively, of proceeds related to 2020 event cancellation insurance claims and recorded pre-tax gains of $3.1 million and $152.3 million, respectively. The Company does not record any gain on insurance claims in excess of expenses incurred until the receipt of the insurance proceeds is deemed to be realizable.

Adoption of new accounting standards. The Company adopted the accounting standard described below during 2023.

Reference Rate Reform — In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform—Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU No. 2020-04"). ASU No. 2020-04 provides that an entity can elect not to apply certain required modification accounting in U.S. GAAP to contracts where all changes to the critical terms relate to reference rate reform (e.g., the expected discontinuance of LIBOR and the transition to an alternative reference interest rate, etc.). In addition, the rule provides optional expedients and exceptions that enable entities to continue to apply hedge accounting for hedging relationships where one or more of the critical terms change due to reference rate reform. The rule became effective for all entities as of March 12, 2020 and, after the issuance of ASU 2022-06, will generally no longer be available to apply after December 31, 2024. During 2023, the Company adopted the practical expedient provided under ASU 2020-04 related to its debt and interest rate swap arrangements and as such, the amendments in the second quarter of 2023 are treated as a continuation of the existing agreements and no gain or loss on the modification was recorded.

Accounting standards issued but not yet adopted. The FASB has issued an accounting standard that has not yet become effective as of December 31, 2023 and may impact the Company's Consolidated Financial Statements or related disclosures in future periods. The standard and its potential impact are discussed below.

Income Taxes— In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU No. 2023-09"). The amendments in this ASU are expected to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires entities to enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Companies will need to disaggregate the disclosure of income taxes paid (net of refunds received) by federal, state, and foreign taxes on an annual basis. Additionally, on an annual basis, companies would disclose income taxes paid disaggregated by individual jurisdiction using a quantitative threshold of 5% of total income taxes paid.

Public business entities would also be required to provide, on an annual basis, rate reconciliation information by specific categories, including state and local income tax, the effect of cross-border tax laws, foreign tax effects, changes in prior year unrecognized tax benefits, and tax credits, among others. Additionally, some categories would then require disaggregation based on a quantitative threshold of 5%. The foreign tax effect category requires disaggregation by both jurisdiction and nature. The ASU also requires additional qualitative disclosures. All public entities will be required to report income tax information in accordance with the new guidance starting in annual periods beginning after December 15, 2024. The Company expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows, and financial condition.

Segment Reporting— In November 2023, the FASB issued ASU 2023-07, *Segment Reporting: Improvements in Reportable Segment Disclosures* ("ASU No. 2023-07"). The amendments in the ASU are expected to improve disclosures about a public entity's reportable segments and addresses requests from investors and other allocators or capital for additional, more detailed information about a reportable segment's expenses. ASU 2023-07 requires public companies to disclose, on an annual and interim basis, significant expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit and loss. The amendments in the ASU require that a public company provide all annual disclosures about a reportable segment's profit or loss and assets currently required under ASC 280 in interim periods. The amendments in the ASU also require that a public entity disclose, on an annual and interim basis, and amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. The amendments in the ASU, among other items, also requires that a public company disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU applies to all public entities that are required to report segment information in accordance with Topic 280. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023. The Company expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows, and financial condition.

Note 2 — Acquisitions and Divestiture

Acquisitions

Year Ended December 31, 2023

In September 2023, the Company acquired 100% of a formerly independent sales agent of Gartner research products in the Czech Republic for an aggregate purchase price of $7.9 million, including cash acquired and deferred consideration. The allocation of the purchase price is preliminary with respect to certain tax matters.

Year Ended December 31, 2022

In October 2022, the Company acquired 100% of the outstanding capital stock of UpCity, Inc. ("UpCity"), a privately-held company based in Chicago, Illinois, for an aggregate purchase price of $6.4 million. UpCity's online marketplace helps small businesses by connecting them to ratings and reviews of more than 50,000 B2B service providers.

Year Ended December 31, 2021

In June 2021, the Company acquired 100% of the outstanding capital stock of Pulse Q&A Inc. ("Pulse"), a privately-held company based in San Francisco, California, for an aggregate purchase price of $29.9 million. Pulse is a technology-enabled community platform.

During 2021, the Company paid $22.9 million in cash for Pulse after considering the cash acquired with the business, amounts held in escrow and certain other purchase price adjustments. During the year ended December 31, 2022, the Company paid $4.1 million of deferred consideration held in escrow. In addition to the purchase price, the Company may also be required to pay up to $4.5 million in cash based on the continuing employment of certain key employees. Such amounts are recognized as compensation expense over three years post-acquisition and reported in Acquisition and integration charges in the Consolidated Statements of Operations.

The Company recorded $31.0 million of goodwill and finite-lived intangible assets and $1.1 million of liabilities on a net basis for the Pulse acquisition.

Divestiture

In February 2023, the Company completed the sale of a non-core business, TalentNeuron, for approximately $161.1 million after consideration of post-close adjustments. The Company recorded a pre-tax gain of $135.4 million on the sale of TalentNeuron, which is included in Gain from sale of divested operation in the Consolidated Statement of Operations for the year ended December 31, 2023. TalentNeuron was included in the Company's Research segment. The principal components of the assets divested included goodwill, intangible assets, net, property, equipment and leasehold improvements, net, and accounts receivable, with carrying amounts of $16.0 million, $9.5 million, $4.5 million and $11.8 million, respectively, while the liabilities transferred with the sale primarily consisted of deferred revenue with a carrying amount of $24.4 million. Such assets and liabilities were included in Assets held-for-sale and Liabilities held-for-sale, respectively, on the Consolidated Balance Sheet at December 31, 2022 at their respective carrying values at that date.

Acquisition and Integration Charges

The Company recognized $9.6 million, $9.1 million and $6.1 million of Acquisition and integration charges during 2023, 2022 and 2021, respectively. Acquisition and integration charges reflect additional costs and expenses resulting from the Company's acquisitions and divestitures and include, among other items, professional fees and personnel related expenses.

During 2021, the Company received $2.3 million cash proceeds from deferred consideration related to a 2018 divestiture.

Note 3 — Goodwill and Intangible Assets

Goodwill. The table below presents changes to the carrying amount of goodwill by segment during the two-year period ended December 31, 2023 (in thousands).

	Research	Conferences	Consulting	Total
Balance at December 31, 2021 (1)	$ 2,670,934	$ 184,021	$ 96,362	$ 2,951,317
Additions due to an acquisition (2)	4,617	—	—	4,617
Reclassified as held-for-sale (3)	(16,000)	—	—	(16,000)
Foreign currency translation impact	(8,358)	(70)	(1,295)	(9,723)
Balance at December 31, 2022 (1)	2,651,193	183,951	95,067	2,930,211
Additions due to an acquisition (2)	4,176	—	—	4,176
Foreign currency translation impact	2,180	46	647	2,873
Balance at December 31, 2023 (1)	$ 2,657,549	$ 183,997	$ 95,714	$ 2,937,260

(1) The Company does not have any accumulated goodwill impairment losses.
(2) The additions were due to the acquisition of UpCity in October 2022 and an independent sales agent in September 2023 See Note 2 — Acquisitions and Divestiture for additional information.
(3) Represents amounts reclassified to Assets held-for-sale due to the divestiture of the Company's TalentNeuron business in February 2023. See Note 2 — Acquisitions and Divestiture for additional information. The amount of goodwill allocated to the divestiture was determined using a relative fair value approach.

Finite-lived intangible assets. Changes in finite-lived intangible assets during the two-year period ended December 31, 2023 are presented in the tables below (in thousands).

December 31, 2023	Customer Relationships	Technology-related	Other	Total
Gross cost at December 31, 2022	1,060,541	11,200	10,436	$ 1,082,177
Additions due to an acquisition (1)	990	—	—	990
Intangible assets fully amortized	(987)	(39)	(236)	(1,262)
Foreign currency translation impact	16,639	39	—	16,678
Gross cost	1,077,183	11,200	10,200	1,098,583
Accumulated amortization (3)	(580,937)	(9,333)	(6,355)	(596,625)
Balance at December 31, 2023	$ 496,246	$ 1,867	$ 3,845	$ 501,958

December 31, 2022	Customer Relationships		Technology-related		Other		Total	
Gross cost at December 31, 2021	$	1,096,358	$	61,216	$	10,436	$	1,168,010
Reclassified as held-for-sale (2)		—		(49,487)		—		(49,487)
Foreign currency translation impact		(35,817)		(529)		—		(36,346)
Gross cost		1,060,541		11,200		10,436		1,082,177
Accumulated amortization (3)		(486,260)		(5,600)		(5,603)		(497,463)
Balance at December 31, 2022	$	574,281	$	5,600	$	4,833	$	584,714

(1) The additions were due to the acquisition of an independent sales agent in September 2023. See Note 2 — Acquisitions and Divestiture for additional information.

(2) Represents amounts reclassified to Assets held-for-sale due to the divestiture of the Company's TalentNeuron business in February 2023. See Note 2 — Acquisitions and Divestiture for additional information.

(3) Finite-lived intangible assets are amortized using the straight-line method over the following periods: Customer relationships—6 to 13 years; Technology-related—3 to 7 years; and Other —4 to 11 years.

Amortization expense related to finite-lived intangible assets was $92.5 million, $98.5 million and $109.6 million in 2023, 2022 and 2021, respectively. The estimated future amortization expense by year for finite-lived intangible assets is presented in the table below (in thousands).

2024	$	90,138
2025		81,471
2026		78,796
2027		78,188
2028		76,716
2029 and thereafter		96,649
	$	501,958

Note 4 — Other Assets

The Company's other assets are summarized in the table below (in thousands).

	December 31,			
	2023		2022	
Benefit plan-related assets	$	124,298	$	99,527
Non-current deferred tax assets		144,714		138,318
Other		70,276		59,686
Total other assets	$	339,288	$	297,531

Note 5 — Accounts Payable and Accrued and Other Liabilities

The Company's Accounts payable and accrued liabilities are summarized in the table below (in thousands).

		December 31,		
		2023		**2022**
Accounts payable	$	63,139	$	83,225
Payroll and employee benefits payable		243,338		221,242
Bonus payable		279,482		254,675
Commissions payable		165,898		168,042
Income tax payable		72,181		76,383
VAT payable		60,709		43,187
Current portion of operating lease liabilities		98,493		99,717
Other accrued liabilities		144,364		168,727
Total accounts payable and accrued liabilities	$	1,127,604	$	1,115,198

The Company's Other liabilities are summarized in the table below (in thousands).

		December 31,		
		2023		**2022**
Non-current deferred revenues	$	33,490	$	39,115
Long-term taxes payable		114,467		92,812
Benefit plan-related liabilities		157,033		124,378
Non-current deferred tax liabilities		86,550		139,531
Other		23,924		27,628
Total other liabilities	$	415,464	$	423,464

Note 6 — Debt

The Company's total outstanding borrowings are summarized in the table below (in thousands).

		December 31,		
Description		**2023**		**2022**
2020 Credit Agreement - Term loan facility (1)	$	274,400	$	282,200
2020 Credit Agreement - Revolving credit facility (1), (2)		—		—
Senior Notes due 2028 ("2028 Notes") (3)		800,000		800,000
Senior Notes due 2029 ("2029 Notes") (4)		600,000		600,000
Senior Notes due 2030 ("2030 Notes") (5)		800,000		800,000
Other (6)		5,000		5,000
Principal amount outstanding (7)		2,479,400		2,487,200
Less: deferred financing fees (8)		(21,104)		(25,793)
Net balance sheet carrying amount	$	2,458,296	$	2,461,407

(1) The contractual annualized interest rate as of December 31, 2023 on the 2020 Credit Agreement Term loan facility and the Revolving credit facility was 6.73%, which consisted of Term Secured Overnight Financing Rate ("SOFR") of 5.375% plus a margin of 1.350%. However, the Company has an interest rate swap contracts that effectively converts the floating SOFR on outstanding amounts to a fixed base rate.

(2) The Company had approximately $1.0 billion of available borrowing capacity on the 2020 Credit Agreement revolver (not including the expansion feature) as of December 31, 2023.

(3) Consists of $800.0 million principal amount of 2028 Notes outstanding. The 2028 Notes bear interest at a fixed rate of 4.50% and mature on July 1, 2028.

(4) Consists of $600.0 million principal amount of 2029 Notes outstanding. The 2029 Notes bear interest at a fixed rate of 3.625% and mature on June 15, 2029.

(5) Consists of $800.0 million principal amount of 2030 Notes outstanding. The 2030 Notes bear interest at a fixed rate of 3.75% and mature on October 1, 2030.

(6) Consists of a State of Connecticut economic development loan originated in 2019 with a 10-year maturity and bears interest at a fixed rate of 1.75%. This loan may be repaid at any time by the Company without penalty.

(7) The weighted average annual effective rate on the Company's outstanding debt for 2023, including the effects of its interest rate swaps discussed below, was 5.00%.

(8) Deferred financing fees are being amortized to Interest expense over the term of the related debt obligation.

2029 Notes

On June 18, 2021, the Company issued $600.0 million aggregate principal amount of 3.625% Senior Notes due 2029. The 2029 Notes were issued pursuant to an indenture, dated as of June 18, 2021 (the "2029 Note Indenture"), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

The 2029 Notes were issued at an issue price of 100.0% and bear interest at a rate of 3.625% per annum. Interest on the 2029 Notes is payable on June 15 and December 15 of each year, beginning on December 15, 2021. The 2029 Notes will mature on June 15, 2029. The Company may redeem some or all of the 2029 Notes at any time on or after June 15, 2024 for cash at the redemption prices set forth in the 2029 Notes Indenture, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to June 15, 2024, the Company may redeem up to 40% of the aggregate principal amount of the 2029 Notes in connection with certain equity offerings, or some or all of the 2029 Notes with a "make-whole" premium, in each case subject to the terms set forth in the 2029 Note Indenture.

2030 Notes

On September 28, 2020, the Company issued $800.0 million aggregate principal amount of 3.75% Senior Notes due 2030. The 2030 Notes were issued pursuant to an indenture, dated as of September 28, 2020 (the "2030 Note Indenture"), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

The 2030 Notes were issued at an issue price of 100.0% and bear interest at a rate of 3.75% per annum. Interest on the 2030 Notes is payable on April 1 and October 1 of each year, beginning on April 1, 2021. The 2030 Notes will mature on October 1, 2030.

The Company may redeem some or all of the 2030 Notes at any time on or after October 1, 2025 for cash at the redemption prices set forth in the 2030 Note Indenture, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the 2030 Notes in connection with certain equity offerings, or some or all of the 2030 Notes with a "make-whole" premium, in each case subject to the terms set forth in the 2030 Note Indenture.

2028 Notes

On June 22, 2020, the Company issued $800.0 million aggregate principal amount of 4.50% Senior Notes due 2028. The 2028 Notes were issued pursuant to an indenture, dated as of June 22, 2020 (the "2028 Note Indenture"), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

The 2028 Notes were issued at an issue price of 100.0% and bear interest at a rate of 4.50% per annum. Interest on the 2028 Notes is payable on January 1 and July 1 of each year, beginning on January 1, 2021. The 2028 Notes will mature on July 1, 2028.

The Company may redeem some or all of the 2028 Notes at any time on or after July 1, 2023 for cash at the redemption prices set forth in the 2028 Note Indenture, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to July 1, 2023, the Company may redeem up to 40% of the aggregate principal amount of the 2028 Notes in connection with certain equity offerings, or some or all of the 2028 Notes with a "make-whole" premium, in each case subject to the terms set forth in the 2028 Note Indenture.

2020 Credit Agreement

The Company has a credit facility that currently provides for a $400.0 million Term loan facility and a $1.0 billion Revolving credit facility (the "2020 Credit Agreement"). The 2020 Credit Agreement contains certain customary restrictive loan covenants, including, among others, financial covenants that apply a maximum consolidated leverage ratio and a minimum consolidated interest expense coverage ratio. The Company was in compliance with all financial covenants as of December 31, 2023.

The Term loan is being repaid in consecutive quarterly installments that commenced on December 31, 2020, plus a final payment to be made on September 28, 2025. The Company used a portion of the net proceeds from the issuance of the 2029 Notes to repay $100.0 million of the outstanding borrowings under the term loan facility in June 2021. The Revolving credit facility may be borrowed, repaid and re-borrowed through September 28, 2025, at which all then-outstanding amounts must be repaid.

In May 2023, the Company entered into an amendment of the 2020 Credit Agreement that replaced the interest rate benchmark from LIBOR to Secured Overnight Financing Rate ("SOFR"). After the amendment, interest is accrued on outstanding balances under the credit facility and payable monthly at a rate of the one month Term SOFR plus 10 basis points and the applicable margin. Prior to the amendment, interest was accrued at a rate of the one month LIBOR plus the applicable margin.

Interest Rate Swaps

As of December 31, 2023, the Company had one fixed-for-floating interest rate swap contract with a total notional value of $350.0 million that matures in 2025. In May 2023, in conjunction with the amendment of the 2020 credit agreement, the Company entered into an amendment of its interest rate swap contract. Under the amended agreement, the Company pays a base fixed rate of 2.98% and in return receives a floating Term SOFR base rate on 30-day notional borrowings. Prior to the amendment, the Company paid a base fixed rate of 3.04% and in return received a floating Eurodollar base rate on 30-day notional borrowings.

Effective June 30, 2020, the Company de-designated all of its interest rate swaps and discontinued hedge accounting. Accordingly, subsequent changes to the fair value of the interest rate swaps are recorded in Other income, net. The amounts previously recorded in Accumulated other comprehensive loss are amortized into Interest expense over the terms of the hedged forecasted interest payments. As of December 31, 2023, $32.3 million is remaining in Accumulated other comprehensive loss, net. See Note 14 — Fair Value Disclosures for the determination of the fair values of Company's interest rate swaps.

Note 7 — Leases

The Company's leasing activities are primarily for facilities under cancelable and non-cancelable lease agreements expiring during 2024 and through 2038. These facilities support the Company's executive and administrative activities, research and consulting, sales, systems support, operations, and other functions. The Company also has leases for office equipment and other assets, which are not significant. Certain of the Company's lease agreements include (i) renewal options to extend the lease term for up to ten years and/or (ii) options to terminate the agreement within one year. Additionally, certain of the Company's lease agreements provide standard recurring escalations of lease payments for, among other things, increases in a lessor's maintenance costs and taxes. Under some lease agreements, the Company may be entitled to allowances, free rent, lessor-financed tenant improvements and other incentives. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company subleases certain office space that it does not intend to occupy. Such sublease arrangements expire during 2024 and through 2032 and primarily relate to facilities in Arlington, Virginia. Certain of the Company's sublease agreements: (i) include renewal and termination options; (ii) provide for customary escalations of lease payments in the normal course of business; and (iii) grant the subtenant certain allowances, free rent, Gartner-financed tenant improvements and other incentives.

Lease Accounting under ASC 842

Under ASC 842, a lease is a contract or an agreement, or a part of another arrangement, between two or more parties that, at its inception, creates enforceable rights and obligations that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement. Right-of-use assets and lease liabilities are initially recognized on the lease commencement date based on the present value of the lease payments over the lease term. For all of the Company's facilities leases, the Company accounts for both lease components and nonlease components (e.g., common area maintenance charges, etc.) as a single lease component when determining the present value of the Company's lease payments. Variable lease payments that are not dependent on an index or a rate are excluded from the determination of right-of-use assets and lease liabilities and such payments are recognized as expense in the period when the related obligation is incurred.

The Company's lease agreements do not provide implicit interest rates. Instead, the Company uses an incremental borrowing rate determined on the lease commencement date to calculate the present value of future lease payments. The incremental borrowing rate is calculated for each individual lease and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis (in the currency that the lease is denominated) over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use assets also include initial direct costs incurred by the Company and lease payments made to a lessor on or before the related lease commencement date, less any lease incentives received directly from the lessor.

Certain of the Company's facility lease agreements include options to extend or terminate the lease. When it is reasonably certain that the Company will exercise a renewal or termination option, the present value of the lease payments for the affected lease is adjusted accordingly. Leases with a term of twelve months or less are accounted for in the same manner as long-term lease arrangements, including any related disclosures. Lease expense for operating leases is generally recognized on a straight-line basis over the lease term, unless the related right-of-use asset was previously impaired.

All of the Company's existing sublease arrangements have been classified as operating leases with sublease income recognized on a straight-line basis over the term of the sublease arrangement. To measure the Company's periodic sublease income, the Company elected to use a practical expedient under ASC 842 to aggregate nonlease components with the related lease components when (i) the timing and pattern of transfer for the nonlease components and the related lease components are the same and (ii) the lease components, if accounted for separately, would be classified as an operating lease. This practical expedient applies to all of the Company's existing sublease arrangements.

When the projected lease cost for the term of a sublease exceeds the anticipated sublease income for that same period, the Company treats that circumstance as an indicator that the carrying amount of the related right-of-use asset may not be fully recoverable. In those situations, the Company performs an impairment analysis and, if indicated, the Company records a charge against earnings to reduce the right-of-use asset to the amount deemed to be recoverable in the future.

On the Consolidated Balance Sheet, right-of-use assets are classified and reported in Operating lease right-of-use assets, and the related lease liabilities are included in Accounts payable and accrued liabilities (current) and Operating lease liabilities (long-term). On the Consolidated Statement of Cash Flows, the reduction in the carrying amount of right-of-use assets is presented separately and the change in operating lease liabilities is included under Accounts payable and accrued and other liabilities in the reconciliation of net income to cash provided by operating activities.

All of the Company's leasing and subleasing activities are recognized in Selling, general and administrative expense in the Consolidated Statements of Operations. The table below presents the Company's net lease cost and certain other information related to the Company's leasing activities as of and for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands).

Description	Year Ended December 31,		
	2023	2022	2021
Operating lease cost (1)	$ 112,948	$ 117,750	$ 130,383
Variable lease cost (2)	22,254	15,209	17,940
Sublease income	(53,377)	(46,698)	(42,801)
Total lease cost, net (3) (4)	$ 81,825	$ 86,261	$ 105,522
Cash paid for amounts included in the measurement of operating lease liabilities	$ 145,226	$ 137,399	$ 140,571
Cash receipts from sublease arrangements	$ 51,968	$ 46,159	$ 42,374
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 12,715	$ 20,597	$ 33,113
As of December 31,	**2023**	**2022**	**2021**
Weighted average remaining lease term for operating leases (in years)	7.3	7.9	8.7
Weighted average discount rate for operating leases	6.6 %	6.6 %	6.5 %

(1) Included in operating lease cost was $43.1 million, $41.9 million and $42.3 million of costs for subleasing activities during 2023, 2022, and 2021 respectively.

(2) These amounts are primarily variable lease and nonlease costs that were not fixed at the lease commencement date or are dependent on something other than an index or a rate.

(3) The Company did not capitalize any initial direct costs for operating leases during 2023, 2022, or 2021.

(4) Amount excludes impairment charges of $20.4 million, $54.0 million, and $49.5 million for the years ended December 31, 2023, 2022, and 2021 respectively, as discussed below.

As of December 31, 2023, the (i) maturities of operating lease liabilities under non-cancelable arrangements and (ii) estimated future sublease cash receipts from non-cancelable arrangements were as follows (in thousands):

Period ending December 31,	Operating Lease Payments	Sublease Cash Receipts
2024	$ 135,707	$ 47,311
2025	117,552	44,442
2026	113,494	44,243
2027	109,493	45,120
2028	65,257	8,139
Thereafter	237,439	18,392
Total future minimum operating lease payments and estimated sublease cash receipts (1)	778,942	$ 207,647
Imputed interest	(167,043)	
Total operating lease liabilities per the Consolidated Balance Sheet	$ 611,899	

(1) Approximately 79% of the operating lease payments pertain to properties in the United States.

The table below indicates where the discounted operating lease payments from the above table are classified in the Consolidated Balance Sheet (in thousands).

Description	December 31, 2023	December 31, 2022
Accounts payable and accrued liabilities	$ 98,493	$ 99,717
Operating lease liabilities	513,406	597,267
Total operating lease liabilities per the Consolidated Balance Sheet	$ 611,899	$ 696,984

As of December 31, 2023, the Company had additional operating leases for facilities that have not yet commenced. These operating leases, which aggregated $3.2 million of undiscounted lease payments, are scheduled to commence during 2024 with lease terms of up to 5 years.

As a result and in consideration of the changing nature of the Company's use of office space, the Company continues to evaluate its existing real estate lease portfolio. In connection with this evaluation, the Company reviewed certain of its right-of-use assets and related other long-lived assets for impairment under ASC 360.

As a result of the evaluation, the Company recognized an impairment loss of $20.4 million, $54.0 million and $49.5 million during the years ended December 31, 2023, 2022, and 2021, respectively, which is included as a component of Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. The impairment loss for the year ended December 31, 2023 includes $14.7 million related to right-of-use assets and $5.7 million related to other long-lived assets, primarily leasehold improvements. The impairment loss for the year ended December 31, 2022 includes $40.7 million related to right-of-use assets and $13.3 million related to other long-lived assets, primarily leasehold improvements. The impairment loss for the year ended December 31, 2021 includes $50.9 million related to right-of-use assets and $17.9 million related to other long-lived assets, primarily leasehold improvements and a $19.3 million reduction in lease liabilities.

The fair values for the asset groups relating to the impaired long-lived assets were estimated primarily using discounted cash flow models (income approach) with Level 3 inputs. The significant assumptions used in estimating fair value include the expected downtime prior to the commencement of future subleases, projected sublease income over the remaining lease periods and discount rates that reflect the level of risk associated with receiving future cash flows.

Note 8 — Stockholders' Equity

Common stock. Holders of Gartner's common stock, par value $0.0005 per share, are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its common stock. Also, the 2020 Credit Agreement contains a negative covenant that may limit the Company's ability to pay dividends. The table below summarizes transactions relating to the Company's common stock for the three years ended December 31, 2023.

	Issued Shares	Treasury Stock Shares
Balance at December 31, 2020	163,602,067	74,759,985
Issuances under stock plans	—	(807,320)
Purchases for treasury (1)	—	7,252,839
Balance at December 31, 2021	163,602,067	81,205,504
Issuances under stock plans	—	(599,081)
Purchases for treasury (1)	—	3,822,090
Balance at December 31, 2022	163,602,067	84,428,513
Issuances under stock plans	—	(975,745)
Purchases for treasury (1)	—	1,811,758
Balance at December 31, 2023	163,602,067	85,264,526

(1) The Company used a total of $0.6 billion, $1.0 billion and $1.7 billion in cash for share repurchases during 2023, 2022 and 2021, respectively.

Share repurchase authorization. In 2015, the Company's Board of Directors (the "Board") authorized a share repurchase program to repurchase up to $1.2 billion of the Company's common stock. The Board authorized incremental share repurchases of up to an additional $1.6 billion, $1.0 billion and $0.9 billion of the Company's common stock during 2021, 2022 and 2023, respectively. $987 million remained available as of December 31, 2023. The Company may repurchase its common stock from time-to-time in amounts, at prices and in the manner that the Company deems appropriate, subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may be made through open market purchases (which may include repurchase plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended), accelerated share repurchases, private transactions or other transactions and will be funded by cash on hand and borrowings. Repurchases may also be made from time-to-time in connection with the settlement of the Company's stock-based compensation awards.

Accumulated Other Comprehensive Income (Loss), net ("AOCI/L")

The tables below provide information about the changes in AOCI/L by component and the related amounts reclassified out of AOCI/L to income during the years indicated (net of tax, in thousands) (1).

Year Ended December 31, 2023

	Interest Rate Swaps	Defined Benefit Pension Plans	Foreign Currency Translation Adjustments	Total
Balance - December 31, 2022	$ (39,248)	$ (4,247)	$ (58,115)	$ (101,610)
Other comprehensive income (loss) activity during the year:				
Change in AOCI/L before reclassifications to income	—	(1,616)	11,677	10,061
Reclassifications from AOCI/L to income (2), (3)	15,086	132	—	15,218
Other comprehensive income (loss), net for the year	15,086	(1,484)	11,677	25,279
Balance - December 31, 2023	$ (24,162)	$ (5,731)	$ (46,438)	$ (76,331)

Year Ended December 31, 2022

	Interest Rate Swaps	Defined Benefit Pension Plans	Foreign Currency Translation Adjustments	Total
Balance - December 31, 2021	$ (56,323)	$ (6,672)	$ (18,436)	$ (81,431)
Other comprehensive income (loss) activity during the year:				
Change in AOCI/L before reclassifications to income	—	2,244	(39,679)	(37,435)
Reclassifications from AOCI/L to income (2), (3)	17,075	181	—	17,256
Other comprehensive income (loss), net for the year	17,075	2,425	(39,679)	(20,179)
Balance - December 31, 2022	$ (39,248)	$ (4,247)	$ (58,115)	$ (101,610)

(1) Amounts in parentheses represent debits (deferred losses).

(2) $20.1 million and $22.6 million of the reclassifications related to interest rate swaps (cash flow hedges) were recorded in Interest expense for the year ended December 31, 2023 and 2022, respectively. See Note 6 — Debt and Note 13 — Derivatives and Hedging for information regarding the cash flow hedges.

(3) The reclassifications related to defined benefit pension plans were primarily recorded in Selling, general and administrative expense, net of tax effect. See Note 15 — Employee Benefits for information regarding the Company's defined benefit pension plans.

The estimated net amount of the existing losses on the Company's interest rate swaps that are reported in Accumulated other comprehensive loss, net at December 31, 2023 that is expected to be reclassified into earnings within the next 12 months is $19.1 million.

Note 9 — Revenue and Related Matters

Our Business and Revenues

Gartner delivers its products and services globally through three business segments – Research, Conferences and Consulting, as described below.

Research

Research equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

Research revenues are mainly derived from subscription contracts for research products, representing approximately 92% of the segment's revenue. The related revenues are deferred and recognized ratably over the applicable contract term (i.e., as services are provided over the contract period). Fees derived from assisting organizations in selecting the right business software for their needs are recognized at a point in time (i.e., when the lead is provided to the vendor).

The Company enters into subscription contracts for research products that generally are for twelve-month periods or longer. Approximately 80% to 85% of the Company's annual and multi-year Research subscription contracts provide for billing of the first full service period upon signing. In subsequent years, multi-year subscription contracts are normally billed prior to the contract's anniversary date. Other Research subscription contracts are usually invoiced in advance, commencing with the contract signing, on (i) a quarterly, monthly or other recurring basis or (ii) in accordance with a customized invoicing schedule. Research contracts are generally non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which have not historically resulted in material cancellations. It is the Company's policy to record the amount of a subscription contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue because the contract represents a legally enforceable claim.

Conferences

Conferences provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

The Company earns revenues from both the attendees and exhibitors at Gartner conferences and meetings. Attendees are generally invoiced for the full attendance fee upon their completion of an online registration form or their signing of a contract, while exhibitors typically make several individual payments commencing with the signing of a contract. Almost all of the invoiced amounts are collected in advance of the related activity, resulting in the recording of deferred revenue. Both the attendee and exhibitor revenues are recognized as the related performance obligations are satisfied (i.e., when the related conference is held).

The Company defers certain costs directly related to specific conferences and meetings and expenses those costs in the period during which the related activity occurs. The Company's policy is to defer only those costs that are incremental and directly attributable to a specific activity, primarily prepaid site and production services costs. Other costs of organizing and producing conference activities, primarily Company personnel and non-conference specific expenses, are expensed in the period incurred.

Consulting

Consulting serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

Consulting revenues, primarily derived from custom consulting and measurement services, are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee engagements are recognized as the Company works to satisfy its performance obligations, while revenues from time and materials engagements are recognized as work is delivered and/or services are provided. In both of these circumstances, performance obligations are satisfied and control of the services are passed to customers over time (i.e., during the duration of the contract or consulting engagement). On a contract-by-contract basis, the Company typically uses actual labor hours incurred compared to total expected labor hours to measure the Company's performance in respect of fixed fee engagements. If labor and other costs on an individual contract are expected to exceed the total contract value or the contract's funded ceiling amount, the Company reflects an adjustment to the contract's overall profitability in the period determined. Revenues related to contract optimization engagements are contingent in nature and are only recognized at the point in time when all of the conditions related to their payment have been satisfied.

Consulting customers are invoiced based on the specific terms and conditions in their underlying contracts. They are typically invoiced after the Company has satisfied some or all of the related performance obligations and the related revenue has been recognized. The Company records fees receivable for amounts that are billed or billable. Contract assets are also recorded representing amounts for which the Company has recognized revenue but lacks the unconditional right to payment as of the balance sheet date due to the required continued performance under the relevant contract, progress billing milestones or other billing-related restrictions.

Disaggregated Revenue

Disaggregated revenue by reportable segment is presented in the tables below for the years indicated (in thousands).

By Primary Geographic Market (1)

Year Ended December 31, 2023

Primary Geographic Market	Research	Conferences	Consulting	Total
United States and Canada	$ 3,275,866	$ 317,531	$ 317,645	$ 3,911,042
Europe, Middle East and Africa	1,060,959	140,640	130,471	1,332,070
Other International	550,221	46,993	66,630	663,844
Total revenues	$ 4,887,046	$ 505,164	$ 514,746	$ 5,906,956

Year Ended December 31, 2022

Primary Geographic Market	Research	Conferences	Consulting	Total
United States and Canada	$ 3,056,096	$ 263,165	$ 300,121	$ 3,619,382
Europe, Middle East and Africa	1,017,860	88,979	127,820	1,234,659
Other International	530,835	37,129	53,841	621,805
Total revenues	$ 4,604,791	$ 389,273	$ 481,782	$ 5,475,846

Year Ended December 31, 2021

Primary Geographic Market	Research	Conferences	Consulting	Total
United States and Canada	$ 2,655,534	$ 146,707	$ 246,661	$ 3,048,902
Europe, Middle East and Africa	958,339	47,883	124,757	1,130,979
Other International	487,519	19,859	46,703	554,081
Total revenues	$ 4,101,392	$ 214,449	$ 418,121	$ 4,733,962

(1) Revenue is reported based on where the sale is fulfilled.

The Company's revenue is generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Most of the Company's products and services are provided on an integrated worldwide basis and, because of this integrated delivery approach, it is not practical to precisely separate Company's revenue by geographic location. Accordingly, revenue information presented in the above tables is based on internal allocations, which involve certain management estimates and judgments.

By Timing of Revenue Recognition

Year Ended December 31, 2023

Timing of Revenue Recognition	Research	Conferences	Consulting	Total
Transferred over time (1)	$ 4,506,621	$ —	$ 400,171	$ 4,906,792
Transferred at a point in time (2)	380,425	505,164	114,575	1,000,164
Total revenues	$ 4,887,046	$ 505,164	$ 514,746	$ 5,906,956

Year Ended December 31, 2022

Timing of Revenue Recognition	Research	Conferences	Consulting	Total
Transferred over time (1)	$ 4,182,747	$ —	$ 378,062	$ 4,560,809
Transferred at a point in time (2)	422,044	389,273	103,720	915,037
Total revenues	$ 4,604,791	$ 389,273	$ 481,782	$ 5,475,846

Year Ended December 31, 2021

Timing of Revenue Recognition	Research	Conferences	Consulting	Total
Transferred over time (1)	$ 3,740,694	$ —	$ 334,945	$ 4,075,639
Transferred at a point in time (2)	360,698	214,449	83,176	658,323
Total revenues	$ 4,101,392	$ 214,449	$ 418,121	$ 4,733,962

(1) Research revenues were recognized in connection with performance obligations that were satisfied over time using a time-elapsed output method to measure progress. Consulting revenues were recognized over time using labor hours as an input measurement basis.
(2) The revenues in this category were recognized in connection with performance obligations that were satisfied at the point in time that the contractual deliverables were provided to the customer.

Determining a measure of progress for performance obligations that are satisfied over time and when control transfers for performance obligations that are satisfied at a point in time requires management to make judgments that affect the timing of revenue recognition. A key factor in this determination is when the customer can direct the use of, and can obtain substantially all of the benefits from, the deliverable.

For performance obligations recognized in accordance with a time-elapsed output method, the Company's efforts are expended consistently throughout the contractual period and the Company transfers control evenly by providing stand-ready services. For performance obligations satisfied under Consulting fixed fee or time and materials engagements, the Company believes that labor hours are the best measure of depicting the Company's progress because labor output corresponds directly to the value of the Company's performance to date as control is transferred.

For customer contracts that are greater than one year in duration, the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2023 was approximately $5.6 billion. The Company expects to recognize $3.3 billion, $1.8 billion and $0.5 billion of this revenue (most of which pertains to Research) during the year ending December 31, 2024, the year ending December 31, 2025 and thereafter, respectively. The Company applies a practical expedient allowed in ASC 606 and, accordingly, it does not disclose such performance obligation information for customer contracts that have original durations of one year or less. The Company's performance obligations for contracts meeting this ASC 606 disclosure exclusion primarily include: (i) stand-ready services under Research subscription contracts; (ii) holding conferences and meetings where attendees and exhibitors can participate; and (iii) providing customized Consulting solutions for clients under fixed fee or time and materials engagements. The remaining duration of these performance obligations is generally less than one year, which aligns with the period that the parties have enforceable rights and obligations under the affected contracts.

Customer Contract Assets and Liabilities

The payment terms and conditions in the Company's customer contracts vary. In some cases, customers prepay and, in other cases, after the Company conducts a credit evaluation, payment may be due in arrears. Because the timing of the Company's service delivery typically differs from the timing of customer payments, the Company recognizes either a contract asset (the Company performs either fully or partially under the contract but a contingency remains) or a contract liability (upfront customer payments precede the Company's performance, resulting in deferred revenue). Amounts recorded as contract assets are reclassified to fees receivable when all of the outstanding conditions have been resolved and the Company's right to payment becomes unconditional. Contracts with payments due in arrears are also recognized as fees receivable. As contractual performance obligations are satisfied, the Company correspondingly relieves its contract liabilities and records the associated revenue.

The table below provides information regarding certain of the Company's balance sheet accounts that pertain to its contracts with customers (in thousands).

	December 31,	
	2023	**2022**
Assets:		
Fees receivable, gross (1)	$ 1,610,228	$ 1,565,786
Contract assets recorded in Prepaid expenses and other current assets (2)	$ 28,791	$ 21,183
Contract liabilities:		
Deferred revenues (current liability) (3)	$ 2,640,515	$ 2,443,762
Non-current deferred revenues recorded in Other liabilities (3)	33,490	39,115
Total contract liabilities	$ 2,674,005	$ 2,482,877

(1) Fees receivable represent an unconditional right of payment from the Company's customers and include both billed and unbilled amounts.
(2) Contract assets represent recognized revenue for which the Company does not have an unconditional right to payment as of the balance sheet date because the project may be subject to a progress billing milestone or some other billing restriction.
(3) Deferred revenues represent amounts (i) for which the Company has received an upfront customer payment or (ii) that pertain to recognized fees receivable. Both situations occur before the completion of the Company's performance obligation(s).

The Company recognized revenue of $2.0 billion, $1.9 billion and $1.6 billion during 2023, 2022 and 2021 respectively, which was attributable to deferred revenues that were recorded at the beginning of each such year. Those amounts primarily consisted of (i) Research revenues and (ii) Conferences revenues pertaining to conferences and meetings that occurred during the reporting periods. During 2023, 2022 and 2021, the Company did not record any material impairments related to its contract assets.

Costs of Obtaining and Fulfilling a Customer Contract

When the Company concludes that a liability should be recognized for the costs of obtaining a customer contract and determines how such liability should be measured, certain commissions are capitalized as a recoverable direct incremental cost of obtaining the underlying contract. No other amounts are capitalized as a cost of obtaining or fulfilling a customer contract because no expenditures have been identified that meet the requisite capitalization criteria. For Research and Consulting, the Company amortizes deferred commissions on a systematic basis that aligns with the transfer to customers of the services to which the commissions relate. For Conferences, deferred commissions are expensed during the period when the related conference or meeting occurs.

During 2023, 2022 and 2021, deferred commission amortization expense was $550.5 million, $562.1 million and $472.5 million, respectively, and was included in Selling, general and administrative expense in the Consolidated Statements of Operations. The Company classifies Deferred commissions as a current asset on the Consolidated Balance Sheets at both December 31, 2023 and 2022 because those costs were, or will be, amortized over the twelve months following the respective balance sheet dates.

Note 10 — Stock-Based Compensation

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company currently awards stock-settled stock appreciation rights, service-based and performance-based restricted stock units, and common stock equivalents. As of December 31, 2023, the Company had 5.9 million shares of its common stock, par value $0.0005 per share, (the "Common Stock") available for stock-based compensation awards under its Long-Term Incentive Plan as amended and restated in June 2023 (the "Plan"). Currently, the Company issues treasury shares upon the exercise, release or settlement of stock-based compensation awards.

Determining the appropriate fair value model and calculating the fair value of stock-based compensation awards requires the use of certain subjective assumptions, including the expected life of a stock-based compensation award and Common Stock price volatility. In addition, determining the appropriate periodic stock-based compensation expense requires management to estimate the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair values of stock-based compensation awards and the related periodic expense represent management's best estimates, which involve inherent uncertainties and the application of judgment. As a result, if circumstances change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock-based compensation expense could be materially different from what has been recorded in the current year.

Stock-Based Compensation Expense

The tables below summarize the Company's stock-based compensation expense by award type and expense category line item during the years ended December 31 (in millions).

Award type	2023	2022	2021
Stock appreciation rights	$ 10.5	$ 8.8	$ 8.2
Restricted stock units (1)	118.2	81.0	89.6
Common stock equivalents	1.1	0.8	0.8
Total (2) (3)	$ 129.8	$ 90.6	$ 98.6

Expense category line item	2023	2022	2021
Cost of services and product development	$ 53.3	$ 32.7	$ 35.0
Selling, general and administrative	76.5	57.9	63.6
Total (1) (2) (3)	$ 129.8	$ 90.6	$ 98.6

(1) On February 5, 2020, prior to the COVID-19 related shutdown in the U.S., the Compensation Committee ("Committee") of the Board of Directors of the Company established performance measures for the performance-based restricted stock units (the "PSUs") awarded to the Company's executive officers in 2020 under the Plan. Based on preliminary corporate performance results for the 2020 performance measures, the 2020 PSUs would have been earned at 50% of target. However, on February 3, 2021, the Committee determined to use its discretion under the Plan to approve a payout at 95% of target. In deciding to exercise this discretion to adjust the performance-based RSU payout, the Committee considered the Company's strong overall performance in 2020 despite the significant negative impact of the COVID-19 pandemic. As a result of the modification, the Company recognized $6.5 million of incremental compensation cost during the year ended December 31, 2021.

(2) The increase in stock-based compensation expense during 2023 was primarily due to changes in retirement-eligible provisions for certain stock-based compensation awards.

(3) Includes charges of $55.5 million, $32.2 million and $41.2 million during 2023, 2022 and 2021, respectively, for awards to retirement-eligible employees. Those awards vest on an accelerated basis.

As of December 31, 2023, the Company had $142.7 million of total unrecognized stock-based compensation cost, which is expected to be expensed over the remaining weighted average service period of approximately 1.6 years.

Stock-Based Compensation Awards

The disclosures presented below provide information regarding the Company's stock-based compensation awards, all of which have been classified as equity awards in accordance with FASB ASC Topic 505.

Stock Appreciation Rights

Stock-settled stock appreciation rights ("SARs") permit the holder to participate in the appreciation of the value of the Common Stock. After the applicable vesting criteria have been satisfied, SARs are settled in shares of Common Stock upon exercise by the employee. SARs vest ratably over a four-year service period and expire seven years from the date of grant. The fair value of a SARs award is recognized as compensation expense on a straight-line basis over four years. SARs have only been awarded to the Company's executive officers.

When SARs are exercised, the number of shares of Common Stock issued is calculated as follows: (1) the total proceeds from the exercise of the SARs award (calculated as the closing price of the Common Stock as reported on the New York Stock Exchange on the date of exercise less the exercise price of the SARs award, multiplied by the number of SARs exercised) is divided by (2) the closing price of the Common Stock on the date of exercise. Upon exercise, the Company withholds a portion of the shares of the Common Stock to satisfy statutory tax withholding requirements. SARs recipients do not have any stockholder rights until the shares of Common Stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants.

The table below summarizes changes in SARs outstanding during the year ended December 31, 2023.

	Units of SARs (in millions)	Per Share Weighted Average Exercise Price	Per Share Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2022	0.8	$ 168.16	$ 42.99	3.89
Granted	0.1	348.47	126.04	5.78
Exercised	(0.3)	129.05	29.60	n/a
Outstanding at December 31, 2023 (1) (2)	0.6	$ 216.40	$ 62.85	3.92
Vested and exercisable at December 31, 2023 (2)	0.3	$ 170.63	$ 42.88	3.25

n/a = not applicable

(1) As of December 31, 2023, 0.3 million of the total SARs outstanding were unvested. The Company expects that substantially all of those unvested awards will vest in future periods.

(2) As of December 31, 2023, the total SARs outstanding had an intrinsic value of $139.9 million. On such date, SARs vested and exercisable had an intrinsic value of $81.3 million.

The fair value of a SARs award is determined on the date of grant using the Black-Scholes-Merton valuation model with the following weighted average assumptions for the years ended December 31:

	2023	2022	2021
Expected dividend yield (1)	— %	— %	— %
Expected stock price volatility (2)	35 %	33 %	31 %
Risk-free interest rate (3)	3.9 %	1.8 %	0.4 %
Expected life in years (4)	4.71	4.59	4.74

(1) The expected dividend yield assumption was based on both the Company's historical and anticipated dividend payouts. Historically, the Company has not paid cash dividends on its Common Stock.
(2) The determination of expected stock price volatility was based on both historical Common Stock prices and implied volatility from publicly traded options in the Common Stock.
(3) The risk-free interest rate was based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.
(4) The expected life represents the Company's estimate of the weighted average period of time the SARs are expected to be outstanding (that is, the period between the service inception date and the expected exercise date).

Restricted Stock Units

Restricted stock units ("RSUs") give the awardee the right to receive shares of Common Stock when the vesting conditions are met and certain restrictions lapse. Each RSU that vests entitles the awardee to one share of Common Stock. RSU awardees do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until the shares are released. The fair value of an RSU award is determined on the date of grant based on the closing price of the Common Stock as reported on the New York Stock Exchange on that date. Service-based RSUs vest ratably over four years and are expensed on a straight-line basis over the vesting period. Performance-based RSUs are subject to the satisfaction of both performance and service conditions, vest ratably over four years and are expensed on an accelerated basis over the vesting period.

The table below summarizes the changes in RSUs outstanding during the year ended December 31, 2023.

	Units of RSUs (in millions)	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	1.0	$ 211.25
Granted (1)	0.5	348.02
Vested and released	(0.5)	193.30
Outstanding at December 31, 2023 (2) (3)	1.0	$ 275.81

(1) The 0.5 million of RSUs granted during 2023 consisted of 0.1 million of performance-based RSUs awarded to executives and 0.4 million of service-based RSUs awarded to non-executive employees and non-management board members. The performance-based awards include RSUs in final adjustments of 2022 grants and approximately 0.1 million of RSUs representing the target amount of the grant for 2023 that is tied to an increase in Gartner's contract value for such year. The number of performance-based RSUs for 2023 that holders could receive ranges from 0% to 200% of the target amount based on the extent to which the corresponding performance goals have been achieved and subject to certain other conditions. Any adjustments in the number of performance-based RSUs under the 2023 grant will be made in 2024.
(2) The Company expects that substantially all of the RSUs outstanding will vest in future periods.
(3) As of December 31, 2023, the weighted average remaining contractual term of the RSUs outstanding was approximately 1.1 years.

Common Stock Equivalents

Common stock equivalents ("CSEs") are convertible into Common Stock. Each CSE entitles the holder to one share of Common Stock. Members of the Company's Board of Directors receive their directors' fees in CSEs unless they opt to receive up to 50% of those fees in cash. Generally, CSEs have no defined term and are converted into shares of Common Stock when service as a director terminates unless the director has elected an accelerated release. The fair value of a CSE award is

determined on the date of grant based on the closing price of the Common Stock as reported on the New York Stock Exchange on that date. CSEs vest immediately and, as a result, they are recorded as expense on the date of grant.

The table below summarizes the changes in CSEs outstanding during the year ended December 31, 2023.

	Units of CSEs	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	115,279	$ 33.35
Granted	3,196	359.23
Converted to shares of Common Stock upon grant and termination	(12,125)	100.86
Outstanding at December 31, 2023	106,350	$ 35.45

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the "ESP Plan") wherein eligible employees are permitted to purchase shares of Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, or $23,750 in any calendar year, at a price equal to 95% of the closing price of the Common Stock as reported on the New York Stock Exchange at the end of each offering period. As of December 31, 2023, the Company had 3.2 million shares available for purchase under the ESP Plan. The ESP Plan is considered non-compensatory under FASB ASC Topic 718 and, as a result, the Company does not record stock-based compensation expense for employee share purchases. The Company received $25.1 million, $22.2 million and $18.2 million in cash from employee share purchases under the ESP Plan during 2023, 2022 and 2021, respectively.

Note 11 — Computation of Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. Potential shares of common stock are excluded from the computation of diluted earnings per share when their effect would be anti-dilutive.

The table below sets forth the calculation of basic and diluted income per share for the years ended December 31 (in thousands, except per share data).

	2023	2022	2021
Numerator:			
Net income used for calculating basic and diluted income per share	$ 882,466	$ 807,799	$ 793,560
Denominator:			
Weighted average common shares used in the calculation of basic income per share	79,004	80,178	85,026
Dilutive effect of outstanding awards associated with stock-based compensation plans	676	889	1,151
Shares used in the calculation of diluted income per share	79,680	81,067	86,177
Income per share (1):			
Basic	$ 11.17	$ 10.08	$ 9.33
Diluted	$ 11.08	$ 9.96	$ 9.21

(1) Both basic and diluted income per share for 2021 included a tax benefit of approximately $0.63 per share related to intercompany sales of certain intellectual property (see Note 12 — Income Taxes).

The table below presents the number of outstanding awards associated with stock-based compensation plans that were not included in the computations of diluted income per share in the above table because the effect would have been anti-dilutive. During years with net income, the outstanding awards were anti-dilutive because their exercise prices were greater than the average market price per share of Common Stock during such year.

	Year Ended December 31,		
	2023	**2022**	**2021**
Anti-dilutive outstanding awards associated with stock-based compensation plans (in millions) (1)	0.1	0.1	—
Average market price per share of Common Stock during the year	$ 351.31	$ 289.73	$ 252.07

(1) The number of anti-dilutive common stock equivalents for 2021 was de minimis.

Note 12 — Income Taxes

Below is a summary of the components of the Company's income before income taxes for the years ended December 31 (in thousands).

	2023	**2022**	**2021**
U.S.	$ 574,458	$ 560,193	$ 485,472
Non-U.S.	572,671	467,002	484,398
Income before income taxes	$ 1,147,129	$ 1,027,195	$ 969,870

The components of the expense (benefit) for income taxes on the above income are summarized in the table below (in thousands).

	2023	**2022**	**2021**
Current tax expense:			
U.S. federal	$ 171,917	$ 122,191	$ 117,024
State and local	51,441	48,482	36,266
Foreign	107,421	91,596	64,835
Total current	330,779	262,269	218,125
Deferred tax (benefit) expense:			
U.S. federal	(35,457)	(21,337)	(4,640)
State and local	(13,475)	(10,108)	3,156
Foreign	(12,845)	(4,232)	(33,389)
Total deferred	(61,777)	(35,677)	(34,873)
Total current and deferred	269,002	226,592	183,252
Expense relating to interest rate swaps used to increase equity	(4,976)	(5,569)	(7,281)
Benefit from stock transactions with employees used to increase equity	105	66	78
Benefit (expense) relating to defined-benefit pension adjustments used to increase equity	532	(1,693)	261
Total tax expense	$ 264,663	$ 219,396	$ 176,310

The components of long-term deferred tax assets (liabilities) are summarized in the table below (in thousands).

	December 31,	
	2023	**2022**
Accrued liabilities	$ 85,328	$ 72,610
Operating leases	59,160	63,289
Intangible assets	92,612	35,803
Property, equipment and leasehold improvements	9,631	—
Loss and credit carryforwards	31,454	37,978
Assets relating to equity compensation	29,128	19,299
Other assets	13,126	16,638
Gross deferred tax assets	320,439	245,617
Valuation allowance	(177,132)	(152,808)
Net deferred tax assets	143,307	92,809
Property, equipment and leasehold improvements	—	(1,856)
Prepaid expenses	(69,556)	(69,230)
Other liabilities	(15,587)	(22,936)
Gross deferred tax liabilities	(85,143)	(94,022)
Net deferred tax assets (liabilities)	$ 58,164	$ (1,213)

Net deferred tax assets and net deferred tax liabilities were $144.7 million and $86.6 million as of December 31, 2023, respectively, and $138.3 million and $139.5 million as of December 31, 2022, respectively. These amounts are reported in Other assets and Other liabilities in the Consolidated Balance Sheets. Management has concluded it is more likely than not that the reversal of deferred tax liabilities and results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance at December 31, 2023.

In 2023, the Company increased deferred tax assets by approximately $38.4 million for tax basis in intangible assets due to the intercompany transfer of certain intellectual property. The Company recorded an offsetting increase in the valuation allowance. No net tax benefit was recognized on the transfer, consistent with the Company's continued expectation that no benefit will be recovered from the tax basis.

The valuation allowances of $177.1 million and $152.8 million as of December 31, 2023 and 2022, respectively, primarily related to tax basis in certain intangible assets and loss and credit carryovers that are not likely to be realized.

As of December 31, 2023, the Company had state and local tax net operating loss carryforwards of $16.3 million, of which $0.1 million expires within one to five years. $7.4 million expires within six to fifteen years, and $8.8 million expires within sixteen years to twenty years. The Company also had state tax credits of $7.7 million, a majority of which will expire in five to six years. As of December 31, 2023, the Company had non-U.S. net operating loss carryforwards of $3.6 million, of which $2.4 million expires over the next 20 years and $1.2 million can be carried forward indefinitely. In addition, the Company also had foreign tax credit carryforwards of $19.2 million, all of which will expire between 2029 and 2033. These amounts have been reduced for associated unrecognized tax benefits, consistent with ASC 740, *Income Taxes*.

The items comprising the differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes for the years ended December 31 are summarized in the table below.

	2023	2022	2021
Statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	2.1	2.4	2.8
Effect of non-U.S. operations	(0.4)	(2.0)	(3.4)
Intercompany sale of intellectual property	—	—	(5.6)
Net activity in unrecognized tax benefits	1.3	(1.1)	1.3
Law changes	—	—	1.3
Stock-based compensation expense	(3.1)	(2.0)	(2.0)
Limitation on executive compensation	2.3	1.4	1.7
Global intangible low-taxed income, net of foreign tax credits	1.2	1.9	1.7
Foreign-derived intangible income	(0.3)	(0.4)	(0.3)
Change in the valuation allowance	(1.2)	0.3	0.4
Other items, net	0.2	(0.1)	(0.7)
Effective tax rate	23.1 %	21.4 %	18.2 %

The Company completed intercompany transfers of certain intellectual property in both 2023 and 2021. The 2023 transfer resulted in the recognition of net deferred tax assets of $38.4 million representing tax basis in the acquiring jurisdiction less tax basis in the selling jurisdiction. Full valuation allowances have been established for these assets. No net tax benefit was recognized on the transfer, consistent with the Company's continued expectation that no benefit will be recovered from the tax basis.

The 2021 transfer resulted in recognition of approximately $54.1 million net tax benefits during 2021. These benefits represent the value of future tax deductions for amortization of the assets in the acquiring jurisdiction, net of any tax recognized in the selling jurisdiction. The Company's intellectual property footprint continues to evolve and may result in tax rate volatility in the future.

As of December 31, 2023 and 2022, the Company had gross unrecognized tax benefits of $148.4 million and $137.2 million, respectively. The increase is primarily due to positions taken with respect to certain intercompany transactions. The gross unrecognized tax benefits at December 31, 2023 related primarily to transfer pricing on intercompany transactions, the exclusion of stock-based compensation expense from the Company's cost sharing agreement, and the ability to realize certain refund claims. It is reasonably possible that gross unrecognized tax benefits will decrease by approximately $8.6 million within the next twelve months due to the anticipated closure of audits and the expiration of certain statutes of limitation.

Included in the balance of gross unrecognized tax benefits at December 31, 2023 are potential benefits of $139.1 million that, if recognized, would reduce our effective tax rate on income from continuing operations. Also included in the balance of gross unrecognized tax benefits at December 31, 2023 are potential benefits of $9.3 million that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

The table below is a reconciliation of the beginning and ending amounts of gross unrecognized tax benefits, excluding interest and penalties, for the years ended December 31 (in thousands).

	2023	2022
Beginning balance	$ 137,227	$ 150,024
Additions based on tax positions related to the current year	22,822	10,989
Additions for tax positions of prior years	4,361	12,153
Reductions for tax positions of prior years	(14)	(485)
Reductions for expiration of statutes	(15,625)	(30,817)
Settlements	(441)	(2,177)
Change in foreign currency exchange rates	60	(2,460)
Ending balance	$ 148,390	$ 137,227

The Company accrues interest and penalties related to gross unrecognized tax benefits in its income tax provision. As of December 31, 2023 and 2022, the Company had $17.4 million and $16.3 million, respectively, of accrued interest and penalties

related to gross unrecognized tax benefits. These amounts are in addition to the gross unrecognized tax benefits disclosed above. The total amount of interest and penalties recognized in the income tax provision during 2023 and 2022 was $1.8 million and $2.4 million, respectively.

The number of years with open statutes of limitation varies depending on the tax jurisdiction. The Company's statutes are open with respect to the U.S. federal jurisdiction for 2020 and forward, India for 2006 and forward, and Ireland for 2019 and forward. For other major taxing jurisdictions, including U.S. states, the United Kingdom, Canada, Japan, Cyprus, and France, the Company's statutes vary and are open as far back as 2013.

The Organization for Economic Co-operation and Development ("the OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation, focusing on global profit allocation and a 15% global corporate minimum tax rate.

Several countries in which Gartner does business have proposed or enacted new laws or are actively considering changes to their tax laws to align with OECD proposals. Significant details around the provisions are still uncertain as the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. Enactment of this and similar legislation could significantly increase our tax obligations in countries where we do business. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

Under U.S. GAAP, no provision for income taxes that may result from the remittance of earnings held overseas is required if the Company has the ability and intent to indefinitely reinvest such funds overseas. The Company continues to assert its intention to reinvest all accumulated undistributed foreign earnings in its non-U.S. operations, except in instances where the repatriation of those earnings would result in minimal additional tax. Consequently, the Company has not recognized income tax expense that would result from the remittance of those earnings. The accumulated undistributed earnings of non-U.S. subsidiaries that have not been previously taxed were approximately $109.1 million as of December 31, 2023.

Note 13 — Derivatives and Hedging

The Company enters into a limited number of derivative contracts to mitigate the cash flow risk associated with changes in interest rates on variable-rate debt and changes in foreign exchange rates on forecasted foreign currency transactions. The Company accounts for its outstanding derivative contracts in accordance with FASB ASC Topic 815, which requires all derivatives, including derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value. The tables below provide information regarding the Company's outstanding derivative contracts as of the dates indicated (in thousands, except for number of contracts).

December 31, 2023

Derivative Contract Type	Number of Contracts	Notional Amounts	Fair Value Asset (Liability), Net (3)	Balance Sheet Line Item	Unrealized Loss Recorded in AOCI/L
Interest rate swap (1)	1	$ 350,000	$ 1,097	Other assets	$ (24,162)
			5,962	Other current assets	
Foreign currency forwards (2)	111	525,719	180	Other current assets	—
Total	112	$ 875,719	$ 7,239		$ (24,162)

December 31, 2022

Derivative Contract Type	Number of Contracts	Notional Amounts	Fair Value Asset (Liability), Net (3)	Balance Sheet Line Item	Unrealized Loss Recorded in AOCI/L
Interest rate swaps (1)	1	$ 350,000	$ 3,952	Other assets	$ (39,248)
			6,346	Other current assets	
Foreign currency forwards (2)	138	687,763	625	Other current assets	—
Total	139	$ 1,037,763	$ 10,923		$ (39,248)

(1) As a result of the payment under the then outstanding 2016 Credit Agreement term loan and revolving credit facility, the Company de-designated all of its interest rate swaps effective June 30, 2020. Accordingly, hedge accounting is not applicable, and subsequent changes to fair value of the interest rate swaps are recorded in Other income, net. The amounts previously recorded in Accumulated other comprehensive loss are amortized into Interest expense over the terms of the hedged forecasted interest payments. Note 6 — Debt provides additional information regarding the Company's interest rate swap contracts.

(2) The Company has foreign exchange transaction risk because it typically enters into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. The Company enters into short-term foreign currency forward exchange contracts to mitigate the cash flow risk associated with changes in foreign currency rates on forecasted foreign currency transactions. These contracts are accounted for at fair value with realized and unrealized gains and losses recognized in Other income, net because the Company does not designate these contracts as hedges for accounting purposes. All of the outstanding foreign currency forward exchange contracts at December 31, 2023 matured before January 31, 2024.

(3) See Note 14 — Fair Value Disclosures for the determination of the fair values of these instruments.

At December 31, 2023, all of the Company's derivative counterparties were investment grade financial institutions. The Company did not have any collateral arrangements with its derivative counterparties and none of the derivative contracts contained credit-risk related contingent features. The table below provides information regarding amounts recognized in the Consolidated Statements of Operations for derivative contracts for the years ended December 31 (in thousands).

Amount Recorded In	2023	2022	2021
Interest expense (1)	$ 20,062	$ 22,643	$ 29,061
Other income, net (2)	(5,836)	(20,397)	(18,844)
Total expense, net	$ 14,226	$ 2,246	$ 10,217

(1) Consists of interest expense from interest rate swap contracts.
(2) Consists of net realized and unrealized gains and losses on foreign currency forward contracts, gains and losses on de-designated interest rate swaps.

.

Note 14 — Fair Value Disclosures

The Company's financial instruments include cash equivalents, fees receivable from customers, accounts payable and accrued liabilities, all of which are normally short-term in nature. The Company believes that the carrying amounts of these financial instruments reasonably approximate their fair values due to their short-term nature. The Company's financial instruments also include its outstanding variable-rate borrowings under the 2020 Credit Agreement. The Company believes that the carrying amounts of its variable-rate borrowings reasonably approximate their fair values because the rates of interest on those borrowings reflect current market rates of interest for similar instruments with comparable maturities.

The Company enters into a limited number of derivatives transactions but does not enter into repurchase agreements, securities lending transactions or master netting arrangements. Receivables or payables that result from derivatives transactions are recorded gross in the Consolidated Balance Sheets.

FASB ASC Topic 820 provides a framework for the measurement of fair value and a valuation hierarchy based on the transparency of inputs used in the valuation of assets and liabilities. Classification within the valuation hierarchy is based on the lowest level of input that is significant to the resulting fair value measurement. The valuation hierarchy contains three levels. Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs such as internally-created valuation models. Generally, the Company does not utilize Level 3 valuation inputs to remeasure any of its assets or liabilities. However, Level 3 inputs may be used by the Company when certain long-lived assets, including identifiable intangible assets, goodwill, and right-of-use assets are measured at fair value on a nonrecurring basis when there are indicators of impairment. Additionally, Level 3 inputs may be used by the Company in its required annual impairment review of goodwill. Information regarding the periodic assessment of the Company's goodwill is included in Note 1 — Business and Significant Accounting Policies. The Company does not typically transfer assets or liabilities between different levels of the valuation hierarchy.

The table below presents the fair value of certain financial assets and liabilities that are recorded at fair value and measured on a recurring basis in the Company's Consolidated Balance Sheets (in thousands).

Description	December 31,	
	2023	2022
Assets:		
Values based on Level 1 inputs:		
Deferred compensation plan assets (1)	$ 10,290	$ 6,065
Total Level 1 inputs	10,290	6,065
Values based on Level 2 inputs:		
Deferred compensation plan assets (1)	104,555	84,318
Foreign currency forward contracts (2)	1,646	3,236
Interest rate swap contract (3)	7,059	10,298
Total Level 2 inputs	113,260	97,852
Total Assets	$ 123,550	$ 103,917
Liabilities:		
Values based on Level 2 inputs:		
Deferred compensation plan liabilities (1)	$ 121,708	$ 96,641
Foreign currency forward contracts (2)	1,466	2,611
Total Level 2 inputs	123,174	99,252
Total Liabilities	$ 123,174	$ 99,252

(1) The Company has a deferred compensation plan for the benefit of certain highly compensated officers, managers and other key employees (see Note 15 — Employee Benefits). The assets consist of investments in money market funds, mutual funds and company-owned life insurance contracts. The money market funds consist of cash equivalents while the mutual fund investments consist of publicly-traded and quoted equity shares. The Company considers the fair values of these assets to be based on Level 1 inputs, and such assets had fair values of $10.3 million and $6.1 million as of December 31, 2023 and 2022, respectively. The carrying amounts of the life insurance contracts equal their cash surrender values. Cash surrender value represents the estimated amount that the Company would receive upon termination of a contract, which approximates fair value. The Company considers life insurance contracts to be valued based on Level 2 inputs, and such assets had fair values of $104.6 million and $84.3 million at December 31, 2023 and 2022, respectively. The related deferred compensation plan liabilities are recorded at fair value, or the estimated amount needed to settle the liability, which the Company considers to be a Level 2 input.

(2) The Company enters into foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates (see Note 13 — Derivatives and Hedging). Valuation of these contracts is based on observable foreign currency exchange rates in active markets, which the Company considers to be a Level 2 input.

(3) The Company has interest rate swap contracts that hedge the risk of variability from interest payments on its borrowings (see Note 6 — Debt). The fair values of interest rate swaps are based on mark-to-market valuations prepared by a third-party broker. Those valuations are based on observable interest rates from recently executed market transactions and other observable market data, which the Company considers to be Level 2 inputs. The Company independently corroborates the reasonableness of the valuations prepared by the third-party broker by using an electronic quotation service.

The table below presents the carrying amounts (net of deferred financing costs) and fair values of financial instruments that are not recorded at fair value in the Company's Consolidated Balance Sheets (in thousands). The estimated fair value of the financial instruments was derived from quoted market prices provided by an independent dealer, which the Company considers to be a Level 2 input.

Description	Carrying Amount December 31,		Fair Value December 31,	
	2023	2022	2023	2022
2028 Notes	$ 794,088	$ 792,934	$ 759,040	$ 740,864
2029 Notes	594,794	593,951	543,408	523,842
2030 Notes	793,189	792,324	709,600	688,856
Total	$ 2,182,071	$ 2,179,209	$ 2,012,048	$ 1,953,562

Assets Measured at Fair Value on a Nonrecurring Basis

The Company's certain long-lived assets, including identifiable intangible assets, goodwill, and right-of-use assets assets are measured at fair value on a nonrecurring basis when there are indicators of impairment. During the years ended December 31, 2023, 2022 and 2021, the Company recorded impairment charges of $20.4 million, $54.0 million, and $49.5 million, respectively, on right-of-use assets and other long-lived assets primarily related to certain office leases that the Company determined will no longer be used, net of a reduction in the related lease liabilities. The impairment was derived by comparing the fair value of the impacted assets to the carrying value of those assets as of the impairment measurement date, as required under ASC Topic 360 using Level 3 inputs. See Note 7 — Leases for additional discussion related to these impairment charges.

Additionally, see Note 2 — Acquisitions and Divestiture for fair value measurements of certain assets and liabilities acquired in business combinations that are recorded at fair value on a nonrecurring basis.

Note 15 — Employee Benefits

Defined contribution plans. The Company has savings and investment plans (the "401(k) Plans") covering substantially all U.S. employees. Company contributions are based on the level of employee contributions, up to a maximum of 4% of an employee's eligible salary, subject to an annual maximum. For 2023, the maximum Company match was $7,200. Amounts expensed in connection with the 401(k) Plans totaled $56.0 million, $50.4 million and $44.1 million in 2023, 2022 and 2021, respectively.

Deferred compensation plans. The Company has supplemental deferred compensation plans for the benefit of certain highly compensated officers, managers and other key employees. The plans' investment assets are recorded at fair value in Other assets on the Consolidated Balance Sheets. The value of those assets was $114.8 million and $90.4 million at December 31, 2023 and 2022, respectively (see Note 14 — Fair Value Disclosures for fair value information). The related deferred compensation plan liabilities, which were $121.7 million and $96.6 million at December 31, 2023 and 2022, respectively, are carried at fair value and are adjusted with a corresponding charge or credit to compensation expense to reflect the fair value of the amount owed to the employees. Deferred compensation plan liabilities are recorded in Other liabilities on the Consolidated Balance Sheets. Compensation expense recognized for all of the Company's deferred compensation plans was $2.8 million, $0.4 million and $1.3 million in 2023, 2022 and 2021, respectively.

Defined benefit pension plans. The Company has defined benefit pension plans at several of its international locations. Benefits earned and paid under those plans are generally based on years of service and level of employee compensation. The Company's vested benefit obligation is the actuarial present value of the vested benefits to which an employee is entitled based on the employee's expected date of separation or retirement. The Company's defined benefit pension plans are accounted for in accordance with FASB ASC Topics 715 and 960. The table below presents the components of the Company's defined benefit pension plan expense for the years ended December 31 (in thousands). The components of pension expense, other than service cost, are recorded in Other income, net in the Consolidated Statements of Operations.

	2023	2022	2021
Service cost	$ 5,363	$ 4,173	$ 4,511
Interest cost	2,173	709	605
Expected return on plan assets	(1,132)	(459)	(350)
Recognition of actuarial loss	171	264	576
Recognition of loss due to settlements	—	—	286
Other	(638)	501	—
Total defined benefit pension plan expense	$ 5,937	$ 5,188	$ 5,628

The table below presents the key assumptions used in the computation of pension expense for the years ended December 31.

	2023	2022	2021
Weighted average discount rate (1)	3.67 %	1.24 %	0.94 %
Expected return on plan assets	3.90 %	1.58 %	1.19 %
Average compensation increase	3.37 %	2.57 %	2.58 %
Cash balance interest credit rate	3.60 %	1.20 %	0.80 %

(1) Discount rates are typically determined by using the yields on long-term corporate or government bonds in the relevant country with a duration consistent with the expected term of the underlying pension obligations.

The table below provides information regarding changes in the projected benefit obligation of the Company's defined benefit pension plans for the years ended December 31 (in thousands).

	2023	2022	2021
Projected benefit obligation at beginning of year	$ 55,311	$ 57,973	$ 62,297
Service cost	5,363	4,173	4,511
Interest cost	2,173	709	605
Actuarial loss (gain) due to assumption changes and plan experience (1)	2,527	(7,318)	(2,230)
Benefits payments (2)	(1,974)	(1,225)	(1,198)
Plan amendments	—	—	269
Settlements	—	—	(1,606)
Acquisition/Business Combination/Divestiture	(268)	—	—
Other	4,628	5,685	—
Foreign currency impact	643	(4,686)	(4,675)
Projected benefit obligation at end of year (3)	$ 68,403	$ 55,311	$ 57,973

The table below presents the key assumptions used in determining the projected benefit obligations at December 31.

	2023	2022	2021
Weighted average discount rate (4)	3.48 %	3.67 %	1.24 %
Average compensation increase	3.29 %	3.37 %	2.57 %
Cash balance interest credit rate	3.10 %	3.60 %	1.20 %

(1) The actuarial (gain) losses were primarily due to changes in the weighted average discount rate assumption.
(2) The Company projects benefit payments will be made in future years directly to plan participants as follows: $3.5 million in 2024; $3.6 million in 2025; $4.0 million in 2026; $4.6 million in 2027; $5.8 million in 2028; and $32.6 million in total in the five years thereafter.
(3) Measured as of December 31.
(4) Discount rates are typically determined by using the yields on long-term corporate or government bonds in the relevant country with a duration consistent with the expected term of the underlying pension obligations.

The tables below provide information regarding the funded status of the Company's defined benefit pension plans and the related amounts recorded in the Consolidated Balance Sheets as of December 31 (in thousands).

Funded status of the plans		2023		2022		2021
Projected benefit obligation	$	68,403	$	55,311	$	57,973
Pension plan assets at fair value (1)		(33,034)		(27,798)		(29,737)
Funded status – shortfall (2)	$	35,369	$	27,513	$	28,236
Accumulated benefit obligation	$	61,713	$	50,335	$	54,701
Amounts recorded in the Consolidated Balance Sheets for the plans						
Other liabilities – accrued pension obligation (2)	$	35,369	$	27,513	$	28,236
Stockholders' equity – deferred actuarial loss (3)	$	(5,731)	$	(4,247)	$	(6,672)

(1) The pension plan assets are held by third-party trustees and are invested in a diversified portfolio of equities, high-quality government and corporate bonds, and other investments. The assets are primarily valued based on Level 1 and Level 2 inputs under the fair value hierarchy in FASB ASC Topic 820, with the majority of the invested assets considered to be of low-to-medium investment risk. The Company projects a future long-term rate of return on these plan assets of 3.59%, which it believes is reasonable based on the composition of the assets and both current and projected market conditions. Additional information regarding pension plan asset activity is provided below.

(2) Funded status – shortfall represents the amount of the projected benefit obligation that the Company has not funded with a third-party trustee. These liabilities of the Company are recorded in Other liabilities on the Consolidated Balance Sheets. The level of future contributions by the Company will vary and is dependent on a number of factors including investment returns, interest rate fluctuations, plan demographics, funding regulations and the results of the final actuarial valuation.

(3) The deferred actuarial loss as of December 31, 2023 is recorded in AOCI/L and will be reclassified out of AOCI/L and recognized as pension expense over approximately 11 years, subject to certain limitations set forth in FASB ASC Topic 715.

The table below provides a rollforward of the Company's defined benefit pension plans assets for the years ended December 31 (in thousands).

		2023		2022		2021
Pension plan assets at the beginning of the year	$	27,798	$	29,737	$	28,636
Company contributions		5,022		4,450		4,865
Benefit payments		(1,974)		(1,225)		(1,198)
Actual return on plan assets		1,516		(3,072)		1,066
Settlements		—		—		(1,606)
Foreign currency impact		672		(2,092)		(2,026)
Pension plan assets at the end of the year	$	33,034	$	27,798	$	29,737

The Company also has a reinsurance asset arrangement with a large international insurance company that is intended to fund benefit payments for one of its plans. The reinsurance asset is not a pension plan asset but is an asset of the Company. At December 31, 2023 and 2022, the reinsurance asset was recorded at its cash surrender value of $9.5 million and $9.1 million, respectively, and recorded in Other assets on the Consolidated Balance Sheets. The Company believes that cash surrender value approximates fair value and is equivalent to a Level 2 input under the FASB's fair value hierarchy in FASB ASC Topic 820.

Note 16 — Segment Information

The Company's products and services are delivered through three business segments – Research, Conferences and Consulting, as described below.

- **Research** equips executives and their teams from every function and across all industries with actionable, objective insight, guidance and tools. Our experienced experts deliver all this value informed by a combination of practitioner-sourced and data-driven research to help our clients address their mission critical priorities.

- *Conferences* provides executives and teams across an organization the opportunity to learn, share and network. From our Gartner Symposium/Xpo series, to industry-leading conferences focused on specific business roles and topics, to peer-driven sessions, our offerings enable attendees to experience the best of Gartner insight and guidance.

- *Consulting* serves senior executives leading technology-driven strategic initiatives leveraging the power of Gartner's actionable, objective insight. Through custom analysis and on-the-ground support we enable optimized technology investments and stronger performance on our clients' mission critical priorities.

The Company evaluates segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented in the table below, is defined as operating income or loss excluding certain Cost of services and product development expenses, Selling, general and administrative expenses, Depreciation, Amortization of intangibles, and Acquisition and integration charges. Certain bonus and fringe benefit costs included in consolidated Cost of services and product development are not allocated to segment expense. The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues. The Company does not identify or allocate tangible assets, including capital expenditures, by reportable segment. Accordingly, tangible assets are not reported by segment because the information is not available by segment and is not reviewed in the evaluation of segment performance or in making decisions regarding the allocation of resources.

The Company earns revenue from clients in many countries. Other than the United States, there is no individual country where revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of the Company's consolidated revenues and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues.

The tables below present information about the Company's reportable segments for the years ended December 31 (in thousands).

	Research	Conferences	Consulting	Consolidated
2023				
Revenues	$ 4,887,046	$ 505,164	$ 514,746	$ 5,906,956
Gross contribution	3,600,143	253,739	181,501	4,035,383
Corporate and other expenses				(2,798,489)
Operating income				$ 1,236,894
2022				
Revenues	$ 4,604,791	$ 389,273	$ 481,782	$ 5,475,846
Gross contribution	3,414,574	210,726	189,834	3,815,134
Corporate and other expenses				(2,715,028)
Operating income				$ 1,100,106
2021				
Revenues	$ 4,101,392	$ 214,449	$ 418,121	$ 4,733,962
Gross contribution	3,036,925	133,748	158,843	3,329,516
Corporate and other expenses				(2,413,765)
Operating income				$ 915,751

The table below provides a reconciliation of total segment gross contribution to net income for the years ended December 31 (in thousands).

	2023	2022	2021
Total segment gross contribution	$ 4,035,383	$ 3,815,134	$3,329,516
Costs and expenses:			
Cost of services and product development - unallocated (1)	31,667	33,059	39,647
Selling, general and administrative	2,701,542	2,480,944	2,155,658
Depreciation and amortization	191,103	191,946	212,405
Acquisition and integration charges	9,587	9,079	6,055
Gain from sale of divested operation	(135,410)	—	—
Operating income	1,236,894	1,100,106	915,751
Interest expense and other, net	(92,842)	(72,911)	(98,191)
Gain on event cancellation insurance claims	3,077	—	152,310
Less: Provision for income taxes	264,663	219,396	176,310
Net income	$ 882,466	$ 807,799	$ 793,560

(1) The unallocated amounts consist of certain bonus and fringe costs recorded in consolidated Cost of services and product development that are not allocated to segment expense. The Company's policy is to allocate bonuses to segments at 100% of a segment employee's target bonus. Amounts above or below 100% are absorbed by corporate.

Disaggregated revenue information by reportable segment for the three years ended December 31, 2023 is presented in Note 9 — Revenue and Related Matters. Long-lived asset information by geographic location as of December 31 is summarized in the table below (in thousands).

	2023	2022
Long-lived assets (1):		
United States and Canada	$ 625,269	$ 622,993
Europe, Middle East and Africa	233,272	252,573
Other International	110,274	123,138
Total long-lived assets	$ 968,815	$ 998,704

(1) Excludes goodwill and intangible assets for all dates.

Note 17 — Contingencies

Legal Matters. The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company records a provision for pending litigation in its consolidated financial statements when it is determined that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The Company believes that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on its financial position, cash flows or results of operations when resolved in a future period.

Indemnifications. The Company has various agreements that may obligate it to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations related to matters such as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by the Company under these agreements have not been material. As of December 31, 2023, the Company did not have any material payment obligations under any such indemnification agreements.

Note 18 — Valuation and Qualifying Accounts

The Company maintains an allowance for bad debt. The table below summarizes the activity in the Company's allowance for losses for the years ended December 31 (in thousands).

	Balance at Beginning of Year		Additions Charged to Expense		Deductions from the Reserve		Balance at End of Year	
2023	$	9,000	$	7,200	$	(7,200)	$	9,000
2022	$	6,500	$	7,800	$	(5,300)	$	9,000
2021	$	10,000	$	2,800	$	(6,300)	$	6,500

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gartner, Inc.

Date: February 15, 2024

By: /s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Craig W. Safian and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this report. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 15, 2024
/s/ Craig W. Safian Craig W. Safian	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 15, 2024
/s/ Peter E. Bisson Peter E. Bisson	Director	February 15, 2024
/s/ Richard J. Bressler Richard J. Bressler	Director	February 15, 2024
/s/ Raul E. Cesan Raul E. Cesan	Director	February 15, 2024
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 15, 2024
/s/ José M. Gutiérrez José M. Gutiérrez	Director	February 15, 2024
/s/ Diana S. Ferguson Diana S. Ferguson	Director	February 15, 2024
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 15, 2024
/s/ William O. Grabe William O. Grabe	Director	February 15, 2024
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 15, 2024
/s/ Eileen M. Serra Eileen M. Serra	Director	February 15, 2024
/s/ James C. Smith James C. Smith	Director	February 15, 2024

Exhibit 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1)   I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
Date: February 15, 2024

Exhibit 31.2

CERTIFICATION

I, Craig W. Safian, certify that:

(1)   I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Craig W. Safian

Craig W. Safian
Chief Financial Officer
Date: February 15, 2024

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall, Chief Executive Officer of the Company, and Craig W. Safian, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall

Name: Eugene A. Hall

Title: Chief Executive Officer

          Date: February 15, 2024

/s/ Craig W. Safian

Name: Craig W. Safian

Title: Chief Financial Officer

          Date: February 15, 2024

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Peter Bisson
Former Director
McKinsey & Company

Richard J. Bressler
President, Chief Operating
Officer and Chief Financial Officer
iHeartMedia, Inc.

Raul E. Cesan
Founder and Managing Partner
Commercial Worldwide, LLC

Former President and
Chief Operating Officer
Schering-Plough Corporation

Karen E. Dykstra
Former Chief Financial Officer and
Executive Vice President
VMware, Inc.

Former Chief Financial and
Administrative Officer
AOL, Inc.

Former Chief Financial Officer
Automatic Data Processing, Inc.

Diana S. Ferguson
Founder and Principal of Scarlett
Investments, LLC

Former Chief Financial Officer
Cleveland Avenue, LLC

Anne Sutherland Fuchs
Consultant

Former Chair
Commission on Women's Issues
for New York City

William O. Grabe
Advisory Director
General Atlantic LLC

José M. Gutiérrez
Former Senior Executive
Vice President
AT&T

Eugene A. Hall
Chief Executive Officer
Gartner, Inc.

Stephen G. Pagliuca
Senior Advisor and
Former Managing Director
Bain Capital Private Equity, LP

Former Co-Chairman
Bain Capital, LP

Managing Partner
Boston Celtics

Eileen M. Serra
Former Senior Advisor
JPMorgan Chase & Co.

Former Chief Executive Officer
Chase Card Services

James C. Smith
Chairman of the Board
Gartner, Inc.

Retired Chairman and
Chief Executive Officer
First Health Group Corp.



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